Automotive
Powder Metallurgy
OffHighway
Aerospace


09045868

GKN plc
Annual Report and Accounts
for the year ended 31 December 2008

 *1759-2009*

GKN plc
PO Box 55
Ipsley House
Ipsley Church Lane
Redditch
Worcestershire B98 0TL
England



Dear Shareholder,

In my statement last year I predicted that the economic uncertainty which had characterised the end of 2007 was set to continue. It has indeed developed into the worst global recession since the Great Depression in the 1930s.

GKN performed creditably in the first three quarters of 2008, ahead of the same period in the prior year, but the dramatic and global reduction in demand in the automotive sector had a very detrimental impact on the fourth quarter results. This reduction was strongly influenced by a shortage of the credit which traditionally drives automotive sales. We were one of the first to warn the market of these difficulties in October and did so again in November as trends worsened. We responded rapidly and decisively with short-time working, downsizing and the development of restructuring plans to match the changed operating environment. Our results for the year are towards the top of the profit range we indicated in November, strongly supported by excellent performances from our Aerospace and OffHighway businesses.

Automotive markets are unlikely to recover until credit availability to our ultimate customers and confidence is restored but I am confident that GKN is well placed to weather the current downturn.

In times and conditions such as these we must manage our business prudently by ensuring that our cost base reflects market conditions and that our cash resources are managed as tightly as possible. With this in mind, your Board has decided not to pay a final dividend, thus holding the total dividend for 2008 at that paid by way of interim dividend in September of last year, 4.5p per share. We will review the dividend position again at the time of our half year results for 2009 in the light of our first half performance and the prevailing market conditions.

I would like to thank the Board, the executive team, and everybody in GKN for the dedication and hard work they have employed in adjusting to the downturn and for their focus, determination and loyalty.

The Company will celebrate the 250th anniversary of its founding in Dowlais, South Wales on 19 September this year, the achievement of which we are immensely proud. GKN has overcome many depressions, recessions and setbacks over the years and I believe that the Group will emerge from this recession strengthened by the experience and ready to respond to the many opportunities that will arise.

Roy D. Brown

Chairman

GKN plc is registered in England No. 4191106
Registerd office: PO Box 55, Ipsley House, Ipsley Church Lane, Redditch, Worcestershire B98 0TL, England



please turn over to see Our Objective and Our Strategy > > >

Our Objective

GKN is committed to providing long term shareholder value in the form of steadily growing earnings per share and dividends. We aim to achieve this through the supply of outstanding products and services to our customers to produce sustained growth in sales, profitability and cash flow.



Our Strategy

- focusing our activities in the industries we know and having market leadership positions in those chosen business segments
- delivering advanced technology and first class engineering capability to our customers
- providing exceptional levels of customer service, including achieving the highest delivery and quality standards in our industries
- operating on a truly global basis so that we are best placed to service our customers wherever they may be
- achieving world class manufacturing standards and maintaining our competitiveness through the application throughout the Group of Lean manufacturing techniques
- generating an environment where highly skilled and motivated people can operate to the exacting standards demanded in our business segments, can develop their careers and provide the Group with a sustainable competitive advantage
- completing focused acquisitions which meet strict rates of return criteria, add to our technology, global presence or customer base and thereby accelerate our growth
- divesting businesses where we no longer see optimum value as part of the Group
- managing the Group in a controlled governance environment with due regard for financial and other business risks



2008 Performance*

- Group results significantly impacted by the decline in automotive related sales in the final quarter: sales up 12%, profit before tax down 35%, earnings per share down 32%.
- Strong performance in non-automotive businesses: Aerospace sales up 22% and trading profit up 27%; OffHighway sales up 32% and trading profit up 38%.
- Driveline secures 77% of available driveshafts business and over $3 billion of new business secured by Aerospace.
- Filton acquisition completed creating future growth opportunities.
- Net debt of £708 million as at 31 December 2008, leaves headroom of £402 million.
- Board decided not to pay a final dividend.
- Restructuring programme implemented in 2008 and further plans announced for 2009.

Statutory Basis

Sales	Profit/(Loss) before tax	Earnings per share
£4,376m	£(130)m	(17.3)p
2007: £3,869m	2007: £199m	2007: 27.9p
2006: £3,634m	2006: £182m	2006: 25.0p

Management Basis*

Sales	Profit before tax	Earnings per share
£4,617m	£167m	23.8p
2007: £4,122m	2007: £255m	2007: 35.1p
2006: £3,842m	2006: £230m	2006: 30.1p

* Sales include share of joint ventures. Profit and earnings exclude restructuring and impairment charges, amortisation of non-operating intangible assets arising on business combinations, profits and losses on the sale or closures of businesses, change in the value of derivative and other financial instruments and profits arising on discontinued operations.


Sir Kevin Smith

Chief Executive's Statement

2008 Performance

Against a background of a more uncertain economic environment, GKN entered 2008 with a positive outlook. Our strategic restructuring of Driveline was complete, rebalancing our geographic footprint towards high growth markets; our order books were buoyant across all divisions; and in Aerospace our excellent positioning on new aircraft and engine programmes was set to provide momentum for continuing strong growth.

Our first half performance underscored our confidence. The North American automotive market had already softened significantly and cost pressures had intensified with huge increases in raw material and energy costs. Despite these headwinds, Group revenues (subsidiaries and joint ventures) before favourable currency translation were up 9%, Group profit before tax was up 5% and operating cash flow had also improved.

Although some weakening of automotive sales was expected, the world's automotive industry has been stunned by the speed of the collapse in demand for its products in all parts of the world as the emerging global recession took hold.

For GKN's Automotive business, including Powder Metallurgy, overall activity levels fell in the fourth quarter by around 40% from June and the business was loss making in the last two months of the year. Swift and wide ranging action has been implemented to reposition the business for a sustained period of severely depressed global demand.

Between October and the year end we had reduced our global workforce by 2,800 people, this in addition to a reduction of 600 employees in North America earlier in the year. Short-time working programmes were implemented globally and extended shut-down periods introduced in all 63 automotive plants worldwide. The Group's focus on managing short term cash flow has been intensified, with particular attention being paid to working capital and all elements of discretionary expenditure. Investment programmes, particularly capital plant and machinery procurement, have also been curtailed or delayed.

Elsewhere, in the Group's non-automotive businesses, and against a backdrop of more supportive markets, performance has been excellent.

OffHighway sales and profits achieved record levels. Revenues, before favourable currency, improved by 17% and profits, similarly, were up by 18%. Demand for agricultural machinery was healthy throughout the year and the heavy construction and mining equipment sectors also remained supportive. The light construction, industrial and leisure equipment segments, which account for 15% of OffHighway revenues, have progressively weakened through the year.

Aerospace had another really excellent year. Revenues, before favourable currency, increased by 15% and profits, similarly, by 20%. The acquisition of the Teleflex aero engine component business, which has now been successfully integrated, accounted for 5% of the sales improvement and the division delivered strong organic growth. The military market was particularly buoyant with increased demand on a range of programmes. Delays were experienced in a number of customer development programmes, particularly the Boeing 787 and Airbus A400M, which were largely offset by sales of new products such as the winglets for the Boeing 767 in-service fleet and early production activity on programmes such as the Joint Strike Fighter.



Our achievements

The 2008 headlines for GKN will record the impact of a severe global recession on profitability and jobs. Behind those headlines GKN people have much to be proud of in their achievements during the year.

In Automotive the world's most advanced traction control system with GKN technology at its core took to the road to wide acclaim on the new BMW X6. GKN's power distribution and control technology was recognised with Nissan's Global Innovation Award for our contribution to the Nissan GT-R.

Our mild hybrid e-motor technology received its first customer award from a European manufacturer, building on our market leadership position in Japan, and we supported a European customer with the design and development of its first all wheel drive platform which will provide substantial future business for GKN.

Once again our driveshafts operation won the majority of new business which came to market, with a 77% win rate further enhancing its market share. New manufacturing plants were opened in China, India and Turkey by Driveline and in Argentina by Sinter Metals and are now operating to GKN's world class manufacturing standards, further enhancing our global footprint.

Aerospace made further significant progress in 2008 and is now Europe's leading aerostructures company. Successful new programme development, making extensive use of composite materials and proprietary manufacturing technology, has supported the launch of the Boeing 787, Airbus A380 and a range of other important aerospace programmes. Northrop Grumman rolled out its first prototype carrier-capable unmanned combat aircraft with GKN contributing around 80% of the manufactured aircraft and much of the structural design. We are pleased to have secured a $2 billion order with Airbus for a very significant package of major composite wing structures for the A350, and the formation of a UK-based technology joint venture with Rolls-Royce to co-develop and manufacture composite fan blades for their next generation aero engines was another exciting milestone.

The acquisition of the Airbus wing component and sub-assembly facility at Filton, Bristol, completed on 5 January 2009, marked the end of a momentous year for Aerospace. A new supply and technology partnership with Airbus and a world class aerostructures manufacturing facility creates significant new opportunities as we continue on our path to become the world-leading first tier supplier in the development and manufacture of airframe and engine structural components.

Although we expect 2009 to be a very challenging year, GKN's financial position is sound and actions taken to reduce costs and improve cash flow should position us to benefit strongly when markets recover.

Technology right for the times

In 2009 we celebrate our 250th birthday and it is right that we take time out to reflect on our heritage. Indeed we have much to be proud of. Our history is rich with manufacturing invention and innovation and our future relies on our ability to continue to develop new technology and new products for a new world. The low carbon global economy provides huge potential for GKN — new lightweight mechatronic drivelines, lightweight high strength net shape components from Powder Metallurgy, and complex lightweight aircraft and engine structures for the next generation of fuel efficient, low emission aircraft. In this report you will read about technologies, products and processes which build on our history and provide a major opportunity for GKN to stamp its imprint on a new and exciting low carbon world.

Quality and capability

Clearly 2008 has been a very challenging year and 2009 is set to be even tougher. We have had much to do to reposition ourselves to survive and prosper through the most severe global recession in modern times.

GKN supplies highly engineered products for almost half of all automobiles manufactured across the globe and almost all aircraft in production worldwide. Our people achieve world class standards of quality and our health and safety record is world leading. I am proud of every one of them and deeply regret the difficult actions we have had to take over the last few months. GKN has much to be proud of in its long history and as our markets recover we will be positioned for a strong future.

2009 Outlook

Markets and Environments

The outlook for our major markets is both challenging and uncertain as the global economic recession continues to severely impact demand in most of our end markets.

The outlook for Automotive production is extremely uncertain. Forecasters expect weakness across virtually all regions with global light vehicle output to fall within a range of 55 to 59 million vehicles — a decline of between 12% and 20%.

OffHighway markets have weakened over the last few months and forecasters now expect a substantial decline in demand for heavy construction, mining and agricultural equipment.

Aerospace markets are mixed. Military aircraft demand is expected to remain solid through the year. In the civil sector, regional and business jet demand has fallen sharply and some reduction in production rates for large civil aircraft is expected in the second half.

Restructuring

In addition to the restructuring actions taken in the final quarter of 2008, global headcount will be reduced further in 2009 by around 2,400 people, of which around 300 had already left the Group by the end of January. A number of manufacturing sites will be closed and short-time working and plant shut-downs implemented widely.

The programme will be completed by July 2010 and cash costs of approximately £140 million and non-cash asset impairments of approximately £150 million will be incurred. The plan is expected to reduce full year operating costs by approximately £190 million.

GKN's businesses

Production volumes in the Group's Automotive and Powder Metallurgy businesses have been particularly soft in the first quarter as vehicle manufacturers reduce inventories and realign output with consumer demand. Some recovery is expected from the second quarter onward and the Group will increasingly benefit from its cost reduction programme.

OffHighway sales are expected to fall as demand declines rapidly through the second quarter.

Aerospace sales are expected to continue to grow strongly as the Filton acquisition is consolidated into the division.

If sterling were to remain at current levels against major international currencies, there would be a translational benefit to Group results.

Financing

The Group entered 2009 with net debt of £708 million. EBITDA/net interest cover was 8 times, well ahead of the 3.5 times required by our one banking covenant on committed facilities.

Outlook

Although we expect 2009 to be a very challenging year, GKN's financial position is sound and actions taken to reduce costs and improve cash flow should position us to benefit strongly when markets recover.



Sir Kevin Smith
Chief Executive



1759 - 2009

250 Years of Exceptional Engineering

From a single blast furnace fuelling a tiny iron works on the Welsh hillside, GKN has evolved over two and a half centuries to hold its place at the forefront of the engineering industry.

GKN's geographic expansion started in 1921 with its first venture overseas to New South Wales, Australia, followed by a significant expansion into India in 1934. Today the Group operates in over 30 countries, from the US West Coast to the eastern shores of Japan, from northern China throughout Europe to South Africa, Brazil and Australia. In 2008, GKN opened new facilities in China, India, Turkey and Argentina, further enhancing its global footprint.



In the beginning . . .

1759 Dowlais Iron Co. established in South Wales

1767 John Guest appointed works manager at Dowlais

1854 John Nettlefold opens a woodscrew mill in Smethwick with Joseph Chamberlain Snr

1856 The Patent Nut and Bolt Co. (PNB) is founded by Arthur Keen and Francis Watkins

1900 Dowlais and PNB combine to form Guest, Keen & Co.

1902 Company acquires Nettlefolds and is renamed Guest, Keen and Nettlefolds, Ltd

1920 Acquisition of Joseph Sankey & Sons, supplier to the motor industry

1966 Interest in Uni-Cardan acquired giving access to the CVJ market



Throughout its history, GKN has used advancements in process and material technologies to deliver leading edge products to its customers.

In 1856 the Dowlais Iron Co. acquired the first British licence to use the new Bessemer process for making steel. The process, which enabled molten pig-iron to be turned into steel by blowing air through it in a tilting converter, revolutionised the manufacture of steel.

In 2008, GKN developed a new generation of pre-alloyed steel powder for use in the manufacture of sintered components. The powder has a lower alloy content than traditional alloyed powder yet offers improved compressibility and performance allowing manufacture of higher strength, more complex components.

Constant velocity joints (CVJs) revolutionised the motor industry in the 1960s enabling the manufacture of a new generation of front wheel drive cars, including the iconic Mini.

GKN has since developed breakthrough CVJ technologies which reduce weight and improve driveline efficiency.


621 AOK

In 2008, GKN partnered a European car manufacturer to develop its first application of an electric rear axle for hybrid vehicle use. The technology offers improved fuel efficiency and the option of an 'all electric' drive mode with zero emissions.



countertrack GKN TECHNOLOGY



1974	1986	1988	1997	2001	2004	2009
GKN Chep Ltd, a pallet pooling business, is established with Brambles of Australia	Name changed to GKN plc to reflect the change in composition of the Group's businesses	29.9% stake acquired in Westland. Majority control achieved in 1994	Acquisition of Sinter Metals Inc. marks expansion of powder metallurgy business	Demerger of industrial services businesses. Creation of the AgustaWestland joint venture	GKN sells its interest in AgustaWestland for more than £1 billion	Acquisition of Filton wing component and sub-assembly facility from Airbus



. . . more recently

GKN Aerospace can trace its origins to 1901 and Sam Saunders, an aviation pioneer responsible for patenting a revolutionary technique of constructing lightweight material which was widely used in the manufacture of aircraft until the 1950s.



Today our business continues to pioneer the use of new materials and process technologies. In 2008, GKN secured a significant order to design and produce major composite wing structures using the latest material and automated manufacturing technologies for the next generation of fuel efficient, low emission aircraft.

GKN at a Glance


Constant velocity jointed sideshaft


Variable valve timing rotor

Automotive > 22,200 Employees

Principal Operations

- GKN Driveline develops, manufactures and supplies the most extensive and widely used range of automotive driveline components for light vehicles, including driveshafts, geared components and torque management devices. The European industrial and distribution services business (IDS) provides a range of components to the passenger vehicle aftermarket, and repairs and replaces heavy duty propshafts.
- The business, including joint ventures, operates from over 40 locations in more than 30 countries.
- Other Automotive companies manufacture structural components, engine cylinder liners and substrates for catalytic converters for light vehicle and truck applications through subsidiaries and joint ventures in the UK, Germany, the US, China and India.

Major Markets

- GKN Driveline is the global leader in the production of constant velocity jointed (CVJ) products for light vehicles, with approximately 41% global market share. Its share of global demand for premium propshafts is around 18% and it is one of the world's leading suppliers of mechanically and electronically controlled torque management systems and associated geared components. The customer base is wide and includes all the world's major motor manufacturing groups.
- IDS has a wide range of aftermarket customers and Other Automotive sells mainly to European and US vehicle manufacturers and engine makers.

Sales* by Region of Origin


£623m (26%)
£547m (22%)
£1,274m (52%)
Rest of the World
Americas
Europe

Powder Metallurgy > 6,000 Employees

Principal Operations

- GKN Sinter Metals uses powdered metals to manufacture precision automotive components for engines, transmissions, and body and chassis applications. It also produces a range of components for industrial and consumer applications, including power tools, bearings, white goods and garden equipment. The business operates from 29 locations in Western Europe, North and South America, India, China and South Africa.
- Hoeganaes produces metal powders, largely ferrous based, used in the manufacture of sintered components. Manufacture takes place in Europe and in North America, where it is the largest producer of ferrous metal powder.

Major Markets

- GKN Sinter Metals is the world's largest manufacturer of sintered components with an estimated 15% global market share, around twice that of its nearest competitors. Approximately 80% of its sales are to automotive customers, with around 29%, either directly or indirectly, to the North American operations of Chrysler, Ford and General Motors, and the balance to a wide range of other industrial customers.
- Hoeganaes has an estimated 50% share of the metal powder market in North America. Some 45% of its powder production is sold to our own sintering business with the balance to other US, European and Asian customers.

Sales* by Region of Origin


£32m (5%)
£299m (48%)
£287m (47%)
Rest of the World
Americas
Europe

* including share of joint ventures


Off-highway driveshaft

OffHighway > 3,900 Employees

> GKN OffHighway designs, manufactures and distributes a wide range of products for the agricultural, construction and mining, and industrial machinery markets. The business supplies, on a global basis, a portfolio of products for off-highway vehicles including agricultural and torsion axles, wheels, power take-off shafts, gearboxes and tractor attachment systems.

> A service and distribution business supplies GKN's and other manufacturers' products to aftermarket wholesalers and distributors, principally within Europe.

> The business operates from 24 locations in 13 countries across the Americas, Europe and Asia.

> The major markets in which GKN OffHighway operates are global agricultural (68% of sales), construction and mining equipment (20%) and industrial equipment (12%). GKN OffHighway is the leading global supplier of off-highway wheels, agricultural power take-off shafts, and high speed shafts for construction equipment.

> A first tier supplier to the world's leading manufacturers of agricultural, construction and mining equipment, 40% of its sales are to eight global customers including John Deere, Caterpillar, Case New Holland, CLAAS and AGCO. The remaining sales are to some 3,000 independent customers.


£18m (3%)
£147m (27%)
£388m (70%)
Rest of the World
Americas
Europe


Blended winglet

Aerospace > 7,900 Employees

> GKN Aerospace is a leading supplier of airframe and engine structures, components, assemblies, transparencies and engineering services to aircraft and engine prime contractors. It offers design and manufacturing capabilities in aerostructures (fuselage, wing and flight control surface assemblies and components), propulsion systems (engine and nacelle components and assemblies), and special products (including transparencies and protection systems).

> The business operates through 28 manufacturing facilities, mainly in North America and Europe, assisted by a network of design and support facilities. It also has three dedicated engineering centres around the world.

> GKN Aerospace serves all major airframe and engine manufacturers, with particular emphasis on composite technologies (22% of sales), lightweight highly stressed metallic components (42%) and integrated systems and aftermarket services (36%). It is a leader in the design and manufacture of advanced composites, transparencies and complex metal structures.

> Approximately 58% of sales are to the defence market and 42% to the civil market. The top three customers, which account for some 50% of sales, are Boeing, Airbus and United Technologies Corporation.


£10m (1%)
£664m (66%)
£328m (33%)
Rest of the World
Americas
Europe

Business Review

This business review (which is incorporated by reference into the Directors' report) has been prepared to provide a fair review of the business of the Company and to describe the principal risks and uncertainties it faces. In doing so, it aims to provide a balanced and comprehensive analysis of the development and performance of the business of the Company during the 2008 financial year and the position of the Company at the end of the 2008 financial year, consistent with the size and complexity of its business. It has been prepared for the whole Group and therefore gives greater emphasis to those matters which are significant to GKN plc and its subsidiaries when viewed as a whole. The business review is addressed to and has been prepared for the members of the Company and it should not be relied upon by any other party or for any other purpose.

Group activities

GKN is a global engineering business serving mainly the automotive, industrial, off-highway and aerospace markets. The bulk of our sales are made to vehicle and aircraft manufacturers as well as, in Aerospace, to other major tier one suppliers. We operate in four different business areas:

Automotive

Automotive activities comprise GKN Driveline and Other Automotive companies which supply driveshafts, geared components, torque management devices, structural and engine components and substrates for catalytic converters, largely to vehicle manufacturers in the global car and light vehicle markets.



Powder Metallurgy

Powder Metallurgy produces powdered metal and sintered components for automotive and other industrial customers.

OffHighway

OffHighway mainly designs and manufactures steel wheels and driveline products for the agricultural, construction and mining, and industrial machinery markets.

Aerospace

Aerospace activities are concentrated on the production of airframe and engine structures, components and assemblies for both military and civil aerospace markets.

The Group has operations in over 30 countries with 36,500 employees in subsidiary companies and a further 3,500 in joint ventures.

Strategy and business objectives

The business review provides information on our performance in 2008, both financially and in terms of progress made against our objective and strategy as set out on the inside front cover of this report. We implement and monitor performance against our strategy through a number of key performance indicators and objectives, both financial and non-financial.

The global recession has interrupted our progress in achieving our goals, particularly against our key financial performance indicators; this is specifically evident in our Automotive and Powder Metallurgy businesses. Solid progress has been made, however, in Aerospace and OffHighway. Divisional information is given in the relevant section of this review.

Throughout the business review we give details of management's response to the deteriorating market conditions and in the section on Financing and Risk we note the additional risks created by the recession and how we are addressing these.

Key performance indicators

The principal key performance indicators and our performance against them in 2008 are shown below for the Group.

In defining financial indicators we use management sales and management trading profit as defined below as this better reflects the underlying performance of the Group and respective divisions.

Financial key performance indicators

1. Growth in Group earnings and dividends per share

We aim to achieve absolute growth in earnings per share each year (as measured on a management basis) and, recognising the nature and cyclicality of our major markets, have a longer term target of achieving average compound annual growth of at least 6%.

Our objective is to increase the dividend progressively in line with the long term trend in earnings, targeting a sustainable earnings to dividend cover ratio of between 2 and 2.5 times.

In 2008 the Group's management earnings per share declined by 11.3p (32%) to 23.8p after a 17% increase in 2007. This decline reflects both reduced profit levels in 2008 and the impact of a 2008 tax credit, the 2007 rate being a 3% charge. Using the cash tax rates (see pages 14 and 15) of 15% in 2008 and 17% in 2007, 2008 earnings per share would be 20.2p reducing the decline over 2007 to 10.2p (34%).

In response to prevailing market conditions the Board has decided not to pay a final dividend leaving the total dividend for the year at 4.5p. This dividend is covered 5.3 times (2007 – 2.6 times) by earnings on a management basis.

Measurement and reporting of performance

In this review, in addition to statutory measures of profit and loss, we have made reference to profits and earnings excluding the impact of:

> strategic restructuring and impairment charges of subsidiaries and joint ventures;

> amortisation of non-operating intangible assets arising on business combinations;

> profits and losses on the sale or closures of businesses;

> change in the value of derivative and other financial instruments; and

> profits and losses, after tax, arising on discontinued operations.

We believe results excluding the above items show more clearly the underlying trend in business performance.

Trading profit is defined as operating profit or loss before any of the above. In 2007 the Group closed its UK cylinder liner business, GKN Sheepbridge Stokes Ltd. 2007 sales include £22 million in respect of this business, whilst its 2007 trading performance, a loss of £7 million, is reported in 'profits and losses on sale or closures of businesses'.

In August 2008, negotiations in respect of the deferred consideration held in escrow on the AgustaWestland joint venture divestment were concluded. As a result the Group received a further £18 million in consideration, the after tax impact of which has been disclosed as a profit on discontinued operations, a treatment consistent with the original divestment.

Where appropriate, reference is also made to results excluding the impact of 2007 acquisitions as well as the impact of currency translation on the results of overseas operations.

Exchange rates used for currencies most important to the Group's operations are:

	Average		Year End	
	2008	2007	**2008**	2007
Euro	**1.26**	1.46	**1.03**	1.36
US dollar	**1.85**	2.00	**1.44**	1.99

The approximate impact on 2008 trading profit of subsidiaries and joint ventures of a 1% movement in the average rate would be euro — £1.2 million, US dollar — £0.8 million.

In our internal performance reporting we aggregate our share of sales and trading profits of joint ventures with those of subsidiaries. This is particularly important in assessing sales and profit performance in our Driveline and Other Automotive businesses where significant activity takes place in joint ventures. Reference to these combined figures is made, where appropriate, as 'management sales' and 'management trading profits'.

Business Review continued



Earnings and dividends per share — pence
40
35
30
25
20
15
10
5
0
2004
2005
2006
2007
2008
Earnings per share on a management basis
Dividend per share



Return on average invested capital — %
20
15
10
5
0
Driveline
Other Automotive
Powder Metallurgy
OffHighway
Aerospace
Group
— Target 12%
2007
2008

2. Growth in sales and trading margins

We aim to achieve growth in sales at both a Group and divisional level in excess of that seen in our major markets both in absolute terms and on a like-for-like basis, i.e. excluding the effects of currency translation, acquisitions or divestments.

In 2008 sales of subsidiaries rose by 13% to £4,376 million. Joint ventures, the sales of which are not consolidated in the financial statements, declined by 5% to £241 million. Our total Group sales on a management basis increased by £495 million to £4,617 million (12%). Overall underlying sales remained flat with growth in both Aerospace and OffHighway, 10% and 17% respectively, being offset by declines in Automotive and Powder Metallurgy.

The Group's medium term trading margin targets are between 8% and 10% for Driveline and Powder Metallurgy, between 6% and 10% for Other Automotive, 7% to 10% in OffHighway and 10% or higher for the Aerospace division, giving an overall Group margin target of between 8% and 10%.

The Group trading margin for 2008 of 4.8% (2007 – 7.5%) was adversely affected by the sharp deterioration in automotive markets in the second half of the year. OffHighway and Aerospace margins were within their target ranges.

3. Return on average invested capital

Return on average invested capital (ROIC) is defined as the ratio of management trading profit to average total net assets including the appropriate share of joint ventures and excluding current and deferred tax, cash, borrowings and post-employment obligations. We aim to achieve ROIC, at both a Group and divisional level, above the weighted average cost of capital of the Group.

To ensure our goals are clearly understood across the Group, we use 12% as the pre-tax threshold for all our internal ROIC measures and target all divisions to meet or exceed that level. On a post-tax basis we estimate this to be close to the Group's long term weighted average cost of capital of between 8% and 9%.

For the Group as a whole ROIC fell to 9.4% in 2008 (2007 – 15.1%), although OffHighway and Aerospace achieved returns in excess of the threshold.

4. Group cash flow

The Group aims to generate sufficient cash flow each year to cover dividend payments and fund above sector organic growth. For these purposes cash flow is defined as after capital expenditure but before shareholder dividends, acquisitions, special contributions to the UK pension scheme, currency movements in overseas borrowings and the cash cost of strategic restructuring programmes.



Sales* of continuing businesses and return on sales
£m
%
4,800
4,200
3,600
3,000
2,400
1,800
1,200
600
0
8
7
6
5
4
3
2
1
0
2004
2005
2006
2007
2008
— Return on sales %
Sales
* including subsidiaries and joint ventures



Cash flow* and dividend — £m
120
100
80
60
40
20
0
2004
2005
2006
2007
2008
Cash flow
Dividend
* before restructuring, UK pension deficit funding, net gains and losses on intra-group funding and share buybacks

Operating cash flow performance of £155 million (2007 – £141 million), including dividends from joint ventures of £24 million (2007 – £13 million), was ahead of the prior year. Group cash flow of £(10) million (2007 – £17 million) was below the Group's target.

Non-financial key performance indicators

The key non-financial indicators that we currently report relate to our health, safety and environmental performance and employee turnover.

1. Health and safety performance

Our goal is zero preventable accidents. We measure our progress against this goal by reference to accident frequency rate (AFR), which is the number of lost time accidents per 1,000 employees, and accident severity rate (ASR), which is the number of days/shifts lost due to accidents and occupational ill health per 1,000 employees.

Both the AFR and ASR demonstrate continuing performance improvement over the last five years with AFR falling from 6.2 in 2004 to 2.5 in 2008 and ASR falling from 176 in 2004 to 75 in 2008 (see charts on page 47). We continue to benchmark our AFR performance externally and against this measure we have again significantly outperformed industry averages in the UK, Germany and the US and our performance compares favourably with that of our peer companies in the UK and the US where comparative data is available.

2. Environmental performance

Our focus remains on the key performance indicators of energy consumption and associated carbon dioxide (CO_2) emissions, waste generation and recycled waste, and water usage. Given the diverse range of business processes across the Group, performance against these indicators is measured on a divisional basis (in the main, relative to production measured in terms of tonnes of product shipped). This also allows the use of an alternative metric for our Aerospace business where the drive towards ever lighter components means that sales, rather than weight of product shipped, is a more appropriate measure of activity. Performance data for CO_2 emissions includes direct emissions from our plants and indirect emissions from power stations that generate the electricity we use.

Overall, as shown in the charts on page 48, most divisions have maintained or improved their performance in 2008 compared with the two prior years.

3. Employees

Employees at the end of 2008 totalled 40,000 compared with 42,100 at the end of 2007, a decrease of 5% primarily reflecting action taken in response to difficult market conditions. Of the total, 36,500 were employed in subsidiaries (a 4.7% decrease compared with 2007) and 3,500 in joint ventures (a 7.9% decrease compared with 2007).

For 2008, employee turnover represented 12.5% of the average number employed during the year. Of this, 5.8% was accounted for by voluntary leavers and 6.7% by company instigated action.

Further information on health and safety, environmental and employee issues is given on pages 40 to 49.

Changes in the composition of the Group

Results for the year contain a full 12 month contribution from the Aerospace acquisition of the Teleflex Aerospace Manufacturing Group, completed on 29 June 2007.

Group performance

Management sales (subsidiaries and joint ventures) £4,617 million (2007 – £4,122 million)

Combined sales of subsidiaries and share of joint ventures totalled £4,617 million compared with £4,122 million in 2007. Excluding the positive impacts of currency translation (£469 million) and of acquisitions (£46 million), there was a net underlying decrease of £20 million, with the benefit from continued strong OffHighway and Aerospace markets offsetting the overall declines experienced in all our businesses operating in automotive markets.

Sales of subsidiaries £4,376 million (2007 – £3,869 million)

Sales of subsidiaries were £4,376 million compared with £3,869 million in 2007, an increase of £507 million (13%). Excluding the impact of currency translation, acquisitions, and the prior year sales of the UK cylinder liner business, there was an increase of £49 million (1%).

In Automotive businesses, subsidiaries' sales of £2,207 million compared with £2,031 million a year earlier. Currency translation was £263 million favourable and, excluding this and the £22 million negative impact of the UK cylinder liner closure, the underlying decrease was £65 million (3%). On a management basis, including our share of joint ventures and excluding the UK cylinder liner business, sales were £2,444 million (2007 – £2,259 million) and the underlying decline was £112 million (4%). The sales decline was most notable in the final quarter, with underlying sales down 25% on 2007 levels.

Sales
Total £4,617m

Automotive 53%
Powder Metallurgy 13%
OffHighway 12%
Aerospace 22%



including subsidiaries and joint ventures

Powder Metallurgy sales were £618 million compared with £602 million in 2007. Currency translation was £68 million favourable, so that the underlying decrease was £52 million (8%) as the first half impact of weak sales to General Motors and the American Axle strike, and the significant deterioration in volumes in all regions in the final quarter of the year, adversely impacted sales.

In OffHighway, subsidiaries' sales improved to £549 million from £416 million in 2007. The favourable impact of currency translation was £53 million, with underlying sales ahead by £80 million (17%) as good market conditions, in both Europe and North America, for agricultural and heavy construction equipment continued throughout the year.

Aerospace sales increased to £1,002 million from £820 million in 2007. The impact of the 2007 Teleflex acquisition was £46 million and, with currency translation being £50 million favourable, the underlying sales improvement was £86 million (10%), reflecting strong demand in both civil and military markets and volumes on programme wins in recent years.

Management trading profit (subsidiaries and joint ventures) £221 million
(2007 – £309 million)

The aggregated trading profit of subsidiaries and our share of joint ventures was £221 million, a decrease of £88 million (28%). The net positive impact of currency translation and acquisitions was £57 million and, excluding these factors, the underlying decrease was £145 million (40%). Whilst OffHighway and Aerospace both delivered strong profit performances, with underlying increases of 18% and 13% respectively, the Automotive and Powder Metallurgy businesses' full year results reflect the severe operating conditions in the second half.

Overall margins fell to 4.8% (2007 – 7.5%) being adversely affected by the sharp deterioration in automotive markets.

Group	2008 £m	2007 £m
Sales		
Subsidiaries	**4,376**	3,869
Share of joint ventures	**241**	253
Total	**4,617**	4,122
Trading profit		
Subsidiaries	**201**	277
Share of joint ventures	**20**	32
Total	**221**	309
Return on sales	**4.8%**	7.5%

Trading profit of subsidiaries £201 million
(2007 – £277 million)

Group trading profit was £201 million compared with £277 million in 2007, a decrease of £76 million (27%). The currency impact on the translation of overseas profits was £47 million favourable and there was a net benefit of £6 million from 2007 acquisitions. Excluding these factors, the decrease was £129 million (40%).

Automotive subsidiaries' trading profit totalled £69 million compared with £146 million in 2007. There was a favourable currency impact of £29 million after which profits decreased by £106 million (61%).

Second half performance was severely impacted by the rapid fall in global automotive demand, particularly in the final quarter.

For Automotive as a whole, subsidiaries' margin of trading profit to sales was 3.1% (2007 – 7.2%). On a management basis, including our share of joint ventures, trading profit was £90 million (2007 – £178 million) with an underlying decrease of £121 million. Return on sales was 3.7% (2007 – 7.8%).

Powder Metallurgy reported a loss of £2 million in 2008, compared with a £29 million profit in 2007. The underlying reduction was £37 million, largely as a consequence of lower volumes in North America and Europe. Return on sales was (0.3)% (2007 – 4.8%).

OffHighway profit improved to £40 million from £29 million in 2007 with the underlying increase being £6 million. The benefit from higher underlying sales in both the wheels and driveline products businesses was the primary driver of the profit improvement, with increased raw material costs being fully recovered in the year. Margin was 7.3% compared with 7.0% in 2007.

Aerospace profit rose to £106 million from £83 million in 2007. Currency translation was £5 million favourable while there was a £6 million benefit from 2007 acquisitions, leaving an underlying improvement of £12 million (14%). Margin improved from 10.1% in 2007 to 10.6%.

Corporate and unallocated costs of £12 million (2007 – £10 million) represent stewardship, legacy, governance and compliance costs relating to activities undertaken on behalf of the whole Group.

The overall margin of subsidiaries was 4.6% compared with 7.2% in 2007.

Restructuring and impairment costs £153 million
(2007 – £31 million)

Net charges in the year relate to:

> the final charges (£4 million) on the 2004 strategic restructuring programme, as reported at the half year; and

> the initial charges, including impairments, in respect of the Group's current restructuring initiatives to respond to severe volume downturns affecting most of the Group's end markets and businesses.

The net £4 million charge in relation to the 2004 programme was entirely attributable to Driveline, and encompassed reorganisation costs on business transfers (£3 million) and asset write-downs (£1 million).

The restructuring and impairment of subsidiaries charge for the 2008 initiative totalled £149 million and includes impairment charges amounting to £129 million.

The impairment charges include a write-down of Powder Metallurgy's North American fixed assets (£92 million), £15 million for Driveline structural capacity changes and the charges attributable to restructuring actions within Aerospace (£3 million). An £11 million impairment charge was also taken on the UK automotive structural component business assets. Cash based restructuring charges amounted to £20 million in the period and included the cost of short-time working, redundancies and other reorganisation costs.

Amortisation of non-operating intangible assets arising on business combinations £10 million
(2007 – £8 million)

In accordance with IFRS 3, the Group recognises intangible assets arising on business acquisitions. The amortisation of non-operating intangible assets (e.g. customer contracts and relationships, trademarks, non-compete agreements and intellectual property rights) increased during the year as a result of the full year impact of the acquisition of Teleflex in June 2007.

Profits and losses on sale or closures of businesses £nil
(2007 – £7 million charge)

The prior year loss on closure of businesses of £7 million arose at the UK cylinder liner business (Sheepbridge) which ceased trading in September 2007.

Change in the value of derivative and other financial instruments £124 million charge
(2007 – £10 million charge)

The Group enters into foreign exchange contracts to hedge much of its transactional exposure. At 1 January 2008 the net fair value of such instruments was an asset of £18 million and at the end of 2008 the figure was a liability of £166 million.

Transactional hedge accounting has been applied to a small proportion of these transactions. Where transactional hedging has not been applied, the difference of £175 million has been charged (2007 – £9 million charged) separately as a component of operating profit. In addition, there was a £1 million charge in respect of commodity hedges in Powder Metallurgy (2007 – £1 million charge), a credit of £43 million arising on the change in the value of embedded derivatives (2007 – no charge), and a credit attributable to the translational currency impact on Group funding balances, leaving a net charge of £124 million (2007 – £10 million charge).

Operating loss £86 million
(2007 – profit £221 million)

The operating loss of £86 million compared with a profit of £221 million in 2007, reflecting the movements discussed above.

Post-tax earnings of joint ventures £6 million
(2007 – £24 million)

There was a decrease of £18 million in the Group's share of post-tax earnings of joint ventures. Within this figure, trading profit fell to £20 million from £32 million in 2007, a decline of 38%. The impact of currency was favourable at £4 million, leaving underlying trading profit adverse by £16 million (44%), this being attributable to falling volumes in all businesses, curtailment of diesel particulate retrofit demand in Emitec and a one-time commercial settlement in AutoStructures in 2007.

The post-tax earnings in 2008 include impairment charges of £10 million in respect of the planned winding up of two joint ventures as part of the Group's recently announced restructuring activities.

Business Review continued

Net financing costs £50 million
(2007 – £46 million)

Interest payable totalled £66 million (2007 – £62 million) and arose mainly on the £675 million of bonds, £30 million debenture in issue and bank borrowings. This was partially offset by interest receivable of £19 million (2007 – £19 million) which arose on short term deposits, together with the benefits of lower borrowing costs on foreign currency synthetic debt instruments used to hedge the Group's overseas investments and £3 million interest received on the AgustaWestland deferred consideration released from escrow. The year on year movement also reflects the full year effect of acquisitions made in 2007.

Other net financing costs were £3 million (2007 – £3 million) and related to post-employment obligations. This charge has remained level with 2007 as adverse currency of £2 million offset a net underlying credit. The overall charge arises as the expected return on scheme assets of £163 million (2007 – £146 million) was more than offset by interest on post-employment obligations of £166 million (2007 – £149 million). Details of the assumptions used in calculating post-employment costs and income are provided in note 26 to the financial statements.

Profit/loss before tax
On a management basis Group profit before tax was £167 million, £88 million lower than 2007. The post-tax share of joint ventures contributed £16 million (2007 – £24 million) and subsidiaries £151 million (2007 – £231 million). On a statutory basis, including restructuring and impairment charges, amortisation of non-operating intangible assets arising on business combinations, profits and losses on the sale or closures of businesses and changes in the value of derivative and other financial instruments, a loss of £130 million was recorded (2007 – profit of £199 million).



Management profit before tax of continuing operations — £m
300
250
200
150
100
50
0
2004
2005
2006
2007
2008

Taxation
The tax credit on management profits of subsidiaries of £151 million (2007 – £231 million) was £3 million (2007 – £6 million charge), representing a negative 2.0% tax rate (2007 – 2.6% positive).

This £3 million tax credit arises due to the recognition of a tax credit relating to the use of previously unrecognised tax losses against certain taxable foreign exchange gains. There is a tax charge in relation to these gains shown in equity.

Adjusting for the above item, there is an increase in the effective rate from 2.6% in 2007 to 17.2%. This is predominantly attributable to the use of previously recognised deferred tax assets (tax losses and other temporary differences) against taxable profits in 2008. The charge arising from the use of these assets has been partially offset by tax credits in relation to the recognition of previously unrecognised deferred tax assets (principally in the UK) and the utilisation of other previously unrecognised deferred tax assets (principally in the UK and Germany). The recognition of previously unrecognised deferred tax assets has been based upon management projections of future taxable profits in the relevant territories.

GKN's tax strategy is aimed at creating a sustainable 'cash tax' charge (which excludes deferred taxes, movements in provisions for uncertain tax positions and tax relating to those non-trading elements of operating profit identified separately in the income statement) that balances the shareholders' interest of minimising tax payments with the need to comply with the tax laws of each country in which we operate. In 2008 the cash tax charge was 15% (2007 – 17%) and we expect cash tax to average 20% or less for the near term as we continue to make use of prior years' tax losses, incentives and deductions in the various countries in which we operate.

For 2009 and beyond, the overall reported tax rate is likely to continue to be volatile, being influenced by the possible further recognition of currently unrecognised deferred tax assets and the settlement of prior year tax disputes. These unrecognised, potential deferred tax assets principally relate to brought forward tax losses in the UK and US which, due to the structure of the Group and the geographic mix of profitability, have so far not been seen as realisable for tax purposes.

The total effective tax rate of subsidiaries was 7.4% (2007 – 0.6%) arising as a £10 million tax credit on losses of £136 million.

Tax charge analysis	2008 %	2007 %
Weighted average tax rates of major countries in which GKN operates	**30**	33
Benefits of GKN tax profile (tax losses and other factors)	**(15)**	(16)
2008 'cash tax' rate	**15**	17
Tax credit on foreign exchange gains in equity	**(20)**	–
Movement in provisions (2008 and prior years — net)	**—**	2
Deferred tax credit (net)	**3**	(16)
Tax charge as % of subsidiaries' underlying profit before tax	**(2)**	3

Computation of 'cash tax' rate	2008 £m	2007 £m
Current tax — total	**(10)**	36
Remove:		
net movement for provisions for uncertain tax provisions	**—**	(4)
Add back:		
tax credit on foreign exchange gains in equity	**29**	–
current tax on restructuring and impairment charges	**3**	7
'Cash tax' charge	**22**	39
Profit before taxation of subsidiaries (management basis)	**151**	231
'Cash tax' rate	**15%**	17%

Discontinued operations

As previously noted, negotiations over the AgustaWestland deferred consideration held in escrow were finalised in August 2008, resulting in a net of tax profit of £13 million. There were no discontinued operations in the prior period.

Minority interests

The share of profit relating to minority interests was £2 million (2007 – £2 million).

Earnings per share

Earnings per share were (17.3)p (2007 – 27.9p). Before restructuring and impairment charges, amortisation of non-operating intangible assets arising on business combinations, profits and losses on the sale or closures of businesses, changes in the value of derivative and other financial instruments and discontinued operations, the figure was 23.8p (2007 – 35.1p), a decrease of 32%.

Cash flow

Operating cash flow, which is defined as cash generated from operations (£328 million; 2007 – £299 million) adjusted for capital expenditure (£205 million; 2007 – £192 million), proceeds from the disposal of fixed assets (£7 million; 2007 – £21 million), proceeds from capital grants (£1 million; 2007 – £nil) and joint venture dividends (£24 million; 2007 – £13 million), was an inflow of £155 million compared with a £141 million inflow in 2007.

The outflow on working capital and provisions totalled £4 million (2007 – £49 million) largely reflecting favourable working capital movements. The figure also included a £3 million outflow in respect of legacy environmental obligations (2007 – £9 million) where a further £7 million is expected to be spent in 2009.

Capital expenditure (on tangible and intangible assets) totalled £204 million (2007 – £192 million). Of this, £192 million (2007 – £172 million) was on tangible assets representing property, plant and equipment and was 1.2 times (2007 – 1.2 times) the charge for depreciation. The ratio of capital expenditure to depreciation is expected to reduce significantly in 2009, recognising the level of prior years' investments and the need to fund the current restructuring programme.

Expenditure on intangible assets totalled £13 million (2007 – £20 million) and mainly reflected initial non-recurring costs on Aerospace programmes.

Net interest paid totalled £47 million compared with £44 million in 2007. The increase was largely due to higher net UK borrowings during the year, with the impact of prior year acquisitions being offset by the interest on the AgustaWestland deferred consideration released from escrow.

Tax paid in the year was £45 million (2007 – £28 million), the most significant increase being in respect of German taxes as cumulative prior year liabilities were settled.

Dividends received from joint ventures totalled £24 million (2007 – £13 million) including the Group's first dividend of £5 million from its UK Chassis Systems joint venture.

Free cash flow
Free cash flow, which is cash flow excluding acquisitions and currency translation but including capital expenditure and dividends paid, is a key performance indicator of the Group. Free cash flow for the year was an outflow of £38 million (2007 – £23 million) after £28 million (2007 – £40 million) of expenditure on the Group's restructuring programmes. The year on year increase reflects investment in tangible fixed assets, net of property proceeds.

Acquisitions and divestments
The net expenditure on acquisitions and divestments in the year was £1 million (2007 – £71 million) being the final payments in respect of prior year acquisitions.

Net borrowings
At the end of the year the Group had net debt of £708 million (2007 – £506 million). This includes the negative impact of closing out Group balance sheet hedges in the final quarter (net cost £221 million) and the benefit of £79 million (2007 – £42 million) from customer advances in the Aerospace businesses which are shown in creditors in the balance sheet. The Group's share of net borrowings in joint ventures was £1 million (2007 – net funds £14 million).

Pensions and post-employment obligations
GKN operates a number of defined benefit and defined contribution pension schemes together with retiree medical arrangements across the Group. The total charge to trading profit in respect of current and past service costs, together with curtailments of defined benefit schemes and retiree medical arrangements was £25 million (2007 – £19 million), whilst other net financing charges included in net financing costs were £3 million (2007 – £3 million).

The increase in the charge to trading profit mainly reflects an increased UK current service cost, £4 million higher than in 2007. Changes to US pension benefit arrangements in Driveline, Sinter Metals and Hoeganaes in 2008, have resulted in a £12 million curtailment credit, broadly equivalent to the US past service credit recognised in 2007 on retiree medical changes. The ongoing annual benefit of the 2008 changes is £2 million to trading profit. Further information including asset, liability and mortality assumptions used is provided in note 26 to the financial statements.


Net UK post-employment obligations at 31 December — £m
500
400
300
200
100
0
2004
2005
2006
2007
2008

UK pensions

The UK defined benefit scheme is considered to be relatively mature with just over 4,000 of its 52,000 members currently in service. As a UK defined benefit scheme, it is run on a funded basis with funds set aside in trust to cover future liabilities to members. The scheme specific funding valuation and schedule of contributions as at April 2007 remains in force. The current schedule of contributions does not require any deficit funding during 2009.

With the acquisition of the Airbus wing component and sub-assembly business at Filton in January 2009, the UK scheme membership increased by 1,200. These members joined the GKN pension scheme for future service benefits. There is a relatively small increase in past service liabilities of £22 million which was recognised in the purchase amount paid to Airbus, and which will be paid as a further contribution into the scheme.

The charge relating to the UK defined benefit scheme reflected in trading profit in respect of current and past service costs/curtailments was £21 million (2007 – £17 million), whilst other net financing credits included in net financing costs were £14 million (2007 – £13 million). Restructuring activities in the UK in the final quarter of the year attracted a past service charge of £1 million.

The accounting deficit at 31 December 2008 of £272 million (2007 – £3 million) was significantly higher than that at the end of 2007. This was as a result of the adverse impact of the actual asset returns compared with expected return more than offsetting both the benefit of the change in yields on long dated corporate bonds used to determine future liability values and the impact from a lower inflation assumption.

The next scheduled actuarial funding review of the scheme is due in 2010.

Overseas pensions
The principal countries involved in overseas pensions are the US, Germany and Japan.

The net charge to trading profit in respect of current and past service costs/curtailments was £4 million (2007 – £13 million), whilst other net financing charges included in net financing costs were £14 million (2007 – £12 million). The trading profit charge benefited from the one-time US curtailments of £12 million.

The increase in the deficit of £213 million to £494 million (2007 – £281 million) was largely a result of currency movements which increased this deficit by £125 million, and the net impact of actual asset returns experienced and discount rate changes which increased the deficit by a further £79 million.

Retiree medical
GKN operates retiree medical arrangements in the Americas and has a scheme, closed to new members, in the UK.

The charge to trading profit in 2008 was £nil (2007 – £11 million credit). The 2007 credit arose from changes in retiree medical arrangements in the US. Other net financing charges included in net financing costs were £3 million (2007 – £4 million).

As a result of these changes, the impact of currency translation and changes in the discount rates used to value the liabilities, the obligation in respect of all schemes at the end of the year was £68 million compared with £47 million at the end of 2007.

Summary
At 31 December 2008 the post-employment obligations of the Group totalled £834 million (2007 – £331 million), details of which can be found in note 26 to the financial statements.

Shareholders' equity
Shareholders' equity at the end of 2008 was £905 million compared with £1,177 million at the end of 2007.

Dividend
The Board has reviewed the full year dividend and has decided not to pay a final dividend for 2008. This decision was made due to the severe operating environment for GKN's businesses and the consequent need to adopt a more prudent liquidity policy for the Group. The Board's commitment to a progressive long term dividend policy continues.

The total dividend for the year is, therefore, the interim dividend of 4.5p. The dividend is covered 5.3 times (2007 – 2.6 times) by management earnings (i.e. before the impact of restructuring and impairment charges, amortisation of non-operating intangible assets arising on business combinations, profits and losses on the sale or closures of businesses, changes in the value of derivative and other financial instruments and discontinued operations). Using the cash tax rate for the year of 15%, the dividend was covered 4.6 times by earnings (2007 on the same basis – 2.3 times).

The Board's decision not to pay a final dividend was made due to the severe operating environment and the consequent need to adopt a more prudent liquidity policy for the Group. The Board's commitment to a progressive long term dividend policy continues.



Nigel Stein
Chief Executive
Automotive

Business Review: **Automotive**

AUTOMOTIVE

Automotive comprises: **GKN Driveline and Other Automotive**

GKN Driveline is the global leader in the production of constant velocity jointed (CVJ) products for use in light vehicles. It also develops and manufactures a broad range of driveline products which deliver power to a vehicle's wheels and manage that power to control the dynamic performance of the vehicle. Its European industrial and distribution services business provides a range of components to the passenger vehicle aftermarket, and repairs and replaces heavy duty propshafts.

Other Automotive companies manufacture structural components, engine cylinder liners and substrates for catalytic converters for light vehicle and truck applications.

Technology and Innovation






GT-R



GKN received the prestigious Nissan Global Innovation Award for its contribution to the independent transaxle four wheel drive (4WD) featured in the all-new supercar, the Nissan GT-R. GKN's high performance, lightweight final drive unit, 4WD coupling and limited slip differential demonstrate GKN's engineering and production expertise at the highest level.

Sales*

53%
of total Group sales



£2,444m
(2007 – £2,281m)

Trading Profit*

41%
of total Group trading profit



£90m
(2007 – £178m)

* on a management basis

Debut for GKN torque vectoring technology on BMW X6

In 2008 GKN's high performance torque vectoring technology made its world debut on the new BMW X6 sports activity coupé. The technology is at the heart of BMW's new Dynamic Performance Control system, part of BMW's integrated chassis management package that redefines the dynamic performance, safety and all-terrain ability of powerful SUVs such as the X6.

The dynamic performance and stability control systems on the X6, of which GKN's torque vectoring products are active components, overcome the tendency of 4X4s to understeer when cornering under power at speed. In this first production application for BMW, GKN's torque vectoring hardware units are supplied to system leader ZF, responsible for the final assembly and supply of the Vectordrive rear axle system. GKN also supplies the latest front and rear side shafts for the X6.

The torque vectoring units are based on a modular, cost-effective approach, designed to be easily adaptable to a range of vehicles. The technology is specifically targeted at rear axle applications on premium rear wheel and all wheel drive vehicles. It strengthens GKN's product range in this segment, which includes an electronically controlled limited slip differential, electronic locking differential and a range of passive limited slip differentials.

Business Review: Automotive

Markets

Approximately 58% of GKN's combined sales of subsidiaries and joint ventures are to the world's passenger car and light vehicle original equipment markets. Production levels in these markets are a key driver of Group performance and, in particular, of our Automotive and Powder Metallurgy operations. Historically the compound annual growth rate in global production has been around 3% with expectations that this rate would continue, albeit with significant regional variations.

In the first half of 2008 this pattern was repeated with stable markets in Western Europe and Japan and solid increases in the emerging markets, including the 'BRIC' countries of Brazil, Russia, India and China. However, demand in North America was weaker than expected, with a 12% decline in the annualised production rate to June 2008.

In the second half of the year, the effects of the global 'credit crunch' began to be felt and in the fourth quarter automotive volumes fell sharply in every region. No significant recovery is expected in overall global demand in the short term, with annual volumes for 2009 now forecast to fall within a range of 55 to 59 million vehicles (12% to 20% lower than the 68 million in 2008), again with regional variations (based on projections, including those of Global Insight).

Longer term, although the type and mix of vehicles may be different, global growth in vehicle production is expected to resume, trending roughly in line with overall growth in GDP.

Western Europe

In Western Europe (where sales to vehicle manufacturers accounted for approximately 30% of Group sales in the year (2007 – 32%)) overall production in 2008 was 14.7 million vehicles compared with 16.2 million in 2007, a decrease of approximately 9%. Falls were seen in the major Western European markets of Germany (3%), France (12%), Italy (20%), Spain (13%) and the UK (6%).

North America

In North America (where sales to vehicle manufacturers accounted for approximately 14% of Group sales in the year (2007 – 15%)) production in 2008 was 12.7 million vehicles, a reduction of 16% from the 15 million in 2007. Within the overall figure there was again a significant change in market share with Chrysler, Ford and General Motors continuing to lose volume to foreign manufacturers. Consumer preference also continued to move from light trucks and sports utility vehicles (SUVs) to crossover and passenger vehicles.


Emerging Asia* & Brazil light vehicle production — million units
9
8
7
6
5
4
3
2
1
0
1st Half
2nd Half
2007 actual
2008 actual
2009 forecast
* India, Thailand, China and Malaysia
Source: Global Insight

Emerging markets

Asia Pacific production (excluding Japan where the year on year production decreased by 1% to 11.1 million vehicles) grew by 2.9% in 2008. In China, production of 8.5 million vehicles was 5% above 2007, while production in India rose by 5% to 2.0 million. In Brazil, production increased by 7.4% to 2.9 million vehicles.

Sales in Asia Pacific and Brazil accounted for 13% and 3% respectively of Group revenues in the year.

GKN Driveline

GKN Driveline is the world's leading supplier of automotive driveline components and systems. As a global tier one supplier serving the world's major vehicle manufacturers, GKN Driveline's market leadership is based on strong engineering capabilities to achieve optimum driveline solutions — from the smallest ultra low-cost car to the most sophisticated premium vehicle demanding complex drivetrain dynamics.

Consistently setting new technological benchmarks, GKN Driveline has the broadest range of constant velocity jointed sideshafts, propshafts, mechanically and electronically controlled torque management and associated geared components.


Western Europe light vehicle production — million units
9
8
7
6
5
4
3
2
1
0
1st Half
2nd Half
2007 actual
2008 actual
2009 forecast
Source: Global Insight


North America light vehicle production — million units
9
8
7
6
5
4
3
2
1
0
1st Half
2nd Half
2007 actual
2008 actual
2009 forecast
Source: Global Insight



GKN Driveline operates in all major vehicle producing regions of the world, working in partnership with vehicle manufacturers to develop driveshaft and geared component technologies for the future.

GKN Driveline manufactures across all major vehicle producing regions of the world and has enjoyed considerable success in developing markets, with a strong presence in South America and Asia Pacific.

Driveshafts
GKN Driveline is the global leader in the production of constant velocity jointed (CVJ) products for use in light vehicles. The majority of CVJs are used in sideshafts for front wheel drive, rear wheel drive and four wheel drive vehicles. CVJ sideshafts are required for every driven axle with independent suspension and some longitudinal propshafts are also fitted with CVJs.

GKN Driveline, including its joint ventures, estimates that it produces approximately 41% of CVJs supplied to the global light vehicle market.

Propshafts
GKN Driveline is also one of the largest suppliers of premium propshafts (propshafts with sophisticated joints, materials or other features). We estimate that in 2008 premium propshafts represented approximately 40% of global light vehicle propshaft demand, or some 11 million propshaft assemblies. GKN Driveline's share of this segment is approximately 18%.

Torque Technology
GKN Driveline also develops and manufactures a broad range of torque management products which deliver power to a vehicle's wheels and manage that power to control the dynamic performance of the vehicle. It offers a range of power transfer (geared) components and power control (torque management) products as both stand alone and integrated devices to vehicle manufacturers and to certain tier one suppliers.

Geared components include products enabling the distribution of power on all wheel drive/four wheel drive (AWD/4WD) and two wheel drive vehicles and include power take-off units (PTUs), final drive units (FDUs) and differentials. Torque Management Devices (TMDs) are mechanical (passive) or electro-mechanical (active) devices that improve vehicle performance and handling by controlling the flow of torque throughout the driveline.

We estimate that in 2008 GKN supplied approximately 14% of TMDs for light vehicle applications globally. Sales volumes of our electronically controlled coupling devices (Electronic Torque Manager (ETM), ElectroMagnetic Control Device (EMCD) and Electronic Torque Vectoring (ETV)) are increasing progressively, building upon our established passive product range which includes the Viscodrive and Super Limited Slip Differential (LSD) product families.

Other Driveline businesses
Other Driveline businesses operate manufacturing plants, warehouses and service facilities throughout Europe and provide a comprehensive range of new and remanufactured sideshafts and other components for the passenger vehicle aftermarket. They also provide services to repair and replace heavy truck and other industrial propshafts, as well as engineering, producing and selling low volume, highly specialised propshafts and driveline components for non-automotive applications such as industrial, marine, defence and all-terrain vehicles.

GKN Driveline strategy
Key long term drivers in GKN Driveline's markets are customer demographics, safety legislation, rising global fuel consumption and rapidly growing personal mobility.

Customers in all markets are expected to move progressively towards smaller, more fuel efficient vehicles although with no compromise in terms of vehicle quality, sophistication or safety features.

AWD is expected to remain an important capability for certain segments, although increasingly this technology will be more prevalent on cars than trucks. AWD and hybrid capability provided by add-on 'electric assist' rear axles should also show above average growth.

GKN Driveline is well positioned, due to its market leading presence, technology and manufacturing footprint, to take advantage of future trends in the industry.

In October 2008, GKN Driveline began the integration of the Driveshafts and Torque Technology divisions into a single global Driveline division, which was completed by the year end. This allows GKN Driveline to offer a unique level of products and support for driveline solutions to our global customers and aligns its strong brand identity across the product range.

Against this background, GKN Driveline's strategy is to continue to achieve growth through:

> global leadership in total driveline solutions with the broadest product range, tailored to customers' needs, which delivers the important features sought in today's market;

> expanding the sales of torque products into new markets and to new customers, particularly electronically controlled products;

> continued focus on emerging markets by supporting vehicle manufacturers' development and growth in those markets;

> strengthening our position as market leader in traditional driveline systems and continuing to work closely with all original equipment manufacturers in the development of innovative driveline solutions for 'electric assist' AWD, electric and hybrid vehicles; and

> pursuing acquisition opportunities to strengthen market positions in core products.

The other Driveline businesses are focused on developing and growing sustainable and value creative niches for our driveline technologies.

2008 Performance

On a management basis, GKN Driveline sales were £2,268 million (2007 – £2,052 million). Excluding the positive impact of currency (£284 million), the underlying decrease was £68 million (3%).

Within this, subsidiaries' sales in the year totalled £2,123 million compared with £1,922 million in 2007. The positive impact of currency translation was £262 million so that the underlying decrease was £61 million (3%). This decrease arose entirely in the second half, with sales in the first half 7% ahead on a constant currency basis. Second half sales on the same basis were £137 million lower than the comparable period last year. Demand fell across all regions and customers, with North America and Japan being particularly affected. Total GKN Driveline sales in the fourth quarter on a constant currency basis were 16% below the equivalent level in 2007.

The share of joint venture sales (which are not consolidated in the Group income statement but are set out in note 13 to the financial statements) grew to £145 million from £130 million in 2007. On a constant currency basis, sales fell £7 million (5%) with the final quarter slowdown in China being the major contributor.

Trading profit of subsidiaries fell by £76 million from £149 million to £73 million. There was an overall benefit from currency translation of £29 million. Excluding this, the decrease was £105 million (59%) and the operating margin at constant currency reduced to 3.4% from 8.2%. Return on invested capital was 7.9% (2007 – 18.5%).

GKN Driveline's profits in the first half were held back by the rapid increase in material costs, particularly steel, which impacted profits by some £12 million in that period. Second half performance was severely impacted by the sharp global downturn in demand with profits in the half reduced to £2 million.

The Group's share of trading profit of joint ventures decreased from £17 million to £15 million with the underlying decrease, excluding currency impacts, being £5 million (25%). The decrease arose almost entirely in China, mainly as a consequence of lower sales.

As reported in the half year results, the strategic restructuring programme announced in 2004 was completed and charges in the year totalled £4 million (2007 – £19 million).

Further restructuring was launched in the last quarter of 2008, to enable the business to adjust to the severe market and economic downturn. Action was taken to downsize the workforce through redundancies and reductions in temporary and agency staff. In addition, short-time working and unscheduled plant shut-downs were introduced across all plants. In total around 1,700 people left GKN Driveline in the final quarter. Further restructuring will be carried out in 2009 recognising continuing weak automotive markets.

Charges recognised in 2008 in relation to this restructuring amounted to £33 million, of which impairments were £25 million, redundancy and short-time working was £6 million, and other reorganisation costs were £2 million.

Capital expenditure on tangible assets in the year totalled £108 million (2007 – £94 million), representing 1.2 times (2007 – 1.3 times) depreciation.

During 2008 sideshaft production started at a new state of the art facility at Oragadam, India. Expansion continued in China with ground breaking at a new sideshaft facility at Wuhan, the start of production for transmission differentials in Pudong and the opening of a new forge at Shenjiang (both in Shanghai). In addition, a new sideshaft facility in Eskiesehir, Turkey was completed.

GKN Driveline sales
by region of origin

- Europe 49%
- Americas 24%
- Rest of the World 27%





GKN Driveline's Electronic Torque Vectoring unit for the BMW X6, which provides exceptional levels of agility and driving dynamics.

GKN Driveline	2008 £m	2007 £m
Sales		
Subsidiaries	**2,123**	1,922
Share of joint ventures	**145**	130
Total	**2,268**	2,052
Trading profit		
Subsidiaries	**73**	149
Share of joint ventures	**15**	17
Total	**88**	166
Return on sales	**3.9%**	8.1%

Other Automotive	2008 £m	2007 £m
Sales		
Subsidiaries (excluding Sheepbridge)	**84**	87
Share of joint ventures	**92**	120
Total	**176**	207
Trading profit		
Subsidiaries	**(4)**	(3)
Share of joint ventures	**6**	15
Total	**2**	12
Return on sales	**1.1%**	5.8%

GKN Driveline invested £63 million in the year on research and development focused on advanced driveline products including ultra low-cost driveshafts and active torque management devices. Amortisation of capitalised ETV development costs commenced in early 2008, as the programme went into production.

Sustaining its position as a global technology leader, GKN Driveline launched the first production ETV product for BMW, providing exceptional levels of agility and driving dynamics, and a high performance lightweight FDU and 4WD torque control for the new Nissan GT-R. Work continues with three customers on developing active front LSDs and FDUs for hybrid vehicles.

During the year, the division won some 77% of all available CVJ driveshaft business, further enhancing future market share.

Other Automotive businesses

Products

Our Other Automotive subsidiary businesses, which are predominantly UK based, but with small facilities in the US and China, manufacture structural components, chassis and engine cylinder liners for the passenger car, SUV and light vehicle and truck markets in Western Europe, the US and China. Customers include vehicle manufacturers and engine makers. We also have a 50% share in Chassis Systems Ltd, which manufactures structural chassis components for Jaguar Land Rover in the UK, and in Emitec, which manufactures metallic substrates for catalytic converters in Germany, the US, China and India.

Business strategy

Our Other Automotive businesses aim to create sustainable value through maintaining technology strengths and driving cost-effective manufacturing that will allow them to take advantage of opportunities for growth in their specific regional or global markets.

Emitec, which is a joint venture company in which both GKN and Continental have a 50% interest, aims to create increasing and sustainable value through the global application of Emitec's metallic substrate technology to meet increasingly stringent emissions legislation in petrol and diesel automotive, truck and two/three wheel vehicle applications.

2008 Performance

Sales on a management basis totalled £176 million compared with £229 million in 2007. Excluding the UK cylinder liner manufacturing operation (Sheepbridge), which was closed during 2007, the combined sales of continuing subsidiaries and joint ventures were £176 million compared with £207 million in 2007, with an underlying decrease of £44 million (20%).

Sales of subsidiaries in the year were £84 million compared with £109 million in 2007. Excluding the UK cylinder liner manufacturing operation, sales of £84 million were £3 million (3%) below 2007.

The share of sales of joint ventures decreased from £120 million to £92 million with a severe curtailment in activity levels, most notably in the second half, both in the structural chassis business and Emitec, which was particularly hard hit by declines in the particulate filter retrofit market.

Trading profit of continuing businesses on a management basis declined to £2 million from £12 million in 2007. Within this figure, there was a loss at subsidiaries of £4 million (2007 – £3 million loss). Joint venture profits reduced by £9 million impacted by volume losses in all businesses. The Chinese cylinder liner business was profitable in the year having reached breakeven in 2007.

Other Automotive businesses were significantly impacted by the market downturns, particularly in the UK and, as a result, an £11 million impairment charge has been taken against the carrying value of fixed assets. £2 million in redundancy costs were also incurred in the year and further restructuring actions will be implemented in 2009.



Andrew Reynolds Smith
Chief Executive
Powder Metallurgy
and OffHighway

POWDER METALLURGY

Powder Metallurgy comprises: GKN Sinter Metals and Hoeganaes

GKN Sinter Metals is the world's largest manufacturer of sintered components. It uses powdered metals to manufacture precision automotive components for engines, transmissions, and body and chassis applications.

It also produces a range of components for industrial and consumer applications, including power tools, bearings, white goods and garden equipment.

Hoeganaes produces metal powders, largely ferrous based, used in the manufacture of sintered components.

Technology and Innovation









GKN is a world leader in powder metallurgy, a technology which can produce a wide range of automotive and industrial components more efficiently and at less cost than conventional processes such as casting and forging. It is well placed to serve global markets with operations across the world; a new plant in Chivilcoy was officially opened by the President of Argentina during the year.

Sales*

13%
of total Group sales



£618m
(2007 – £602m)

Trading Profit/(Loss)*

£(2)m
(2007 – £29m)

* on a management basis

Continuing evolution of powder metal technology

With around 80% of Powder Metallurgy's sales to automotive customers, alignment to the developing technology trends in automotive markets such as improved fuel efficiency and reduced CO_2 emissions is a key focus of the business.

Latest developments driven by demand for high precision and the use of new materials have led to successful contract wins for components such as helical gears for e-steering systems, ramp thrust drives for torque vectoring, high strength synchroniser hubs for new transmissions, and rotor and stator sets for variable valve timing systems.

Powder metal technology enables a flexible design of complex shapes which can be manufactured from a wide range of material: low alloyed steels for structural parts of engines and transmissions, stainless steels for corrosion resistant applications, and special alloys for environments subject to extreme temperature and corrosive conditions.

In addition, the ferrous based metal powder used by GKN is manufactured using approximately 98% recycled steel and is complemented by the ability to produce components at, or close to, net shape enabling a reduction in material waste and associated energy consumption.

Business Review: Powder Metallurgy

Products

GKN's Powder Metallurgy business consists of two elements: GKN Sinter Metals producing sintered components and Hoeganaes producing metal powders, the raw material for component production. This combination provides a number of advantages, including technology development. Powder is largely iron based, although growth is also being seen in the use of aluminium and alloys.

GKN Sinter Metals

GKN Sinter Metals utilises powdered metals to manufacture precision automotive components for engines, transmissions and body and chassis applications as well as a range of components for other industrial and consumer applications.

GKN estimates that it has around a 15% global market share in the sintered product business, approximately double the size of its nearest competitors. The business is well placed to serve global markets with operations in the Americas, Europe, South Africa and Asia Pacific.

Hoeganaes

Hoeganaes produces principally ferrous based metal powder, the raw material for ferrous based sintered components. It is the largest producer of metal powder in North America with approximately 50% market share. Some 45% of Hoeganaes' powder production is sold to GKN Sinter Metals. It has also continued its development outside the US, especially in Europe and emerging Asian markets, driven by the increased use of powder metal components, particularly engine valve control applications related to emissions improvement.

Markets

Approximately 80% of divisional sales are to automotive markets (which are discussed in detail on page 20), with around 29%, either directly or indirectly, to the North American operations of Chrysler, Ford and General Motors.

The balance of 20% is to a range of other industries, including office equipment, white goods and home and garden. All of these markets weakened during 2008 with expectations for a continuing decline in 2009.

Divisional strategy

In the period from 2004 to 2007, the business focused on the continued profitable growth of the European sintered parts and powder business and the restructuring and rationalisation of the North American Sinter Metals business. Technology development was also undertaken to position the business to take advantage of new trends in automotive markets including lower emissions and higher fuel efficiency.

GKN Sinter Metals also continued to position its operations to benefit from high growth economies with new capacity established in India, South America and China. The powder production business maintained its near 50% market share in North America and also improved market share in both Europe and Asia.

Although the recent priority has been to realign cost structures in the face of the global economic downturn, the medium and long term strategy remains intact with growth in the powder metallurgy market expected to be at higher rates than the end markets it serves. Growth is being driven primarily by continued evolution of powder metal technology which will provide access to new applications and evolving trends in the automotive market such as emissions related products.

Against this backdrop, the objective remains to achieve value creating growth ahead of markets served on a global basis by:

> exploiting the technology synergies between Hoeganaes and GKN Sinter Metals to extend the application of powder metallurgy solutions in its end markets;

> continuing to develop new products which meet the emerging requirements of new engine, emissions and transmission technologies; and

> continuing the development of the business in high growth economies.

2008 Performance

Sales in the year were £618 million compared with £602 million in 2007. The underlying sales decline, after the currency translation benefit of £68 million, was £52 million (8%).

The North American Powder Metallurgy business experienced difficult trading conditions throughout the year, with the impact of weak sales to General Motors and the prolonged American Axle strike in the first half being followed by the steep decline in overall US automotive builds in the second half.

The European Powder Metallurgy business achieved good growth in the first half of the year with sales 5% ahead of 2007, but experienced a steep decline in the second half such that full year sales were 16% below 2007 at constant exchange rates.

Hoeganaes' external customer sales were ahead of 2007, as a result of market share gains in Europe and Asia Pacific and increased surcharge revenues. Total tons shipped however were down 8% compared with 2007, the revenue impact of which was offset by higher customer surcharges.

GKN Sinter Metals' businesses in the emerging markets of South America and Asia experienced growth of 12% in the first half of the year, but second half sales were broadly level with the comparative period in 2007 and sales in the final quarter of 2008 were down compared with 2007.

Powder Metallurgy sales
by product type

■ Sintered products: GKN Sinter Metals 84%
■ Metal powder: Hoeganaes 16%



GKN Sinter Metals sales
by region of origin

■ Europe 54%
■ Americas 40%
■ Rest of the World 6%





GKN is the only manufacturer involved in the complete powder metallurgy process, from production and blending of metal powder to the manufacture of precision sintered components. A high proportion of new business wins in 2008 were for new applications on the latest automotive technologies, where the demand for smaller, lighter and more fuel efficient vehicles offers new opportunities for the latest powder metal technologies.

Despite a £6 million positive impact from currency translation, Powder Metallurgy reported a full year loss of £2 million in 2008, compared with a trading profit of £29 million in 2007. The underlying profit decline, which arose predominantly in the second half of the year, was driven by the reduction in volumes, the impact of the American Axle strike and raw material cost volatility.

The divisional operating margin in 2008 was (0.3)% (2007 – 4.8%). Return on invested capital was (0.5)% (2007 – 6.9%).

The main raw material in the Powder Metallurgy business is scrap steel, prices for which were highly volatile in 2008, peaking in September at approximately $900 per ton, three times higher than the 2007 average. Powder alloying materials including nickel, copper and molybdenum remained at historically high levels for most of the year, before declining sharply in the final quarter. The management of input costs to remove volatility, recover costs and eliminate recovery lag from customers was a key focus for the year. Significant changes were made to achieve this with Hoeganaes moving to a monthly customer surcharge for all input materials. In addition, the Sinter Metals business now has surcharging mechanisms in place on around 80% of its business.

Actions implemented to respond to significant declines in sales volume included a total headcount reduction in the year of 1,200, coupled with short-time working in all plants during the fourth quarter. Additional actions to reduce the fixed cost base are also in place for 2009.

Net restructuring costs and asset impairments in 2008 totalled £106 million (2007 – £14 million). Of these, £81 million related to the impairment of assets in GKN Sinter Metals North America and an impairment of £11 million arising from the rationalisation of manufacturing activity across Hoeganaes' North American plants. Restructuring costs of £6 million were charged in the year and were in relation to redundancies, short-time working and other reorganisation costs.

Capital expenditure on tangible fixed assets in the period totalled £33 million (2007 – £38 million) with depreciation of £32 million (2007 – £28 million). The ratio of capital expenditure to depreciation was 1.0 times (2007 – 1.4 times).

New business wins related to emerging technology trends continued with a particular focus on applications to improve fuel efficiency and reduce emissions, such as variable valve timing in engines and high performance gear sets in automatic transmissions. Other business wins included manual transmission gears where the potential of 'design for Powder Metal' continues to enable performance differentiation over competing technologies.



Andrew Reynolds Smith
Chief Executive
OffHighway
and Powder Metallurgy

Business Review: OffHighway


OFFHIGHWAY

GKN OffHighway designs, manufactures and distributes a wide range of products for the agricultural, construction and mining, and industrial machinery markets.

It is the leading global supplier of off-highway wheels, agricultural power take-off shafts, and high speed shafts for construction and mining equipment.

A service and distribution business supplies GKN's and other manufacturers' products to aftermarket wholesalers and distributors.

Technology and Innovation







GKN OffHighway is a first tier supplier to the world's leading off-highway vehicle manufacturers such as Case New Holland. The New Holland series T 7000 tractor and series FR 9000 forage harvester use wheels, tractor linkages, gearboxes and power take-off shafts manufactured by GKN. During the year the division launched SmartFrame 3000, an innovative chassis and suspension system devised specifically for use on agricultural trailers, including self-loading trailers and manure spreaders.



Sales*
12%
of total Group sales



£553m
(2007 – £419m)

Trading Profit*
18%
of total Group trading profit



£40m
(2007 – £29m)

* on a management basis

Next generation of off-highway hub rolls off the production line

GKN's Vortex hub represents the next generation of the renowned DIAMANT series hub which has been designed to combine the performance of steel hubs used in agricultural vehicles with innovative, technology-led product development.

The Vortex hub, which features an optimised curved radius, offers a number of advantages including a lighter and more efficient structure, an increase to overall torsional stiffness, and increased strength of the housing and external bearings — the components typically under the greatest degree of stress.

In addition to design improvements, the hub is also capable of more efficient manufacture: the hot forging process is made easier by the cleaner lines of the hub, allowing a reduction in raw material use.

The Vortex design is currently being extended across a range of products in Europe and the US.

Business Review: OffHighway

Products

GKN OffHighway designs, manufactures and distributes, on a global basis, a portfolio of products for off-highway vehicles primarily in the agricultural, construction, mining and other specialty vehicle markets. It consists of three primary business streams — driveline products, wheels and systems solutions which includes advanced power transmissions, axles and trailer equipment. The division is a global market leader in its wheels and driveline products businesses.

A service and distribution business supplies GKN's and other manufacturers' products to aftermarket wholesalers and distributors, principally within Europe.

Major customers include many of the world's major off-highway equipment and specialty vehicle manufacturers such as John Deere, Caterpillar, Case New Holland, CLAAS and AGCO, in addition to a wide range of smaller customers.

Markets

During 2008, 68% of divisional sales were to the agricultural market, 20% to the construction and mining equipment market and the balance to the industrial machinery market. The wheels and driveline products businesses account for close to 80% of divisional sales, with the systems solutions business providing the balance. The wheels business has market shares in North America and Europe of 32% and 44% respectively. The driveline products business enjoys shares of 27% and 51%, respectively, in the same regions.

The division's other businesses serve the original equipment market and aftermarket with a range of gearboxes, tractor attachments and axles.

Overall in 2008, the division showed solid year on year growth and achieved record sales. However, all end markets showed increasing weakness late in 2008 and are expected to decline further in 2009.

Agriculture

In Europe the overall agricultural machinery market continued a positive trend in 2008 compared with 2007. Record high crop prices in the first half of the year together with high demand and structural changes in the market, such as the rapid development of bio-fuels, drove demand for agricultural equipment.

In the second half, crop prices weakened and overall demand reduced in Europe and North America, but remained ahead of prior year levels.

Construction and mining

The construction and mining machinery markets had a mixed year with light construction heavily impacted by much reduced housing starts in Europe and North America, partially offset by heavy construction which remained strong until late in the year.

Mining equipment sales were strong for the majority of the year, with commodity prices at record highs and demand out-stripping capacity in certain areas. As commodity prices weakened in the latter part of the year, equipment order books showed signs of weakening and in 2009 demand is expected to reduce significantly in all product segments.

Industrial machinery

The industrial machinery sector includes products for material handling and a range of other industries. Demand in this sector in 2008 weakened in the latter half of the year, with a further weakening expected in 2009.

Divisional strategy

GKN OffHighway's strategy is to achieve value creating growth above that of the markets it serves by providing market leading products and systems to customers on a global basis.

The business has a good balance of end market diversity and customer mix. Its focus continues to be on:

> securing competitive advantage through continuing technology-led product development in wheels and driveline products;

> extending our support opportunities to original equipment manufacturers (OEMs) and other customers;

> extending our product offering to individual customers as they consolidate their procurement; and

> consolidating the advantages of an extensive global footprint in serving our OEMs as they globalise.

2008 Performance

Sales of subsidiaries in the year were £549 million compared with £416 million in 2007, including a £53 million increase from currency translation effects. The underlying increase of £80 million (17%) mainly reflected strong market conditions in most markets for the first nine months of the year when the underlying sales increase was 20%, and the impact of price increases to cover significant material cost increases.

OffHighway sales
by market

- Agriculture 68%
- Construction & Mining 20%
- Industrial Machinery 12%



OffHighway sales
by region of origin

- Europe 70%
- Americas 27%
- Rest of the World 3%





GKN OffHighway is a global market leader in its wheels and driveline products businesses, which account for almost 80% of divisional sales. These businesses contributed strongly to the division's record levels of revenue and trading profit in 2008.

Trading profit of subsidiaries of £40 million was £11 million above 2007. Within this, the wheels business performed strongly as good sales growth and an improved operational performance, particularly in the Danish and US operations, contributed to improved profits. The driveline business enjoyed strong demand for its core products with sales of £189 million, an underlying increase of 22%. The return on sales for the division increased to 7.3% from 7.0% in 2007. Return on invested capital was 19.2% (2007 – 17.0%).

Around half of GKN OffHighway's cost structure is externally sourced materials ranging from steel coil to multiple components. In 2008, the business was successful in recovering rapidly increasing input costs from its customers.

In anticipation of market downturns, restructuring initiatives commenced in the fourth quarter of 2008 and resulted in charges of £3 million.

Capital expenditure on tangible fixed assets of £18 million (2007 – £11 million) was 1.5 times (2007 – 1.1 times) depreciation with the higher investment attributable to increased capacity for driveline gearboxes, manufacturing and information technology systems and improvement in relation to newly acquired plants.

During the year, the division was successful in attracting a high level of orders, increasing market share in Europe, North America and Asia. Specific areas of success included two major new customers for the new wheels plant in China, a long term global supply agreement with John Deere, new customers for GKN Rockford's mechanics driveshafts in Japan and Europe, and significant growth for the gearbox business in Eastern Europe.



Marcus Bryson
Chief Executive
Aerospace

AEROSPACE

GKN Aerospace is a leading supplier of airframe and engine structures, components, assemblies, transparencies and engineering services to aircraft and engine prime contractors.

It provides design and manufacturing capabilities in three main product areas: aerostructures (fuselage, wing and flight control surface assemblies and components), propulsion systems (engine and nacelle components and assemblies) and special products (transparencies and protection systems).

GKN Aerospace is a leader in the design and manufacture of advanced composites, transparencies and complex metal structures.

Technology and Innovation







In January 2009 GKN completed the acquisition of the Airbus wing component and sub-assembly facility at Filton, a manufacturing and assembly specialist for wing components such as leading and trailing edges, ribs and pylons. GKN also secured life of programme contracts with Airbus across its complete product range and an order to design and produce large-scale composite structures for the wing of the new A350 XWB aircraft.



Sales*

22%
of total Group sales



£1,002m
(2007 – £820m)

Trading Profit*

48%
of total Group trading profit



£105m
(2007 – £83m)

* on a management basis

GKN delivers the first state of the art Future Lynx airframe

Working in partnership with AgustaWestland, GKN implemented an effective design-to-cost methodology to create a highly effective and efficient operational airframe for Future Lynx helicopters, the first of which was delivered during the year.

GKN achieved the challenging technological goals for the airframe by adopting innovative techniques across the manufacturing process. Extensive use was made of monolithic machined components, replacing a traditional fabricated detail structure, to realise an 80% reduction in parts count when compared with the existing Super Lynx airframe. Three-dimensional design modelling ensured highly accurate part-to-part assembly, and state of the art assembly tooling, which rotates through 360 degrees and has vertical movement for ease of access, greatly enhanced the speed and efficiency of the assembly process.

GKN is responsible for supplying complete, assembled airframes for Future Lynx helicopters for the British Army and Royal Navy. Assembly of the airframe takes place at GKN's Yeovil facility which, for the last seven years, has supplied all Lynx airframes, including those for a number of successful export programmes.

Business Review: **Aerospace**

Products

GKN Aerospace is a global first tier provider of airframe and engine structures, components, assemblies, transparencies and engineering services to a wide range of aircraft and engine prime contractors and other first tier suppliers. It operates in three main product areas: aerostructures, propusion systems and special products.

In 2008 approximately 52% of the division's revenues were aerostructures (2007 – 53%), 36% propulsion systems (2007 – 33%) and 12% special products (2007 – 14%). The aftermarket business spans all three sectors and continues to account for approximately 15% of total Aerospace revenues.

GKN Aerospace is recognised as a market leader in the design and manufacture of advanced composites, transparencies and complex metal structures at the component, assembly and system level. GKN supplies all the major airframe and engine original equipment manufacturers. The business is focused on the creation of value through technological and design excellence in composite technologies (22% of sales), lightweight highly stressed metallic components (42% of sales), integrated systems and aftermarket services (36% of sales). It operates primarily in the US and Western Europe, supported by recently established low cost manufacturing facilities in Mexico, South America and South East Asia.

The customer base is relatively concentrated, with the top three customers (Boeing, Airbus and United Technologies Corporation) representing around 50% of divisional sales, although the division supplies all aircraft and engine prime contractors. Current annualised sales are approximately 58% to defence and 42% to civil customers, with 66% of total sales originating from the US.

The division has a very strong position on current and all major new aircraft programmes and is recognised as a technology leader in the high growth composite and titanium structure segments.

Markets

The overall aerospace market was strong in 2008 with significant growth in both the civil and defence sectors. During 2008, Airbus delivered 483 aircraft, an increase of 30 on the prior year, and Boeing delivered 375 aircraft, a reduction of 66 on the prior year primarily due to industrial action in the fourth quarter. Despite programme delays on new platforms, such as the Boeing 787 and Airbus A380 and A400M, airline order books remain strong for these products.

The civil market however started to soften in the final quarter of 2008, with business jet volumes weakening, together with cancellations in orders for some larger aircraft. Looking forward, the industry is facing a number of headwinds in the form of shortage of financing for new aircraft, together with significant reductions in both passenger and freight traffic. Further aircraft cancellations and softening of demand are expected during 2009 and 2010.

US defence programmes maintained or increased demand for both current and future requirements. Funding and commitment for new programmes, such as the Joint Strike Fighter (JSF) and CH-53K, remain strong and was supplemented with further multi-year contracts on existing platforms such as F-18, C-130J and V22 Osprey. Demand in the defence sector is expected to remain robust throughout 2009.

Whilst the price of oil has reduced from its peak of $147 per barrel in July 2008, there is increasing pressure within the aerospace industry to invest and develop lightweight innovative design solutions to improve not only fuel efficiency but the environmental impact of aviation. GKN Aerospace is well positioned to meet these challenges.


Civil aircraft market 2007–2009
2007–2008 actual
2009 forecast
by aircraft type US$ billion
120
100
80
60
40
20
0
2007
2008
2009
Rotorcraft
Regional aircraft
Business jets
Commercial jetliners
Source: Teal


Military aircraft market 2007–2009
2007–2008 actual
2009 forecast
by aircraft type US$ billion
35
30
25
20
15
10
5
0
2007
2008
2009
Trainers/light attack
Military transports
Rotorcraft
Fighters
Source: Teal


75

In December, Northrop Grumman rolled out its first prototype carrier-capable unmanned combat aircraft. GKN produces the composite skins, covers and doors and is responsible for the design and manufacture of the outboard wing and centre fuselage section — around 80% of the total aircraft structure.

Divisional strategy

GKN Aerospace's strategic priorities are to:

> continue to grow market share on secured original equipment programmes and increase aftermarket penetration through organic growth, programme investment and acquisitions;

> establish meaningful positions on future defence and commercial platforms with particular focus on the next generation single aisle (NGSA) aircraft; and

> maintain technology leadership in composite and complex metal structures.

2008 Performance

GKN Aerospace sales increased 22% in 2008 to £1,002 million (2007 – £820 million) including a £50 million translational currency benefit and £46 million from a full year of trading from the Teleflex acquisition, completed in June 2007.

The underlying sales growth in the first half was 12% which reduced in the second half to 8% primarily as a result of the Boeing strike, giving a full year organic growth rate of 10% (£86 million). The rotorcraft market was particularly strong with increased activity on both development and production programmes, including the Black Hawk, CH-53K, Chinook VH71 and Future Lynx.

Trading profit rose to £106 million from £83 million in 2007. Currency translation was £5 million favourable while there was a £6 million benefit from 2007 acquisitions, leaving an underlying improvement of £12 million (14%). The divisional operating margin improved in 2008 by 0.5% to 10.6% (2007 – 10.1%). Return on invested capital was 17.5% (2007 – 15.3%).

Capital expenditure on tangible assets in 2008 amounted to £31 million (2007 – £28 million) which represents 1.2 times depreciation (2007 – 1.2 times).

GKN investment in non-recurring programme costs was £9 million (2007 – £16 million) including those associated with the Airbus A350 XWB and the Boeing 767 winglet.

In 2008, GKN Aerospace secured a number of new programmes and achieved a number of significant milestones including:

> selection to supply the integrated nacelle system for the Embraer MST and MLJ programme. This nacelle system is the third derivative application of the Honeywell HTF7000 engine that is already in service with Bombardier and in development for a future Gulfstream platform;

> conclusion of a 60 aircraft multi-year supply contract for the Lockheed Martin C-130J nacelle system;

> commencing delivery of Boeing 767 winglet sets to Aviation Partners; and

> establishing the composite fan blade joint venture agreement with Rolls-Royce. Research and applied development operations have commenced with activities focused on the development of an advance composite fan blade for application in NGSA engines.

Following EU regulatory approval, the transfer of ownership and operational control of the former Airbus UK Filton wing component and sub-assembly plant took place on 5 January 2009. The facility has lifetime agreements for A320 derivatives, A330, A340, A380 and A400M wing trailing and leading edges and wing system components. In addition, Airbus awarded GKN a life of programme contract on the A350 XWB including rear spar and wing trailing edge assembly, which is expected to generate revenues of $2 billion.

As a result of the softening in the civil aviation market in the fourth quarter of 2008, GKN Aerospace initiated the first elements of its restructuring activities in December. Restructuring charges were taken amounting to £3 million which was predominantly impairment of assets. Further restructuring will be carried out in 2009.

Aerospace sales
by market

■ Military 58%
■ Civil 42%



Aerospace sales
by region of origin

■ Europe 33%
■ Americas 66%
■ Rest of World 1%



Business Review

Financing and Risk

This section describes the treasury, funding and liquidity management activities undertaken by GKN. It also summarises the financial and non-financial risks which GKN faces in its global operations.







Financing

The following section describes the way in which the Group manages and controls its treasury function and ensures it is financed in an appropriate and cost-effective manner.

Treasury management

All treasury activities are co-ordinated through a central function (Group Treasury), the purpose of which is to manage the financial risks of the Group and to secure short and long term funding at the minimum cost to the Group. It operates within a framework of clearly defined Board-approved policies and procedures, including permissible funding and hedging instruments, exposure limits and a system of authorities for the approval and execution of transactions. It operates on a cost centre basis and is not permitted to make use of financial instruments or other derivatives other than to hedge identified exposures of the Group. Speculative use of such instruments or derivatives is not permitted.

Group Treasury prepares reports at least annually to the Board, and on a monthly basis to the Finance Director and other senior executives of the Group. In addition, liquidity, interest rate, currency and other financial risk exposures are monitored weekly. The overall indebtedness of the Group is reported on a weekly basis to the Chief Executive and the Finance Director. The Group Treasury function is subject to an annual internal and external review of controls.

Funding and liquidity

The Group funds its operations through a mixture of retained earnings and borrowing facilities, including bank and capital markets borrowings and leasing. The relative proportions of equity and borrowings are governed by specific Board-approved parameters. These are designed to preserve prudent financial ratios, including interest, dividend and cash flow cover, whilst also minimising the overall weighted average cost of capital to the Group.

The Group's borrowing facilities are arranged by Group Treasury and the funds raised are then lent to operating subsidiaries on commercial arm's length terms. In some cases, operating subsidiaries have external borrowings, but these are supervised and controlled centrally. The Group's objective is to maintain a balance between continuity of funding and flexibility through borrowing at a range of maturities. Wherever practicable, pooling, netting or concentration techniques are employed to minimise gross debt of the Group.

At 31 December 2008 the Group had committed revolving credit facilities of £445 million (utilising 12 different banks) of which £43 million was utilised. In addition, £45 million of uncommitted bank lines and overdraft were available of which £20 million was drawn. On 5 January 2009 on completion of the acquisition of the Airbus UK wing component and sub-assembly facility at Filton, £180 million of additional committed revolving credit facilities with a five year maturity became available.

Capital market borrowings of £675 million include unsecured issues of £325 million 7% bonds maturing in May 2012 and £350 million 6.75% bonds maturing in October 2019.

In total, the Group's revolving credit facilities have maturities ranging from 2010 to 2013. The weighted average maturity profile of the Group's committed borrowing facilities was 5 years. This leaves the Group well placed in the short term to withstand sudden changes in liquidity in the financial markets, although the tightening of available credit means that it may be more difficult and more expensive to refinance the Group's borrowing facilities as they mature.

All of the Group's committed revolving credit facilities have a single financial covenant requiring EBITDA of subsidiaries to be at least 3.5 times net interest payable. EBITDA of subsidiaries is before restructuring and impairment charges, amortisation of non-operating intangible assets and other non-cash charges arising on business combinations, profit and losses on sale or closure of businesses and the change in the value of derivative and other financial instruments. Net interest payable excludes the finance element of post-employment costs. For the 12 months to 31 December 2008 this ratio stood at 8.0 times.

Financial resources and going concern

At 31 December 2008 the Group had net borrowings of £708 million. In addition, it had available, but undrawn, committed borrowing facilities totalling £402 million. As referred to above, new revolving credit facilities totalling £180 million became available to the Group in January on completion of the Filton acquisition. Of the Group's total committed borrowing facilities, £350 million is due to expire in July 2010.

The Directors have assessed the future funding requirements of the Group and the Company and compared them to the level of committed available borrowing facilities. The assessment included a review of both divisional and Group financial forecasts, financial instruments and hedging arrangements for the 15 months from the balance sheet date. Recognising that a number of industries and especially the automotive sector continue to be affected by the sharp global decline in demand, the Directors considered a range of potential scenarios within the key markets the Group serves and how these might impact on the Group's cash flow, facility headroom and banking covenants. The Directors also considered what mitigating actions the Group could take to limit any adverse consequences.

Having undertaken this work, the Directors are of the opinion that the Group has adequate committed resources to fund its operations for the foreseeable future and so determine that it is appropriate for the financial statements to be prepared on a going concern basis.

Risks and uncertainties

Set out below are those risks which could have a material impact on the Group's future performance and cause financial results to differ materially from expected and historical performance. Additional risks not currently known or which are currently regarded as immaterial could also adversely affect future performance.

The current global economic recession has magnified existing risks and created new ones. The Group has an extensive risk management structure in place designed to identify and assess the likelihood and consequences of these risks and to manage the actions necessary to mitigate their impact. A detailed description of the Group's procedures to manage risk is given in the corporate governance report on pages 57 and 58.

Financial risk

The Group is exposed to a variety of market related risks, including refinancing risks and the effects of changes in foreign currency exchange rates and interest rates. In the normal course of business, the Group also faces risks that are either non-financial or non-quantifiable, including country and credit risk.

Refinancing risk
Committed revolving credit facilities totalling £350 million mature in July 2010 and all or part of these facilities would normally be refinanced during 2009. The terms of the refinancing, including the time frame, cost and quantum, are expected to be more onerous given the current credit market conditions. This is likely to be further exacerbated by the downgrade of the Group's credit rating to sub-investment grade in January 2009.

Currency risk
The Group has transactional currency exposures arising from sales or purchases by operating subsidiaries in currencies other than the subsidiaries' functional currency, the most significant being the US dollar and the euro. Under the Group's foreign exchange policy, transaction exposures are hedged, once they are known, mainly through the use of forward foreign exchange contracts.

The Group has a significant investment in overseas operations, particularly in continental Europe and the Americas. As a result, the sterling value of the Group's balance sheet can be affected by movements in exchange rates. In prior years, the Group sought to mitigate the effect of these translational currency exposures by matching the net investment in overseas operations with currency borrowings, synthetically created using forward foreign exchange contracts. This policy was suspended at the end of 2008 due to the continuing volatility of foreign currencies against sterling.

Interest rate risk
The Group operates an interest rate policy designed to minimise interest cost and reduce volatility in reported earnings. To achieve this, it maintains a target range of fixed and floating rate debt for discrete annual periods. Interest rates on all debt capital market issues remain at fixed rates whilst the balance of debt is at floating rates. At 31 December 2008, 83% of the Group's gross financial liabilities were at fixed rates of interest, whilst the weighted average period in respect of which interest has been fixed was 7 years.

Credit risk
The Group is exposed to credit-related losses in the event of non-performance by counterparties to financial instruments, which include trade debtors.

Credit risk relating to financial institutions is mitigated by the Group's policy of selecting only counterparties with a strong investment graded long term credit rating, normally at least AA– or equivalent, and assigning financial limits to individual counterparties.

With the concentration of customers noted below, the financial failure of any one of them could have a material impact on performance. Increasing emphasis is placed on the monitoring of credit exposures in the current economic climate, with regular reporting to divisional management and the Executive Committee. In addition, credit terms and overdue debtors are closely monitored and appropriate action taken. At 31 December 2008 the largest individual debtor balance was 0.7% of Group sales. (For further information see note 19 to the financial statements.)

In addition to the inherent specific financial risks and their management referred to above, there are other, more general, financial risks that could have a material adverse effect on the business, its financial condition or results of its operations.

Pension and retiree medical risk
We operate both defined benefit (DB) and defined contribution (DC) pension plans, together with retiree medical and life insurance arrangements. The majority of the DB plans are in the UK, North America and continental Europe. Retiree medical arrangements are limited to North America and the UK, where all schemes are closed. Funded obligation deficits, mostly in the US and UK, increased by £402 million to £435 million at 31 December 2008. Unfunded obligation deficits, primarily in continental Europe, increased by £101 million to £399 million.

Deterioration in asset values, changes to real long term interest rates or the strengthening of longevity assumptions could lead to a further increase in the deficit or give rise to an additional funding requirement. Furthermore, foreign exchange rate volatility can impact pension fund values.

Taxation risk
The Group operates in over 30 countries and as a consequence is subject to many complex tax laws and tax authority audit procedures.

Amounts accrued for tax liabilities are based upon management's judgement taking into account their interpretation of tax law in each country and the likelihood of settlement where there is a tax dispute. Actual tax liabilities could differ from the accruals made by management and the difference would give rise to an adjustment in a subsequent period, which could have a material impact on the Group's income statement and/or cash position.

Market and customer related risk

Global economic and political risk
GKN operates in a number of emerging markets including Asia Pacific and Latin America. Whilst exposed to a wide range of risks including political, regulatory, environmental and socio-economic, it is also in a position to benefit from potentially significant growth opportunities and a diversified business base.

Cyclical nature of markets
Approximately 57% of 2008 sales of subsidiaries were to automotive vehicle manufacturers and 23% for original equipment on aircraft or aircraft components.

The automotive industry, in common with other capital goods industries, is affected by macro-economic conditions and consumer demand and preferences. Economic conditions became extremely challenging in many of the world's economies in 2008. There has been a material deterioration in the number of vehicles manufactured and sold, which is likely to continue throughout 2009 and potentially beyond.

The military aircraft element of our business is affected by political and budgetary considerations, particularly in the US. Civil demand is affected by the number of passenger miles flown and revenue per seat which, in turn, is a function of economic growth, fuel costs, personal spending power and perceived security risk. In the civil aerospace market, the current economic conditions are beginning to impact demand with a further softening anticipated during 2009 and 2010.

The availability of credit to consumers and airlines could impact purchases of vehicles and aircraft with a consequential effect on the level of build rates and orders in all of our businesses.

The Group seeks to mitigate these risks by acting aggressively to reduce its cost base when demand for its products fall, through plant rationalisations, short-time working, Lean manufacturing techniques and other cost base reduction initiatives.

Competitive markets and competition
The Group's markets are very competitive and our ability to compete for contracts depends on the effectiveness of our products and our ability to manage costs and maintain customer relationships.

Customer concentration and relationships
The Group portfolio is built around a broad-based, diversified business across a wide range of geographic, customer and product offerings. The nature of the automotive and aerospace industries does mean, however, that a significant degree of customer concentration exists. Approximately 60% of our sales revenue is from 25 major global customers. The loss of, or damage to, certain of these relationships, particularly in the light of the rapid decline in automotive volumes seen in the latter part of 2008, or a significant worsening of commercial terms with these customers could have a material impact on the Group's results. The Group is not dependent on contractual or other arrangements with any individual customer.

Technological change
The markets for our products and services are characterised by evolutionary change driven by consumer preference for increased safety and environmentally friendly vehicles and aircraft. Many of the Group's products are technologically advanced or use leading edge processes in their manufacture. In order to maintain the competitiveness of our products, we make focused investment in research and development to achieve technological leadership in our key businesses and retain the competitive advantage which this leadership provides.

Acquisitions
The Group has grown both organically and through acquisition. Capturing the value and integrating the operations and people of acquired businesses is a complex process. The Group manages the associated risks by carrying out extensive pre-acquisition due diligence, carefully managing the integration process and carrying out post-acquisition audits.

Manufacturing and operational risk

Manufacturing strategy
Strategies are developed with the objective of manufacturing in the most competitive locations for our customers' requirements. Failure to meet customer requirements upon relocation of production could impact upon both short and longer term customer relationships. We have considerable experience of implementing operational change and a wealth of experience to draw on to minimise this risk. In the current economic climate, the Group is undertaking strenuous efforts to align its cost base through the flexing of variable costs (labour and material) as well as fixed cost reductions to lower our breakeven point.

Product quality and liability
The nature of our products means that we face an inherent risk of product liability claims if failure results in any claim for injury or consequential loss. However, our customers require high levels of quality assurance and manufacturing systems in place to ensure that our quality record is world class in both Automotive and Aerospace. Appropriate levels of insurance are in place covering product liability, although the Group does not generally insure against the cost of product warranty or recall.

Supply chain
The Group's manufacturing processes may have dependencies on the availability of specific equipment and raw materials. An inability to supply because of their non-availability would affect sales and relationships with customers. Active monitoring of the financial viability of our suppliers is undertaken and contingency plans exist, including second sourcing of key materials, to ensure continuity of supply. In most cases this would result in additional costs which may or may not be recoverable. Furthermore, close relationships with our supply base and clear communication of movements in demand help to support continuity of supply. GKN's sales to original equipment manufacturers could also be adversely affected by the failure of other tier one suppliers.

Commodities
The Group has ongoing exposure to the price of a number of commodities, in particular steel, titanium, aluminium, copper, nickel and molybdenum. This exposure is managed by entering into supply contracts to reduce short term volatility of price and supply. In addition, where commodity costs increase, agreements are in place to surcharge customers in order to protect the Group's profitability.

IT systems reliability, security and change
Our IT systems and networks are secured by back-up systems, hardware, virus protection and other measures but any interruption could lead to disruption in service. A breakdown of security or damage arising from any cause could affect our operational performance or revenue.

Management resources
Active management of our people around the world is critical to the success of our business. Training and development initiatives and reward systems are in place to support the recruitment and retention of appropriately qualified and skilled personnel. It is also essential that key technical staff remain in place to support the Group's engineering skill base. Furthermore, as restructuring takes place, we ensure that we do not diminish the overall capability of the Group.

Environmental risk
The environmental laws of various countries and our customers' requirements impose obligations on our businesses to operate in an environmentally friendly way. Failure to do so could result not only in financial consequences but also in damage to our reputation and may impact shareholder value as well as our employees and communities in which we operate. In environmental terms, our manufacturing processes are not inherently high risk, nevertheless, great care is taken to prevent any adverse impact arising. Further details of how this is managed are given on pages 46 and 48.

Insurance

The Group insures against the impact of a range of unpredicted losses associated with business assets such as buildings, plant, machinery and ensuing financial impact arising from interruption to the business, as well as its liabilities (whether statutory or not) arising from employees, products and services supplied or the public at large. For non aviation products, insurance takes the form of a significant level of capped self-insured retention at the Group level (within GKN's own captive insurance company, Ipsley Insurance Ltd (Ipsley), which does not insure the risks of any other entity) and a much lower level of self-insurance or deductible at the subsidiary level. Catastrophe insurance is then purchased in the commercial insurance market over and above these levels of retention. Ipsley's current participation in GKN's principal insurance programme is £10 million per incident capped at £20 million in any one year. Due to the nature of the risk, the Group's aviation products liability insurance is placed solely in the commercial market.

Business Review

The GKN Way

How we sustain and develop our business

For 250 years certain characteristics have been common to the way GKN operates: a culture of continuous improvement, a focus on technology, development of our people and, underpinning these, fundamental and enduring values which extend beyond the purely commercial aspects of our activities. Today we call them the GKN Way.




Living the Values
WAY
PROMISES FROM GKN TO YOU
We will support you through investment and training so we can build a high performance business by delivering superb customer service
We will help you develop your full potential and we will not tolerate any discrimination
We will care for you by providing a safe working environment
We will do what we can to minimise our impact on the environment
We are all part of a wider society and we will contribute positively to the communities of which we are part
If you have a problem we will listen in confidence
PROMISES FROM YOU TO GKN
I share GKN's commitment to build a high performance business with a strong customer focus. I show that commitment through my work
I always respect the right of other team members

Living the Values

GKN is a group of 40,000 people from many different locations around the world, with diverse backgrounds and differing experience. The GKN Way brings them all together with a common global approach to the way we sustain and develop our business. It encompasses a culture of continuous improvement, a focus on technology, development of all our people to raise their capability and, at its heart, the GKN Values.

The Values govern our relationships with all our stakeholders whether they are shareholders, employees, customers, suppliers or the communities in which we operate. They are underpinned by the GKN Code which, together with a series of underlying policies, provides a framework for the behaviour of all our employees whatever their job and wherever they are located.

The GKN Code is designed to ensure that our business in all its aspects continues to be run in an ethical, socially responsible and sustainable manner. (The Code Principles are shown in yellow text throughout this review.) Although only formally launched in 2006, there are many examples throughout our 250 year history of the application of the Code's principles in the conduct of our business. Some historical and some recent examples are provided throughout this review. All the recent examples are winners of 2008 Group Excellence awards. The awards encourage a culture of continuous improvement in everything we do and recognise truly outstanding performance across our business.

Conducting our business with integrity

We will comply with all relevant laws and regulations wherever we operate and conduct our business with integrity and in such a manner as to reinforce our reputation.

Our ethical standards policy requires all employees to maintain the highest standards of integrity, honesty and fair dealing. We support the Universal Declaration of Human Rights and do not tolerate the use of child labour or forced labour in our own operations and, through our supplier management policy, we require equivalent standards through our supply chain. We will continue to reinforce our reputation through high standards of conduct to underpin shareholder value.

Working with our suppliers

We will deal honestly and fairly with our suppliers and subcontractors.

Our suppliers play an integral part in the sustainability of our business and it is essential that they conduct their business in a manner that supports our commitment to world class performance. Our supplier management policy encourages Group companies to develop and maintain value adding relationships with our supply base. It prohibits companies from engaging suppliers that offer inadequate health and safety standards for employees, infringe internationally accepted standards of workers' rights, use child or forced labour, adopt unsound environmental practices, have poor standards of social responsibility or that fail to comply with relevant laws and regulations. In the current difficult trading conditions we are closely monitoring the financial health of our suppliers to ensure that we are aware of any significant issues and can provide assistance where appropriate.

In the beginning . . .

In 1859, the Dowlais Iron Co. completed construction of Goat Mill, the world's most powerful rolling mill. This enabled the company to mass-produce rails up to 70 ft in length without impacting quality.

. . . more recently

A GKN Driveline team of torque technology specialists demonstrated excellent global cross-functional customer service in designing and developing a new low cost all wheel drive system for Renault's H79 programme which has been proven to outperform previous off the shelf products. Customer satisfaction was demonstrated by the award of follow on business on other all wheel drive programmes.
(Customer Service Excellence award)

GKN Driveline's plant in Cheonan, South Korea, improved its quality performance significantly over the period 2006 to 2008 achieving 22 consecutive months with no quality concerns or complaints from customers. This represents a world class performance and is a model for all other GKN plants.
(Product Quality Excellence award)


1759–2009

Safeguarding shareholders' interests

We aim to maximise shareholder value whilst safeguarding shareholders' investment by combining high standards of business performance with high standards of corporate governance and risk management.

We describe in the corporate governance statement, on pages 54 to 58, the governance and control procedures we have adopted to ensure that strong stewardship of the Group contributes to the sustainability of our business. The Governance and Risk Sub-Committee of the Board plays a central role in this with responsibility for developing strategy and for providing oversight and direction on all matters relating to governance, risk management and corporate social responsibility. As part of our internal control procedures, Group companies are required to confirm compliance with the GKN Code and policies.

A summary of those risks which could have a material impact on the future performance of the Group is given on pages 37 to 39. All Group companies must have a business continuity plan so that, should a risk materialise which threatens GKN assets, employees, production or the environment in which we operate, we are in a position to minimise disruption of our business with the least inconvenience to our customers. Each plan must conform to Group guidelines and be prepared following consultation with all key internal and external stakeholders.

A continuous improvement culture

We aim to provide excellent products and services to our customers and seek to win new business through fair competition.

At the very core of how we operate in GKN is a culture of continuous improvement in all that we do. Whilst this has been a consistent characteristic of our business over two and a half centuries, we have recently formalised our approach with the application of the techniques of Lean Enterprise in our business and production processes worldwide. All sites are required to develop an annual continuous improvement plan which engages every employee in driving more value through increased process efficiency and the elimination of all forms of waste including unnecessary cost and time. Each plan is aligned to a site's business objectives and sets out its continuous improvement actions. The use of common measures across the Group enables us to benchmark performance against defined goals and against world class standards.

Over 300 continuous improvement leaders from our global operations have been trained to coach and facilitate employees in the use of Lean techniques. In addition, 170 individuals will graduate from the Mastering Continuous Improvement Leadership (MCIL) development programme in 2009 and a further 1,200 leaders are participating in a series of core skills workshops.

In the beginning . . .

A continuous improvement culture in the nineteenth century

Lady Charlotte Guest (Head of the Dowlais Iron Co.), 1854:

". . . and unless we keep quite ahead as to improvements and the most advantageous and enlightened system of working we shall be quite unable to keep any position at all — much less than we now occupy at the head of the trade — and this will involve continuous labour and immense skill and energy."

. . . more recently

The GKN Driveline torque technology plant in Nagoya, Japan, used Lean Enterprise techniques of value stream mapping to drive process improvements and reduce the manufacturing lead time within the plant from 10 to 4.3 days resulting in increased stock turns on direct materials from 19.3 to 34.6.

(Production and Business Process Excellence award)



1759–2009

Delivering advanced technology

Delivering advanced technology and first class engineering capability to our customers has, for a long time, been a key strategic objective for GKN. To underline its importance, at the start of 2008 a new position of Group Technology Officer was created with responsibility for developing the Group technology plan to secure the appropriate technology for GKN's long term strategic objectives. The Group Technology Officer works closely with the Technology Sub-Committee, which comprises senior divisional engineering executives, to identify those technologies, beyond the individual divisional technology plans, that are necessary for growth and to focus resource on developing GKN's position in these areas.

In the beginning . . .

In 1856, the Dowlais Iron Co. acquired the first British licence to use the new Bessemer process for making steel. The process revolutionised steel manufacture by greatly increasing the scale and speed of production whilst decreasing labour requirements and cost.

William Menelaus (Engineer at Dowlais Iron Co.), 1857:

"When iron makers went mad with excitement about the Bessemer invention, it was only an indication of how strongly they felt the necessity for improvement."

. . . more recently

GKN Aerospace Astech Engineered Products has developed a manufacturing process that can form compound curves to their proprietary resistance welded titanium honeycombed sheets. This new process has supported the winning of engine exhaust business with Boeing on their 747-8 programme and reinforces GKN's technological leadership in aero engine components.

(Technology Excellence award)


GKN
1759–2009



Business Review: The GKN Way continued

Developing our people

We will treat our employees justly and with respect, recognising their abilities and differences, and reward them for their achievements.

Critical to the success of our business is the capability of our people. We are committed to supporting employees through investment and training enabling them to contribute to their full potential so that GKN can maintain a high performance business which delivers first class customer service. Our objective is to create an environment in which highly skilled and motivated people can achieve the exacting standards demanded in our business, can develop their careers and provide GKN with a sustainable competitive advantage.

Our Organisation Planning Process is strengthened each year with an increasingly extensive analysis of the needs of the organisation, the available resource and the capability required to deliver the Group's strategic objectives. Following a gap analysis, appropriate development plans are put in place, integrated into the business plans at site and Group level, and reviewed annually by the Board. Through the performance development process individuals discuss their career and development plans with their manager against the GKN Leadership Framework which defines what is needed to be successful at every level in the organisation. The output from these discussions is used in the succession planning process.

Further work has been undertaken during the year to establish core leadership development programmes for leaders across the Group following the successful launch in 2008 of the Global Leadership Programme for the 70 most senior executives within the Group. For our first line managers we have launched the Essential Leadership Development Programme to develop the skills necessary to lead their part of the business and in which over 2,000 GKN leaders will participate. To support the Lean Enterprise programme and in particular the recovery from the current trading downturn in our markets, a programme has been put in place to develop mid level managers' commercial and financial skills in leading and sustaining large scale change.

In the beginning . . .

In 1820 Josiah Guest opened a school for the children of Dowlais Iron Co. employees and the following year it was attended by 200 boys and 100 girls. He built a further school in 1844 and two years later an infants' school was added. The first night school for boys and workmen was established in 1848 with average evening attendances of 150. They were taught reading, writing, history, geography and grammar. In 1855 Lady Charlotte Guest completed a new school, which was centrally heated, offering places for 650 boys and girls and 680 infants.

. . . more recently

Employees at GKN Driveline's plant in Faridabad, India, helped start a development centre for underprivileged young girls and women in an area where 70% of females receive no formal education. The centre, which is attended by 70 females, provides basic education as well as vocational skills. Driveline employees continue to help with the day to day activities of the centre.

(Hearts of Gold award)


1759-2009

Engaging more fully with our employees

The extent to which our employees are engaged in the business is an important indicator of our ability to deliver on our business strategy. During 2008 we conducted the first global employee survey and 85% of employees worldwide took the opportunity to participate. Positive feedback included employees views on GKN's health, safety and environmental performance, and over 70% of employees said they would recommend GKN as a place to work. Each GKN location worldwide has identified areas for improvement as a result of the survey and actions are now being progressed as part of each business' continuous improvement planning process. The Group has also implemented a 'Positive Climate Index' whereby, at each location, a cross section of employees participate in a mini survey as part of a facilitated focus group to ensure that improvements are being made with regard to employee engagement.

Effective two-way communication is at the heart of employee engagement and within GKN we have a variety of mechanisms at all levels of the organisation to support this, including daily team meetings, presentations, intranets and newsletters. Consultation mechanisms exist worldwide across the Group to provide open communication between management and employees whether or not unionised. The European Works Council, which covers all European businesses, has operated since 1995.

Under our employment policy all Group businesses must adopt practices which ensure that employees are treated justly and with respect and that their abilities, differences and achievements are recognised, thereby ensuring a positive, inclusive working environment. Employment decisions must be based on qualifications and merit and all businesses must ensure a working environment free from all forms of discrimination and from any form of conduct which could be considered to be harassing, coercive or disruptive, together with working conditions which are safe and healthy.

Employee-related policies are designed to encourage individuals to report and discuss problems on a confidential basis and provide expeditious and confidential grievance procedures. GKN operates international whistleblowing hotlines run by external and independent third parties which are available 24 hours a day. The hotlines ensure that employees can make (on an anonymous basis if preferred) confidential disclosures about suspected impropriety and wrongdoing. The policy requires that employees are able to make such disclosures without fear of recrimination. Any matters reported are investigated and escalated to the Audit Committee as appropriate. Initial feedback is given to the relevant employee within 14 days.

Employees
by region
as at 31 December 2008

- UK 4,700
- Continental Europe 14,300
- Americas 12,800
- Rest of the World 8,200

including subsidiaries and joint ventures



Employees
by business
as at 31 December 2008

Automotive
- Subsidiaries 18,700
- Joint ventures 3,500

Powder Metallurgy
- Subsidiaries 6,000

OffHighway
- Subsidiaries 3,900

Aerospace
- Subsidiaries 7,900



In the beginning . . .

Providing recreational facilities for the workforce

At the end of the nineteenth century, the Nettlefold family built sports facilities for their employees including cricket and football pitches, tennis courts, a bowling green and a fishing pool. Joseph Chamberlain (of Nettlefold & Chamberlain) built an Institute which served as a schoolroom for the youngest employees and as a meeting place for older employees.

. . . more recently

A cross-divisional and central team of HR managers developed and implemented a standard Group-wide employee survey process in 2008 with the objective of achieving a quantifiable improvement in employee alignment and engagement. The process involves both the measurement of levels of employee satisfaction and the implementation of identified improvement actions.
(People Excellence and Best Practice award)


GKN
1759-2009

Health, safety and environmental performance

GKN is committed to continuous improvement in health, safety and environmental performance. With regard to health and safety our goal is zero preventable accidents. Our commitment to protecting the environment is focused on both minimising the impact of our operations and on making a contribution towards a sustainable future through the design of our products. Compliance with applicable health, safety and environmental laws and regulations is a fundamental obligation for all our businesses.

There are two internationally recognised standards by which management systems for safety and environmental performance are assessed: OHSAS 18001 for safety and ISO 14001 for environmental performance. Central to these is a requirement for continuous improvement driven by regular measurement and evaluation of performance, identification and implementation of action plans, and measurement of results.

In June 2008, the Executive Committee mandated that all GKN locations achieve compliance with OHSAS 18001 and our businesses are working toward that goal. At the end of 2008, 35 locations had achieved certification to this standard. 115 locations, representing 90% of the workforce, have achieved certification to the ISO 14001 standard.

Involvement of our workforce is essential to achieving our health, safety and environmental goals. In pursuit of our goal of zero preventable accidents we focus on strong, visible and supportive leadership accompanied by a commitment from employees to take ownership of their own health and safety and that of their immediate colleagues. The RADAR programme (Risk Awareness, Detection, Action and Review) launched Group-wide in 2008 represents one of a number of behavioural safety tools deployed within the Group and allows our workers to improve safety conditions in their work area.

The specialists forum of safety and environmental professionals has developed action plans for implementing OHSAS-compliant safety management systems and a policy for purchasing only energy efficient machinery. In addition, a dedicated internal website has been established to facilitate knowledge sharing.

Reporting on performance

Our performance against the key health and safety and environmental indicators is measured on a regular basis and reports are made quarterly to the Sub-Committee on Governance and Risk and to the Executive Committee. A half yearly report is also made to the Board. Significant health and safety and environmental incidents are reported to Executive Committee members within 24 hours and reviewed at the Committee's next meeting.

In early 2008 a new web based reporting tool was launched Group-wide to facilitate both the collection of data and, more importantly, its analysis and use by management at all levels to help drive improved performance. Group businesses are required to confirm and certify the accuracy of the data that they report.

A specialists forum, comprising divisional and corporate centre representatives, meets as required to discuss best practice as well as specific issues in relation to the management of accidental risk that either its members or the Sub-Committee on Governance and Risk believe require attention.

. . . more recently

Using Lean Enterprise techniques, employees at GKN Sinter Metals – Dubois, US created a safety system which builds on the RADAR programme and enhances employee involvement and safety awareness through the audit of other departments' work space and practices. At the end of 2008, Dubois had achieved three years without a lost time accident.

(Safety Excellence award)


1759–2009


Accident frequency rate (AFR)
Number of lost time accidents per 1,000 employees
8
6
4
2
0
2004
2005
2006
2007
2008


Accident severity rate (ASR)
Number of days/shifts lost due to accidents and occupational ill health per 1,000 employees
200
150
100
50
0
2004
2005
2006
2007
2008

We will provide employees with a healthy and safe working environment.

Accident frequency rate (AFR) and accident severity rate (ASR) are key health and safety performance indicators for the Group and our performance against these in 2008 is reported on page 11 and is shown in the charts above. 2008 is the eleventh consecutive year of performance improvement. Over that period our AFR and ASR performance have improved by 93% and 86% respectively and our serious injury rate (SIR) has improved by 85%. However, our SIR increased slightly in 2008 compared with 2007 levels but remains at a very low level.

Each business is required to target aggressive annual performance improvements. Targets are set primarily at plant level where they can best reflect the particular needs, risks, and priorities of each site. In 2008, 77% of plants maintained or improved their excellent AFR performance and 71% met their AFR targets. For ASR, performance was maintained or improved by 76% of plants, and 66% met their targets.

During 2008 there were 10 health and safety enforcement actions against GKN companies in Brazil, the UK and the US with fines totalling $21,600 issued by the relevant authorities. There were no fatalities of employees or contractors on GKN sites.

. . . more recently

Working with the local university, employees from GKN Driveline do Brasil have developed a project to use waste in the form of phosphate sludge generated in the precision forming plant, which would normally be sent to landfill, to produce red ceramic bricks on an industrial scale. Over 95% of the waste produced at the plant is recycled.
(Environmental Excellence award)

At the OffHighway plant in Rockford, US, a team of employees carried out a number of activities with a view to achieving significant reductions in non-cooling water usage and waste streams. They succeeded in reducing water consumption by 33 million gallons per year bringing cost savings as well as preserving natural resources.
(Environmental Excellence award)


1759-2009

We will play our part in the protection of the environment in both the operation of our facilities and the design of our products.

We measure the impact of our operations on the environment against the key performance indicators of energy consumption and associated carbon dioxide (CO_2) emissions, water usage, waste generation and recycled waste. Operating sites are required to set targets, particularly on energy consumption, water use and waste generation, in line with our commitment to continuous improvement.

Our performance against these measures in 2008 is reported on page 11 and is shown in the charts opposite. Most businesses either maintained or improved their performance with certain exceptions. GKN Sinter Metals operates a continuous production process with very high furnace temperatures with the result that in times of lower production (as in the second half of 2008) it is difficult to reduce energy consumption by a corresponding amount. The business' energy and CO_2 consumption per unit of production therefore show an increase compared with 2007 with a similar increase in water usage. The continued high level of waste generation at Hoeganaes is accounted for by the removal of a slag stockpile at its Gallatin plant in the US (classified as waste), the ferrous content of which was separated for on-site recycling with the non-ferrous content being recycled for off-site construction purposes. The relatively high water consumption at OffHighway is due to the use of water from a borehole at our major manufacturing site in Lohmar, West Germany. This is used in a once through cooling process and is discharged without contamination into surface water.

During 2008 there were four environmental enforcement actions against GKN companies in the US and Denmark. Fines totalling $2,000 have been issued by the relevant authorities. We experienced no major spills or environmental incidents.

A common theme across both our Automotive and Aerospace businesses is the drive through technology developments to produce lighter weight products, offering opportunities for manufacturers of car and light vehicles and of aircraft to improve fuel economy and thereby reduce CO_2 emissions. Examples of these are given throughout this annual report.


Energy consumption per unit of production — kWh/tonne
6,000
5,000
4,000
3,000
2,000
1,000
0
Aerospace*
Driveline
Other Automotive
Hoeganaes
Sinter Metals
OffHighway
2006
2007
2008
* Aerospace measured against £1,000 sales


CO2 emissions per unit of production — kg/tonne
2,400
2,000
1,600
1,200
800
400
0
Aerospace*
Driveline
Other Automotive
Hoeganaes
Sinter Metals
OffHighway
2006
2007
2008
* Aerospace measured against £1,000 sales


Water consumption per unit of production — m3/tonne
10
8
6
4
2
0
Aerospace*
Driveline
Other Automotive
Hoeganaes
Sinter Metals
OffHighway
2006
2007
2008
* Aerospace measured against £1,000 sales


Waste generation per unit of production — kg/tonne
450
375
300
225
150
75
0
Aerospace*
Driveline
Other Automotive
Hoeganaes
Sinter Metals
OffHighway
2006
2007
2008
* Aerospace measured against £1,000 sales


Recycled waste — % of total waste
100
80
60
40
20
0
Aerospace
Driveline
Other Automotive
Hoeganaes
Sinter Metals
OffHighway
2006
2007
2008

Contributing to our communities
We will contribute positively to the communities in which we operate.

Building on the success of GKN Mission Everest in 2007 which inspired our employees worldwide to contribute an extra $1.7 million of support in their local communities, in 2008 we launched GKN Hearts of Gold to encourage and sustain a continuing high level of engagement by GKN people with their local communities. Our employees have again demonstrated tremendous compassion, undertaking projects that will make a sustainable improvement in the lives of local people. The contribution of all employees who took part has been recognised with a Hearts of Gold badge, monthly certificates have been awarded to specific projects and Group awards made to the best overall team project and the best individual achievement.

In line with the commitment we made in 2007, we have again supported four children's charities in Africa to provide houses and school buildings for orphans, fresh water supplies, and protection against malaria and other diseases. In addition to a commitment of financial support by the Company of some $500,000, GKN employees have provided project management skills to help ensure the success of the projects. The project work is continuing this year and will have a sustainable impact on the lives of many.

Throughout our 250 year history there have been many examples of GKN, and its predecessor companies, making a positive and significant contribution to their local communities. Our commitment today is stronger than ever since we believe that these communities are a vital ingredient in the sustainability of our enterprise. We are very proud of the significant contribution made by our employees worldwide who, in this endeavour, truly live the GKN Values — the GKN Way.


GKN
hearts
of
gold
AWARDS

In the beginning . . .

In the first half of the nineteenth century the population of Merthyr Tydfil increased massively, living conditions were poor and there were repeated outbreaks of cholera. Death rates were very high with the average life expectancy for ironworkers only 17 years. G T Clark, the manager of the Dowlais Iron Co. (both a doctor and an engineer), was instrumental in the construction of a fresh water reservoir and sewers during the years 1858 to 1868. This done, cholera was finally banished from Merthyr.

. . . more recently

Gangaram Vithoba Mane, a machine tool operator at our Sinter Metals plant in Pimpri, India, began raising funds in 1991 to build a school for local children whose parents could not afford to pay for basic education. Today the school, which he continues to administer and manage, has 825 pupils and 15 teachers.
(Hearts of Gold award)


1759 - 2009

Board of Directors



Roy Brown (62)
Chairman C N

Appointment and election
Appointed a non-executive Director in 1996 and became Chairman in May 2004. Standing for re-election in 2009.

Experience
Former executive Director of Unilever plc and Unilever NV from 1992 to 2001 with responsibility for the Group's activities in Europe, Africa and the Middle East. He is a former non-executive Director of Brambles plc, Brambles Ltd (Australia), British United Provident Association Ltd (BUPA) and the Franchise Board of Lloyd's of London. Chartered Engineer, Fellow of the Institution of Mechanical Engineers and Fellow of the Institute of Engineering and Technology.

External appointments
Non-executive Director of Abbey National plc and Alliance & Leicester plc. Senior Independent Director of HMV Group plc. Member of the CBI International Advisory Board.



Sir Kevin Smith, CBE (54)
Chief Executive E C N

Appointment and election
Appointed Chief Executive in January 2003. Standing for re-election in 2009.

Experience
Joined GKN in 1999 as Managing Director, Aerospace. Prior to GKN he held various positions in BAE Systems plc over a 20 year period, latterly as Group Managing Director – New Business. Former non-executive Director of Scottish and Southern Energy plc. Former Co-Chairman of the Government's Manufacturing Forum. Fellow of the Royal Aeronautical Society and Companion of the Chartered Management Institute.



Marcus Bryson (54)
Chief Executive Aerospace E

Appointment and election
Appointed to the Board in June 2007 and last re-elected in 2008.

Experience
Joined GKN with the acquisition of the Westland Group in 1994 and has extensive experience of the aerospace industry. Having joined Westland in 1984, he held a number of finance and commercial roles within the business prior to its acquisition by GKN. He was appointed Chief Executive GKN Aerospace Services – Europe in 2000 and Chief Executive Propulsion Systems and Special Products in 2004. Joined the Executive Committee as Chief Executive Aerospace in January 2006.



Helmut Mamsch (64)
Non-executive Director C A R N

Appointment and election
Appointed to the Board in December 2003. Standing for re-election in 2009.

Experience
Has considerable experience in international business, having worked for over 20 years in international trade and shipping. He joined VEBA AG (now E.ON AG) in 1989 and was a management Board member from 1993 to 2000. Until 2007, he was non-executive Deputy Chairman of LogicaCMG plc and a member of the Supervisory Board of K+S Aktiengesellschaft.

External appointments
Non-executive Chairman of Electrocomponents plc and non-executive Director of Sappi Ltd (South Africa).



Sir Christopher Meyer, KCMG (65)
Non-executive Director C A R N

Appointment and election
Appointed to the Board in August 2003. Standing for re-election in 2009.

Experience
Former British Ambassador to the United States and Germany and also served in the British Diplomatic Service in Russia, Spain and the European Community, Brussels. Former Chief Press Secretary to Prime Minister John Major, and former non-executive Director of The Sanctuary Group plc and GlobeTel Communications Corporation.

External appointments
Chairman of the Press Complaints Commission and non-executive Director of Arbuthnot Banking Group plc.



Richard Parry-Jones, CBE (57)
Non-executive Director C A R N

Appointment and election
Appointed to the Board in March 2008 and last re-elected in 2008.

Experience
Has extensive experience of the automotive industry having worked for the Ford Motor Company for 38 years, latterly as Group Vice-President Global Product Development and Group Chief Technical Officer. Fellow of the Royal Academy of Engineering and the Institution of Mechanical Engineers.

External appointments
Chairman of the Welsh Assembly Government Ministerial Advisory Group. Visiting Professor within the Department of Aeronautical and Automotive Engineering at Loughborough University. Chairman of the New Automotive Innovation and Growth Team.

E Member of Executive Committee

C Member of Chairman's Committee

A Member of Audit Committee

R Member of Remuneration Committee

N Member of Nominations Committee

The Company Secretary is secretary to the non-executive Board Committees, the responsibilities of which are described in the corporate governance statement, the Audit Committee report and the Directors' Remuneration report.

In addition to the executive Directors and the Company Secretary, the other members of the Executive Committee are as follows:

Arthur Connelly (51)
Chief Operating Officer, GKN Driveline

Douglas McIldowie (53)
Group Human Resources Director

Walter Rohregger (49)
Chief Executive, GKN OffHighway



Andrew Reynolds Smith (42)
Chief Executive Powder Metallurgy, OffHighway and Industrial Services E

Appointment and election
Appointed to the Board in June 2007 and last re-elected in 2008.

Experience
Joined GKN in 2002 as Managing Director Operations – Europe for the Group's Driveline division. In 2004 he became Chief Executive of GKN Sinter Metals and was appointed to the Executive Committee in 2006. Prior to GKN, he held various general management and functional positions at Ingersoll Rand, Siebe plc (now Invensys plc) and Delphi Automotive Systems.

External appointments
Chairman of the CBI Manufacturing Council.



William Seeger, Jr. (57)
Finance Director E

Appointment and election
Appointed to the Board in September 2007. Standing for re-election in 2009.

Experience
Joined GKN in 2003 as Senior Vice-President and Chief Financial Officer of GKN Aerospace. In June 2007 he became a member of the Executive Committee as President and Chief Executive Propulsion Systems and Special Products. Appointed Finance Director in September 2007. Prior to GKN, he held a number of senior finance positions at TRW Inc spanning over 20 years, latterly as Vice-President Financial Planning and Analysis.



John Sheldrick (59)
Non-executive Director C A R N

Appointment and election
Appointed to the Board in December 2004 and last re-elected in 2008.

Experience
Joined Johnson Matthey plc as executive Director, Finance in 1990 and has been Group Finance Director since 1995. Prior to joining Johnson Matthey he was Group Treasurer of The BOC Group plc. He is a former non-executive Director of API Group plc. Fellow of the Association of Corporate Treasurers and Fellow of the Chartered Institute of Management Accountants.

External appointments
Group Finance Director of Johnson Matthey plc.



Nigel Stein (53)
Chief Executive Automotive E

Appointment and election
Appointed to the Board in August 2001 and last re-elected in 2008.

Experience
Joined GKN in 1994 and has held a range of commercial, general management and finance roles, most recently as Group Finance Director. Appointed Chief Executive Automotive in June 2007. Prior to GKN, he gained experience in the commercial vehicle and manufacturing sector and held senior financial positions with Laird Group plc and Hestair Duple Ltd. Member of the Institute of Chartered Accountants of Scotland.

External appointments
Non-executive Director of Wolseley plc and Director of The Society of Motor Manufacturers and Traders Ltd.



Sir Peter Williams, CBE (63)
Senior Independent Director C A R N

Appointment and election
Appointed to the Board in June 2001 and became Senior Independent Director in January 2008. Last re-elected in 2008.

Experience
Joined Oxford Instruments plc in 1982, became its Chief Executive in 1985 and was Chairman from 1991 until his retirement in 1999. Former Master of St Catherine's College Oxford, former President of the British Association for the Advancement of Science and former Chairman of the Engineering and Technology Board. Fellow of the Royal Society and of the Royal Academy of Engineering.

External appointments
Chancellor of the University of Leicester. Non-executive Director of WS Atkins plc. Chairman of the National Physical Laboratory, Member of the Council for the Foundation for Science and Technology, Trustee of Marie Curie Cancer Care and Treasurer of the Royal Society.



Grey Denham (60)
Company Secretary E

Experience
Joined GKN in 1980 and was head of the Group Legal function for nine years before being appointed Company Secretary in 1996. Prior to GKN he was a Senior Lecturer in law at Nottingham Law School and in-house counsel to the then state owned machine tool companies. He is a barrister and former Chairman of the Primary Markets Group of the London Stock Exchange and of the CBI in the West Midlands and Oxfordshire.

External appointments
Non-executive Director of Charter International plc and non-executive Director and Trustee of Young Enterprise UK.

Directors' Report

Business review

The principal businesses of the Group are described on pages 8 to 49 of the business review. A review of the development of those businesses in 2008 and their position at the end of that year, events affecting the Group since the end of the year and likely future developments are referred to in the Chairman's statement (inside front cover), the Chief Executive's statement on pages 2 and 3 and in the business review; the latter also includes an indication of the research and development activities of the Group. An assessment of the Group's exposure to financial risks and a description of how these risks are managed are also included in the business review, together with a description of other principal risks and uncertainties facing the Group. The business review, the Chairman's statement and the Chief Executive's statement are each incorporated into this Directors' report by reference.

Share capital

The authorised share capital of the Company as at 31 December 2008 was £450 million divided into 900 million ordinary shares each with a nominal value of 50p. At the end of 2008, 743,903,944 fully paid ordinary shares were in issue, including 38,384,253 ordinary shares (5.2% of the issued share capital) held in treasury. A total of 479,402 ordinary shares were issued during the year in connection with the exercise of options under the Company's share option schemes, of which 274,889 were treasury shares. Each share (other than the treasury shares which have no voting rights) carries the right to one vote on a poll at a general meeting of the Company.

The ordinary shares are listed on the London Stock Exchange. In addition, GKN has a sponsored Level 1 American Depository Receipt (ADR) programme for which the Bank of New York Mellon acts as Depositary. The ADRs trade in the US over-the-counter market where each ADR represents one GKN ordinary share.

At the Annual General Meeting in May 2008, the Company was authorised to purchase up to 70,504,029 of its own ordinary shares, representing 10% of the issued share capital of the Company (excluding treasury shares) at 31 December 2007. No shares were purchased under this authority during 2008.

The rights and obligations attaching to the Company's shares are contained in the articles of association, a copy of which can be viewed on GKN's website or can be obtained by writing to the Company Secretary. The articles can only be changed by special resolution of the shareholders.

There are no restrictions on transfer or limitations on the holding of the Company's ordinary shares and no requirements for prior approval of any transfers. Under the Company's articles, the Directors have power to suspend voting rights and the right to receive dividends in respect of shares in circumstances where the holder of those shares fails to comply with a notice issued under section 793 of the Companies Act 2006.

Change of control

The Company's subsidiary, GKN Holdings plc, entered into separate agreements in 2005 with the following banks each in respect of a bilateral banking facility in an amount of £35 million: Barclays Bank plc, BNP Paribas, Calyon, Commerzbank Aktiengesellschaft, Citibank N.A., Deutsche Bank A.G., HSBC Bank plc, ING Bank N.V., The Royal Bank of Scotland plc and Wachovia Bank National Association. GKN Holdings plc entered into further separate agreements in 2008 with the following banks each in relation to a bilateral banking facility in an amount of £20 million: Barclays Bank plc, Calyon, Commerzbank Aktiengesellschaft, Citibank N.A., Deutsche Bank A.G., HSBC Bank plc, ING Bank N.V., The Royal Bank of Scotland plc and Wachovia Bank National Association. It also entered into a £55 million bilateral banking facility with Bank of China Ltd and a €50 million bilateral facility with Landesbank Baden-Württemberg in 2008.

Each agreement provides that, on a change of control of GKN plc, the respective bank can give notice to GKN Holdings plc to repay all outstanding amounts under the relevant facility.

All of the Company's share schemes contain provisions relating to a change of control. Outstanding options and awards normally vest and become exercisable on a change of control subject to the satisfaction of any performance conditions at that time.

As referred to in the Directors' remuneration report on page 65, the executive Directors' service agreements provide for payment of a predetermined amount equivalent to one year's salary and benefits on termination by the Company of a Director's service agreement on less than due notice within 12 months of a change of control of GKN plc.

Substantial shareholders

In accordance with the Disclosure Rules and Transparency Rules of the Financial Services Authority, at 25 February 2009* the Company had received notification of the following holdings exceeding the 3% notification threshold:

Shareholder	Nature of Interest	No. of shares/ voting rights	% of issued capital
Standard Life Investments Ltd	Direct	52,866,419	7.49
	Indirect	40,491,676	5.74
	Total	93,358,095	13.23
Mondrian Investment Partners Ltd	Direct	43,849,886	6.24
AXA SA	Direct	6,904,169	0.98
	Indirect	28,271,520	4.01
	Total	35,175,689	4.99
Bank of New York Mellon Corp.	Direct	34,973,762	4.96
Schroders plc	Indirect	34,685,344	4.93
Legal & General Group plc	Direct	27,448,917	3.89

* See footnote on page 53.

Annual General Meeting

The Annual General Meeting of the Company will be held at 2.00 pm on Thursday 7 May 2009 at the Cavendish Conference Centre, 22 Duchess Mews, London W1G 9DT. The notice of meeting, which includes the special business to be transacted at the meeting, is included within the AGM circular. The circular also contains an explanation of all the resolutions to be considered at the AGM.

Dividend

An interim dividend of 4.5p per ordinary share was paid on 30 September 2008. As noted in the Chairman's statement no final dividend will be paid.

Directors

The constitution of the Board and of its Committees, together with biographical notes on the Directors, is shown on pages 50 and 51.

The articles of association provide that a Director may be appointed by an ordinary resolution of shareholders or by the existing Directors, either to fill a vacancy or as an additional Director. Further information on GKN's internal procedures for the appointment of Directors is given in the corporate governance statement on page 56 (in the section on the Nominations Committee) and on GKN's website.

The Board of Directors, which is responsible for the management of the business, may exercise all the powers of the Company subject to the provisions of relevant legislation and the Company's memorandum and articles of association. The powers of the Directors set out in the articles include those in relation to the issue and buyback of shares.

In accordance with the provisions for retirement by rotation in the Company's articles of association, Sir Kevin Smith, William C Seeger, Helmut Mamsch and Sir Christopher Meyer retire at the AGM and, being eligible, offer themselves for re-election. In addition, in order to comply with the provisions of the Combined Code, Roy Brown, Chairman, being a non-executive Director who has served on the Board for more than nine years, also retires at the AGM and, being eligible, offers himself for re-election.

Directors' interests in GKN shares are shown on pages 68 to 71.

Pursuant to the articles of association, the Company has executed a deed poll of indemnity for the benefit of the Directors of the Company and persons who were Directors of the Company in respect of costs of defending claims against them and third party liabilities. These provisions remain in force. The indemnity provision in the Company's articles of association also extends to provide a limited indemnity in respect of liabilities incurred as a director, secretary or officer of an associated company of the Company.

A copy of the deed poll of indemnity and of the Company's articles of association are available for inspection at the Company's registered office during normal business hours and will be available for inspection at the Company's AGM.

Both the service contracts of the executive Directors and the terms and conditions of appointment of the non-executive Directors are available for inspection at the Company's registered office during normal business hours and will be available for inspection at the Company's AGM.

Donations

Contributions to good causes made by Group companies around the world amounted to some £470,300 in 2008. This included cash donations to UK registered charities of £143,600 for educational purposes and £29,800 for community activities. In addition, as part of its commitment to GKN Hearts of Gold, the Company donated £150,000 to charities in Africa. Further details of this and other community activities are given on page 49.

In accordance with the Group's policy, no political donations were made and no political expenditure was incurred during 2008.

The Group's US Aerospace business has a Political Action Committee (PAC) which is funded entirely by employees and their spouses. No funds are provided to the PAC by GKN and any administrative services provided to the PAC by the US Aerospace business are fully charged to and paid for by the PAC, and the Company does not therefore consider these to be political donations. Employee contributions are entirely voluntary and no pressure is placed on employees to participate. Under US law, an employee-funded PAC must bear the name of the employing company.

Payments to suppliers

It is Group policy to abide by the payment terms agreed with suppliers, provided that the supplier has performed its obligations under the contract. Given the nature and diversity of the Group's international purchasing arrangements and contracts, it is not Group policy to follow any specific code or standard in relation to payment practice.

GKN plc, as a holding company, did not have any amounts owing to trade creditors at 31 December 2008.

Corporate governance

The Board's statement on corporate governance matters is given on pages 54 to 58 and the Directors' remuneration report is set out on pages 61 to 71.

Auditors

Resolutions to reappoint PricewaterhouseCoopers LLP as auditors of the Company and to authorise the Directors to determine their remuneration will be proposed at the AGM.

Audit information

Each of the Directors who held office at the date of approval of this Directors' report confirms that, so far as he is aware, there is no relevant audit information of which the Company's auditors are unaware. Each Director has taken all the steps that he ought to have taken as a Director in order to make himself aware of any relevant audit information and to establish that the Company's auditors are aware of that information.

On behalf of the Board



Grey Denham
Secretary
25 February 2009

* As at 5 March 2009, the Company had received notification of an increase in the holdings of Standard Life Investments Ltd to Direct: 56,688,451 (8.04%), Indirect: 43,441,413 (6.16%), Total: 100,129,864 (14.20%). As at that date, the Company had not been advised of any other changes or additions to the notifiable interests set out on page 52.

Corporate Governance

In accordance with the Listing Rules of the Financial Services Authority, GKN is required to state whether it has complied with the relevant provisions set out in Section 1 of the 2006 Combined Code on Corporate Governance (the Code) and, where the provisions have not been complied with, to provide an explanation. GKN is also required to explain how it has applied the principles set out in the Code.

The following paragraphs, together with the Audit Committee report on pages 59 and 60 and the Directors' remuneration report on pages 61 to 71, provide a description of how the main and supporting principles of the Code have been applied within GKN during 2008. The Directors' statement of compliance with the Code is given on page 58.

The Board of Directors

The Board is collectively responsible for the success of the Company. Its role is to provide entrepreneurial leadership of the Company within a framework of prudent and effective controls which enables risk to be assessed and managed. The Board sets the Company's strategic aims, ensures that the necessary financial and human resources are in place for the Company to meet its objectives, and reviews management performance. It also sets the Company's values and standards and ensures that its obligations to its shareholders (including reporting to shareholders on the Board's stewardship) and others are understood and met. Specific responsibilities reserved to the Board include:

> setting Group strategy and approving an annual budget and medium term projections;

> reviewing operational and financial performance;

> approving major acquisitions, divestments and capital expenditure;

> reviewing the Group's systems of financial control and risk management;

> ensuring that appropriate management development and succession plans are in place;

> reviewing the activities of the three sub-committees of the Executive Committee;

> reviewing matters relating to corporate social responsibility, including the environmental, health and safety performance of the Group;

> approving appointments to the Board, to the Executive Committee and to the position of Company Secretary, and approving policies relating to Directors' remuneration and the severance of Directors' contracts; and

> ensuring that a satisfactory dialogue takes place with shareholders.

The Directors' responsibility for the preparation of financial statements is explained on page 72 (their confirmation that they consider it appropriate to prepare the financial statements for 2008 on a going concern basis is given on page 37).

A description of the role of the Board, together with that of the Chairman, Chief Executive, Senior Independent Director and Company Secretary, is available on GKN's website and further details of the Board's role in relation to the Group's systems of internal control and risk management are given on pages 57 and 58. Descriptions of the specific responsibilities which have been delegated to the principal Board Committees are given on page 56.

The Board currently comprises five executive and six non-executive Directors including the Chairman. Biographical details of the Directors are given on pages 50 and 51. With the exception of the Chairman, who is presumed under the Code not to be independent, all the non-executive Directors are regarded by the Board as independent and the Board does not consider that there exist any relationships or circumstances likely to affect the judgement of any Director.

The Board normally meets 11 times a year, including at least one meeting at a Group operating company. A 12 month rolling programme of items for discussion by the Board is prepared to ensure that all matters reserved to the Board and other key issues are considered at appropriate times. During the year there are sufficient opportunities for the Chairman to meet with the non-executive Directors without the executive Directors being present should this be deemed appropriate.

The Company maintains appropriate insurance cover in respect of legal proceedings and other claims against its Directors. Details of indemnities in place between the Company and the Directors can be found in the Directors' report on page 53.

Chairman and Chief Executive

Whilst collectively the Chairman and Chief Executive are responsible for the leadership of the Company, the Chairman's primary responsibility is for leading the Board and ensuring its effectiveness and the Chief Executive is responsible for running the Company's business.

The other significant current commitments of the Chairman, Roy Brown, are listed in his biography on page 50. The Board is satisfied that his commitments do not unduly restrict his availability to GKN and, in particular, would not do so in the event of GKN being involved in a major corporate transaction or other action.

Information and professional development

The Chairman is responsible for ensuring that Directors receive accurate, timely and clear information. The supply of information provided to the Board was reviewed during the year as part of the performance evaluation exercise referred to below.

Comprehensive briefing papers are prepared and circulated to all Directors one week prior to scheduled Board meetings. Directors are continually updated on the Group's businesses, the markets in which they operate and changes to the competitive and regulatory environment through briefings to the Board and meetings with senior executives. The Chairman usually arranges for the Board to visit at least one of the Group's business locations each year to enable the Directors to meet with local management and employees and to update and maintain their knowledge and familiarity with the Group's operations.

On joining the Board, a Director receives a comprehensive induction pack which includes background information about GKN and its Directors, and details of Board meeting procedures, Directors' duties and responsibilities, procedures for dealing in GKN shares and a number of other governance-related issues. This is supplemented by a briefing with the Company Secretary who is charged with facilitating the induction of new Directors both into the Group and as to their roles and responsibilities as Directors. The Director meets with the Chief Executive and with relevant senior executives to be briefed on the general Group strategy and each individual business portfolio. Plant visits and external training, particularly on matters relating to the role of a Director and the role and responsibilities of Board Committees, are arranged as appropriate.

Ongoing training is provided as and when necessary and may be identified in annual individual performance reviews or on an ad hoc basis. The suitability of external courses is kept under review by the Company Secretary. Training and development of Directors in 2008 took various forms, including visits to GKN plants (both with the Board as a whole and on an individual basis) and participation by executive Directors in the GKN Global Leadership Programme.

All Directors have direct access to the advice and services of the Company Secretary who is tasked with ensuring that the Board is fully briefed on all legislative, regulatory and corporate governance developments. In addition, Directors may, in the furtherance of their duties, take independent professional advice at the Company's expense.

Performance evaluation

The Board has undertaken its annual formal evaluation of its own performance and that of its Committees. The process involved each Director, as well as other attendees of Board Committee meetings, completing a detailed questionnaire covering issues such as Board remit and objectives; composition, training and resources; corporate governance; stakeholder engagement; Board meetings, visits, procedures and administration; Committee terms of reference and other specific Committee-related questions. The results of the evaluation and recommendations for improvements were reported to the relevant Committees before the Board as a whole agreed appropriate changes. These were minor and included changes to the modus operandi of the Chairman's Committee and procedural matters relating to Board meetings. It was also agreed to review annually the quanta of delegated authorities.

The individual performance of the Directors was also evaluated through one-to-one interviews with the Chairman. To assist this process, a number of assessment areas were identified in advance and used as a framework for conducting the appraisal interviews. Sir Peter Williams, as Senior Independent Director, led the review by the non-executive Directors of the Chairman's performance, which took into account the views of the executive Directors. Similarly, the views of the other Directors were taken into account by the Chairman in his review of the Chief Executive's performance. No actions were considered necessary as a result of any of these evaluations.

Re-election of Directors

The Company's articles of association require Directors to seek re-election by shareholders at least once every three years. In addition, all Directors are subject to re-election by shareholders at the first AGM following their appointment by the Board. Any non-executive Directors who have served for more than nine years are subject to annual re-election. Details of the Directors retiring and seeking re-election at the 2009 AGM are given in the notice of meeting circular.

Relations with shareholders

GKN is committed to ongoing engagement with shareholders and has a well-established communication programme based on the Group's financial reporting calendar. This programme enables the Directors to gain an understanding of the views and opinions of its shareholders. In its communications with shareholders, GKN aims to present a balanced and understandable assessment of the Group.

Communication with major institutional shareholders is undertaken as part of GKN's investor relations programme, in which non-executive Directors are encouraged to participate. This includes presentations of the full and half year results, and meetings between institutional investors (both in the UK and overseas) and the Chief Executive, Finance Director, Head of Investor Relations and External Communications and other executive Directors. Periodic meetings with representatives of major institutional shareholders, other fund managers and the financial press are also held. Feedback is sought by the Company's brokers after meetings and presentations to ensure that the Group's strategy and performance is being communicated effectively and to develop further an understanding of shareholder views. This feedback is included in twice-yearly reports to the Board on meetings with existing and potential investors. In addition, external brokers' reports on GKN are circulated to all Directors.

The Chairman offers major shareholders the opportunity to meet with him to discuss matters relating to governance and strategy. Feedback to the Board is provided by the Chairman on any issues raised with him. The Senior Independent Director is also available to discuss issues with shareholders where concerns cannot be addressed through normal channels of communication.

Shareholders who attend the AGM are invited to ask questions during the meeting and to meet with Directors after the formal proceedings have ended. Details of the level of proxy votes received are advised to shareholders at the meeting and are published on GKN's website.

Written responses are given to letters or emails received from shareholders and all shareholders receive, or can access electronically, copies of the annual and half year reports. The investor relations section of GKN's website provides further detail about the Group, including share price information, webcasts and presentations of annual and half year results, other presentations made to the investment community, and copies of financial reports.

Directors' conflicts of interest
Following the changes made to the Company's articles of association at the 2008 AGM and the subsequent introduction of section 175 of the Companies Act 2006 on 1 October 2008 which allows the Directors to authorise potential and actual conflicts of interest, formal procedures for the notification and authorisation of such conflicts have been approved by the Board. These procedures, which enable the Directors to impose limits or conditions when giving or reviewing authorisation, ensure that only Directors who have no interest in the matter being considered can authorise conflicts, and require the Board to review the register of Directors' conflicts annually and on an ad hoc basis when necessary. Any potential conflicts of interest in relation to newly appointed Directors are considered by the Board prior to appointment.

Board Committees
The full terms of reference of the following Board Committees are available upon request and on GKN's website.

Executive Committee
The Executive Committee is tasked with leading, overseeing and directing the activities of the Group. It is responsible for reviewing divisional and Group strategy plans, approving and leading the consistent implementation of business and operational processes, and identifying, evaluating and monitoring the risks facing the Group and deciding how they are to be managed. The Committee normally meets monthly.

The Committee consists of the executive Directors and the Group's senior executive team under the chairmanship of the Chief Executive. The current membership of the Executive Committee is given on page 50.

The Executive Committee has three sub-committees consisting of members of senior management:

- the Lean Enterprise Sub-Committee, under the chairmanship of Sir Kevin Smith, Chief Executive, is responsible for driving operational best practice globally through the application of Lean business processes;
- the Technology Sub-Committee, under the chairmanship of Arthur Connelly, Chief Operating Officer of GKN Driveline, is responsible for setting policy and providing guidance and direction in relation to technologies employed across all business areas, and provides input to the Executive Committee to contribute to the formulation of the Group's business strategy; and
- the Governance and Risk Sub-Committee, under the chairmanship of Grey Denham, Company Secretary, has responsibility for developing strategy for and providing oversight and direction on all matters relating to governance and compliance, risk management and corporate social responsibility.

Chairman's Committee
The Chairman's Committee is a forum for the Chairman and Chief Executive to brief and obtain the views of the non-executive Directors on particular issues. The Committee meets periodically as required and consists of the non-executive Directors together with the Chief Executive under the chairmanship of the Chairman.

Audit Committee
The Audit Committee ensures the integrity of financial reporting and audit processes and the maintenance of a sound internal control and risk management system. The Committee meets at least four times a year and consists of all the independent non-executive Directors under the chairmanship of John Sheldrick. A report by the Committee on its activities in 2008 is given on pages 59 and 60.

Remuneration Committee
The Remuneration Committee is responsible for approving the terms of service and setting the remuneration of the executive Directors and the Company Secretary in accordance with a remuneration policy which is approved annually by the Board. It is also responsible for determining the fees of the Chairman and the terms upon which the service of executive Directors is terminated having regard to a severance policy adopted by the Board, and for monitoring the remuneration of senior managers just below Board level. It also prepares for approval by the Board the annual report on Directors' remuneration (set out on pages 61 to 71).

The Committee has access to such information and advice both from within the Group and externally, at the cost of the Company, as it deems necessary. It is responsible for appointing any consultants in respect of executive Directors' remuneration.

The Committee meets periodically when required and consists of the independent non-executive Directors under the chairmanship of Sir Peter Williams.

Nominations Committee
The Nominations Committee leads the process for identifying, and makes recommendations to the Board on, candidates for appointment as Directors of the Company and as Company Secretary, giving full consideration to succession planning and the leadership needs of the Group. It also makes recommendations to the Board on the composition of the Chairman's and Nominations Committees and the composition and chairmanship of the Audit and Remuneration Committees. It keeps under review the structure, size and composition of the Board, including the balance of skills, knowledge and experience and the independence of the non-executive Directors, and makes recommendations to the Board with regard to any changes.

The Board has agreed procedures that are followed by the Nominations Committee in making appointments to the various positions on the Board and as Company Secretary. These procedures, under which the Committee agrees a description of the role, experience and capabilities for a Director, are available on GKN's website. The Committee has access to such information and advice both from within the Group and externally, at the cost of the Company, as it deems necessary. This may include the appointment of external executive search consultants where appropriate.

The Committee meets periodically when required and consists of the non-executive Directors and the Chief Executive under the chairmanship of the Chairman (except when the Committee is dealing with the appointment of a successor as Chairman when the Senior Independent Director chairs the Committee).

Directors' attendance record

The attendance of Directors at relevant meetings of the Board and of the Audit, Remuneration and Nominations Committees held during 2008 was as follows:

Director	Board (11 meetings)	Audit Committee (4 meetings)	Remuneration Committee (10 meetings)	Nominations Committee (1 meeting)
Roy Brown	11	—	—	1
Sir Kevin Smith	11	—	—	1
Marcus Bryson	11	—	—	—
Helmut Mamsch	10	3	10	1
Sir Christopher Meyer	8	4	8	1
Andrew Reynolds Smith	11	—	—	—
Richard Parry-Jones	8/9*	2/3*	8/8*	1
William Seeger	11	—	—	—
John Sheldrick	10	4	9	1
Nigel Stein	11	—	—	—
Sir Peter Williams	10	4	10	1

* Actual attendance/maximum number of meetings Director could attend based on date of appointment.

Internal control

The Board attaches considerable importance to, and acknowledges its responsibility for, the Group's systems of internal control and risk management and receives regular reports on such matters.

The Board's policy is to have systems in place which optimise the Group's ability to manage risk in an effective and appropriate manner. The Board has delegated to the Executive Committee responsibility for identifying, evaluating and monitoring the risks facing the Group and for deciding how these are to be managed. In addition to a formal quarterly review of risk management by the Executive Committee, members are expected to report to the Committee as necessary the occurrence of any material control issues, serious accidents or events that have had a major commercial impact, or any significant new risks which have been identified. Such matters are reported to the next Board meeting and/or Audit Committee meeting as appropriate. As part of its remit, the Governance and Risk Sub-Committee develops strategy for and provides oversight and direction on all matters relating to risk management. It reports formally on an annual basis to the Executive Committee and to the Board.

Continuing processes under the oversight of the Executive Committee and its Governance and Risk Sub-Committee are in place for all parts of the Group to assess the major risks to which their operations are exposed and the way in which such risks are monitored, managed and controlled. The risks covered by these processes include those relating to strategy, operational performance, credit risk and the financial viability of customers and suppliers, finance (including risk financing and fraud), product engineering, business reputation, human resources, health and safety, and the environment. These processes are summarised in a 'risk map' which is reviewed annually by the Audit Committee. A summary of those risks which could have a material impact on the future performance of the Group is given on pages 37 to 39.

Each year all Group businesses are required formally to review their business risks and to report on whether there has been any material breakdown in their internal controls. This formal review is supplemented by an interim review conducted at the half year.

Companies also have to confirm annually whether they have complied with statutory and regulatory obligations as well as with the policies which support the GKN Code.

As part of GKN's enterprise risk management programme, risk profiling is undertaken across all subsidiaries to identify business, reputational and accidental risks and highlight action required to mitigate such risks. This process is aided by the use of a risk profiling software tool which provides a consistent set of risk definitions, a common approach to probability and impact, and strengthens the ability to consolidate measurement of risk.

The objective of the Group's risk management processes is to ensure the sustainable development of GKN through the conduct of its business in a way which:

- satisfies its customers;
- develops environmentally friendly products and processes;
- provides a safe and healthy workplace;
- protects against losses from unforeseen causes;
- minimises the cost and consumption of increasingly scarce resources;
- prevents pollution and waste;
- maintains proper relationships with suppliers and contractors; and
- maintains a positive relationship with the communities in which we do business.

The Group's systems and procedures are designed to identify, manage and, where practicable, reduce and mitigate the effects of the risk of failure to achieve business objectives. They are not designed to eliminate such risk, recognising that any system can only provide reasonable and not absolute assurance against material misstatement or loss.

The review process

The Board reviews the Group's systems of internal control and risk management on an ongoing basis by:

- setting the strategy of the business at both Group and divisional level and, within the framework of this, approving an annual budget and medium term projections. Central to this exercise is a review of the risks and opportunities facing each business and the steps being taken to manage these;
- reviewing on a regular basis operational performance and updated forecasts for the current year. Comparisons are made with budget and the prior year and appropriate action plans put in place to optimise operational and financial performance;
- retaining primary responsibility for acquisition and divestment policy, and the approval of major capital expenditure, major contracts and financing arrangements. Below Board level there are clearly defined management authorities for the approval of capital expenditure, major contracts, acquisitions, investments and divestments, together with an established framework for their appraisal, which includes a risk analysis and post-implementation plan and, where appropriate, a post-acquisition review;

Corporate Governance
continued

- receiving regular reports on the Group's treasury activities, having approved the operating policies and controls for this function, and keeping under review the Group's pension fund arrangements;
- performing at least annually a review of the Group's insurance and risk management programmes;
- receiving an annual report, following its review by the Executive Committee, on corporate social responsibility matters, which includes the environmental, health and safety performance of the Group's operations; and
- reviewing an annual management development and succession plan. The Executive Committee also reviews management development issues at least annually.

The Board receives an annual report from the Audit Committee concerning the operation of the systems of internal control and risk management. This report, together with the reviews by the Board during the year of the matters described above, enables the Board to form its own view on the effectiveness of the systems.

The Audit Committee is responsible for reviewing the ongoing control processes, and the actions undertaken by the Committee during 2008 to discharge this responsibility are described in the Audit Committee's report on pages 59 and 60. To assist it in this role the Committee liaises closely with the internal audit department which, using a risk-based audit programme, reviews and tests the systems, controls, processes, procedures and practices across the Group. The Head of Internal Audit, who reports directly to the Finance Director, meets regularly with the Chairman of the Audit Committee, the Group Chairman and the Chief Executive. The department's reports are seen by the relevant members of the Executive Committee and are summarised quarterly for the Audit Committee. The resolution of any control issues raised by Board members or in reports reviewed by the Audit Committee is discussed in Committee with management.

The Board has reviewed the effectiveness of the Group's systems of internal control and risk management during the period covered by this annual report. It confirms that the processes described above, which accord with the guidance on internal control appended to the Code (the revised Turnbull Guidance), have been in place throughout that period and up to the date of approval of the annual report. The Board also confirms that no significant failings or weaknesses were identified in relation to the review.

Compliance with the Code

It is the Board's view that, throughout 2008, GKN was in compliance with the relevant provisions set out in Section 1 of the Code.

Audit Committee Report

Role of the Audit Committee

The primary role of the Audit Committee, which reports its findings to the Board, is to ensure the integrity of the financial reporting and audit processes and the maintenance of a sound internal control and risk management system. In pursuing these objectives, the Committee ensures that an appropriate relationship is maintained between GKN and the external auditors, considers the effectiveness of the external audit process and makes recommendations to the Board on the appointment of the external auditors. It reviews the effectiveness of the internal audit function and is responsible for approving the appointment of the head of that function. The Committee reviews the Group's systems of internal control and the processes for monitoring and evaluating the risks facing the Group.

In the performance of its duties, the Committee has independent access to the services of the internal audit function and to the external auditors, and may obtain outside professional advice as necessary. Both the Head of Internal Audit and the external auditors have direct access to the Chairman of the Committee outside formal Committee meetings.

The Committee has written terms of reference that outline its authority and responsibilities. These are considered annually by the Audit Committee and any proposed changes are referred to the Board for approval. The Committee's current terms of reference are available on GKN's website.

In order that the Board is kept fully appraised of the Committee's work, the Committee Chairman reports formally on its proceedings at the next following meeting of the Board, and minutes of meetings of the Committee are circulated to all members of the Board.

Membership

The Audit Committee consists entirely of independent non-executive Directors and presently comprises John Sheldrick (Chairman), Helmut Mamsch, Sir Christopher Meyer and Sir Peter Williams, all of whom served on the Committee throughout 2008, together with Richard Parry-Jones who became a member of the Committee on his appointment to the Board on 1 March 2008. Their biographical details are set out on pages 50 and 51. The Company Secretary acts as secretary to the Committee.

As the Chairman of the Committee is the Group Finance Director of Johnson Matthey plc, the Board remains satisfied that at least one member of the Committee has recent and relevant financial experience as required by the Combined Code on Corporate Governance.

Report on the Committee's activities

Meetings and attendance

The Committee met on four occasions in 2008 timed to coincide with the financial and reporting cycles of the Company. Members' attendance at the meetings held during the year is set out in the table on page 57.

The Group Chairman, Chief Executive, Finance Director, Head of Internal Audit, the engagement partner of PricewaterhouseCoopers LLP (PwC) and other members of the management team attended meetings by invitation. The Head of Internal Audit and PwC had the opportunity to discuss matters with the Committee without any executive management being present at two and three meetings respectively. In addition, the members of the Committee met separately at the start of each meeting to discuss matters in the absence of any persons attending by invitation.

Financial reporting

During 2008, the Committee reviewed a wide range of financial reporting and related matters including the half year and annual financial statements, other related annual report information, and results announcements prior to their submission to the Board. The Committee focused in particular on key accounting policies and practices adopted by the Group and any significant areas of judgement that materially impacted reported results. In its review of the 2008 financial statements the Committee also considered analysis to support the going concern judgement.

External auditors

The Audit Committee is responsible for the development, implementation and monitoring of the Company's policies on external audit. The policies, designed to maintain the objectivity and independence of the external auditors, regulate the appointment of former employees of the external audit firm to positions in the Group and set out the approach to be taken when using the external auditors for non-audit work; the latter policy was reviewed by the Committee during the year. As a general principle the external auditors are excluded from consultancy work and cannot be engaged by GKN for other non-audit work unless there are compelling reasons to do so. Any proposal to use the external auditors for non-audit work must be submitted to the Finance Director, via the Group Financial Controller, for approval prior to appointment. The Finance Director, who is permitted to delegate approval to the Group Financial Controller for amounts below £20,000, will, depending on the nature of the service, seek the prior authorisation of the Chairman of the Audit Committee.

In accordance with its remit, the Committee reviewed and approved PwC's plans for the audit of the Group's 2008 financial statements. In approving the terms of engagement for the audit, the Committee considered PwC's proposed audit fee. It also reviewed PwC's audit of the 2007 annual report and review of the 2008 half year report.

During the year, the Committee performed its annual review of the effectiveness of the external auditors. This process was based primarily on a format devised by the Institute of Chartered Accountants of Scotland and conducted by means of formal interviews with a number of Directors and senior management across the Group and the engagement partner of PwC. The Committee also reviewed a formal letter provided by PwC confirming their independence and objectivity within the context of applicable regulatory requirements and professional standards and received confirmation of compliance with the policies on the employment of former employees of the external auditors and the use of the external auditors for non-audit work.

Audit Committee Report
continued

Internal audit and monitoring of control issues
At its meetings during 2008 the Committee reviewed the results of the audits undertaken by the internal audit function and considered the adequacy of management's response to the matters raised, including the implementation of recommendations made by the function. It also reviewed and approved the internal audit plan for the coming year and the level of resources allocated to the internal audit function. The effectiveness of the internal audit function was reviewed based primarily on guidelines issued by the Institute of Internal Auditors. Feedback was obtained from a number of Directors and senior management across the Group by means of formal interview.

The Committee reviewed regular reports on control issues of Group level significance, including details of any remedial action being taken. It considered reports from the internal audit function and PwC on the Group's systems of internal control and reported to the Board on the results of its review. The Committee also received a presentation on Group IT security and control, examined reports detailing the Group's actual or anticipated material litigation, monitored compliance with the Group's policy for the appointment of agents and consultants (which is available on GKN's website), and reviewed the Directors' and Company Secretary's expenses.

Whistleblowing
To support the Group's Employee Disclosure Procedures Policy (which is available on GKN's website), GKN operates international whistleblowing hotlines. Run by external and independent third parties, the hotlines facilitate the arrangements whereby employees can make (on an anonymous basis if preferred) confidential disclosures about suspected impropriety and wrongdoing. Any matters so reported are investigated and escalated to the Audit Committee as appropriate. Statistics on the volume and general nature of all disclosures made are reported to the Committee on an annual basis.

Effectiveness
During the year the Committee undertook a formal review of its own effectiveness. Further details on the process can be found on page 55.

On behalf of the Committee



John Sheldrick
Chairman of the Audit Committee
25 February 2009

Directors' Remuneration Report

Role of the Remuneration Committee

The Remuneration Committee is responsible for formulating the Group's policy for the remuneration of the executive Directors of GKN plc. The Committee reviews the policy annually and recommends any changes to the Board for formal approval.

Within the framework of the agreed policy, the Committee determines the detailed terms of service of the executive Directors, including basic salary, incentives and benefits, and the terms upon which their service may be terminated. The Committee also determines the fees of the Chairman and is responsible for monitoring the level and structure of remuneration of the most senior executives immediately below Board level.

The Committee is responsible for appointing external independent consultants to advise on executive remuneration matters. Hewitt New Bridge Street (HNBS) has been retained by the Committee since 2006 to provide advice on executive Directors' remuneration and incentive arrangements for senior executives below Board level. It also continued, during 2008, to provide the total shareholder return monitoring service in connection with the Group's long term incentive plan and executive share option scheme, a role it has performed for the Group since 2004. In retaining HNBS in 2008, the Committee ensured there was adequate independence and no conflict of interest between the advice it would be seeking and the work performed elsewhere within the Group by employees of HNBS. HNBS did not provide any other services direct to the Group during the year. Arrangements with external consultants will be reviewed during 2009.

The Committee also receives input from the Chief Executive when considering the remuneration of other executive Directors.

The Committee consists entirely of independent non-executive Directors and presently comprises Sir Peter Williams (Chairman since 1 January 2006), Helmut Mamsch, Sir Christopher Meyer and John Sheldrick, all of whom served on the Committee throughout 2008, together with Richard Parry-Jones who became a member of the Committee on his appointment to the Board on 1 March 2008. Their biographical details are set out on pages 50 and 51. The Company Secretary acts as secretary to the Committee.

The Committee met on 10 occasions in 2008 to consider a range of issues including:

- proposed changes to long term incentive arrangements;
- a review of the remuneration of the executive Directors and Company Secretary;
- proposals for and payments under the short term variable remuneration scheme;
- a review of the remuneration of senior executives immediately below Board level; and
- confirmation of the release of long term incentive awards in respect of which the performance conditions had been met.

Members' attendance at meetings of the Committee in 2008 is set out in the table on page 57.

The Committee has written terms of reference that outline its authority and responsibilities; these are available upon request and on GKN's website. The terms, which are reviewed annually under the Board's performance evaluation procedures described on page 55, comply with the best practice provisions of the Combined Code on Corporate Governance. (The Board's statement of overall compliance with the Combined Code is given on page 58.)

Remuneration policy

GKN's remuneration policy for executive Directors is designed to attract, retain and motivate executives of the high calibre required to ensure that the Group is managed successfully to the benefit of shareholders. To achieve this, an internationally competitive package of incentives and rewards linked to performance is provided.

In setting remuneration levels the Committee takes into consideration the remuneration practices found in other multinational companies and also ensures that the remuneration arrangements for executive Directors are compatible with those for executives throughout the Group. It also considers the most recent pay awards in the Group generally when reviewing the basic salaries of the executive Directors.

The remuneration of the executive Directors comprises:

- basic salary and benefits in kind set at competitive levels;
- short term variable remuneration dependent upon the achievement of performance targets; and
- longer term rewards including retirement benefits and performance-related long term incentives.

On the basis of the expected value of long term incentives and achievement of on target performance for the purposes of the short term variable remuneration scheme, the total annual remuneration (excluding pension benefits) of each executive Director under the Group's remuneration policy is weighted between performance-related and non performance-related elements, valued as at the time of award of long term incentives, at around 60% and 40% respectively. The Committee believes that these proportions represent an appropriate balance between certainty of income and incentive-based remuneration linked to the achievement of GKN's operational and strategic objectives.

For regulatory reasons, the Company was in a prohibited period for share dealing from 1 January until 27 October 2008 during which time it was unable, under the rules of the long term incentive schemes, to make any awards. In view of the fact that almost one-third of the measurement period had elapsed, it was deemed inappropriate to make long term incentive awards so late in the year and no awards were, therefore, made in 2008. As a result, the balance between performance-related and non performance-related elements of executive Directors' remuneration in 2008 was 20% and 80% respectively. It is intended to revert to the established policy in 2009.

The remuneration policy for the Chairman and the other non-executive Directors is for recompense by way of fees at levels commensurate with those paid by other UK listed companies of comparable size and complexity. Such fees may include additional payments in respect of the chairmanship of Board Committees to reflect the significant extra responsibilities attached to these positions. The fees of the non-executive Directors (other than the Chairman), together with any additional fees payable to the chairmen of Board Committees, are determined by the Board following recommendation from the Chairman and Chief Executive and are set at a level that the Board believes will attract individuals with the necessary experience and ability to make a substantial contribution to the Group's affairs.

Basic salary and benefits in kind

The basic salary of executive Directors is based on a number of factors including market rates together with the individual's experience, responsibilities and performance. The Remuneration Committee's objective is to maintain salaries at around the median level of the relevant employment market and it reviews annually benchmark data provided to it by external consultants. The Committee has reviewed the performance of the Directors and believes payment of salaries in accordance with this policy to be entirely justified.

Individual salaries of executive Directors are reviewed annually by the Committee, taking into account circumstances prevailing at the time including the level of Group profitability and prevailing market conditions, with any increase usually being effective from 1 July. Following the most recent review, the basic salaries payable in respect of executive Directors as at 31 December 2008 were: Sir Kevin Smith £747,579; Marcus Bryson £375,000; Andrew Reynolds Smith £400,000; William C Seeger £400,000; Nigel Stein £487,500. Sir Kevin Smith's salary remained unchanged from the 2007 level following his decision not to take an increase in 2008. In the light of prevailing conditions in the Group's markets and their likely impact on Group profitability, Sir Kevin Smith and Nigel Stein have elected to waive 20% of their basic salary entitlement for the year commencing 1 January 2009. Andrew Reynolds Smith has elected to waive 15% of his basic salary entitlement for the same period. The average basic salary of those executives in the most senior executive grade below Board level whose remuneration is monitored by the Remuneration Committee was £244,639 as at 31 December 2008 (all non-sterling amounts have been translated into sterling at the year end exchange rate for this purpose).

Benefits in kind comprise principally car and healthcare benefits. The level of benefits provided to executive Directors is consistent with that provided by other major companies. These benefits do not form part of pensionable earnings. In addition, under the terms of William C Seeger's service agreement, under which he was required during 2008 to relocate to the UK, he received reimbursement of temporary living costs and was entitled to reasonable relocation expenses. Due to the complicated interaction between the UK and the US tax regimes, tax and social security equalisation is applied to Mr Seeger's remuneration. Additional taxes which arise in excess of the monthly contribution deducted from Mr Seeger are settled by the Company in order to ensure Mr Seeger is not disadvantaged by his global tax position.

Performance-related short term variable remuneration

Payments may be made annually to reward the achievement of short term operational targets relevant to GKN's long term strategic objectives. These targets will typically relate to a combination of corporate and, where appropriate, individual portfolio profit and cash flow performance and performance against strategic plan. In 2008, there was an additional target relating to Lean Enterprise deployment (except for the Chief Executive) and an increased cash target. Achievement of on target profit performance and the achievement of all other objectives would result in payments of approximately 78% of an executive Director's salary (approximately 76% for the Chief Executive) and payments are normally capped at around 110% of salary.

The Remuneration Committee has discretion to alter targets to reflect changed circumstances such as material changes in accounting standards or changes in the structure of the Group. It may also make discretionary payments in respect of exceptional performance. Payments to Directors are based upon a percentage of basic salary received during the year and do not form part of pensionable earnings.

Long term incentive arrangements

The Remuneration Committee believes that performance-related long term incentives which closely align executive rewards with shareholders' interests are an important component of overall executive remuneration arrangements. The structure of the Company's performance-related long term incentives is considered annually as part of the award process and in 2008 amendments were made to elements of GKN's current long term incentive arrangements for executive Directors and other senior executives — the GKN Long Term Incentive Plan and the GKN Executive Share Option Scheme (described below).

Award levels under each of the GKN Long Term Incentive Plan and the GKN Executive Share Option Scheme are set such that the combined rewards available to an individual Director, assuming full vesting, are no greater than they would have been had the Group's long term incentive arrangements comprised only a single element. The combined maximum potential annual award under both elements of the long term incentive arrangements is 250% of basic salary, or such higher overall percentage which may be applied where necessary specifically to recruit or retain an individual.

There are no provisions under the rules of either the GKN Long Term Incentive Plan or the GKN Executive Share Option Scheme for the automatic release of unvested awards on a change of control of GKN plc.

GKN Long Term Incentive Plan (LTIP)

In summary, each executive Director may be awarded annually a right to receive GKN plc ordinary shares (GKN shares) up to a maximum value of 150% of basic salary. The value of shares for this purpose is calculated by reference to the average of the daily closing prices of GKN shares during the preceding year. As stated on page 61, no LTIP awards were made in 2008.

The number of shares that the Director will ultimately receive will depend on the Group's performance during the three years commencing on 1 January in the year of award and on satisfaction of a personal shareholding requirement (see page 66).

Following shareholder approval at the 2008 Annual General Meeting, a new performance condition was introduced, replacing relative total shareholder return (TSR). (The new performance condition, which applies to any awards granted after the 2008 AGM, is based on compound annual growth in earnings per share (normalised for tax, exceptional items and volatile IFRS charges or credits) (EPS).) The maximum potential annual award when combined with awards under the GKN Executive Share Option Scheme (ESOS) (described below) remains limited to 250% of total face value of salary. Vesting occurs at a threshold of 6% compound annual EPS growth, at which level 30% of the award vests, and continues on a straight line basis to 12% compound annual EPS growth at which point 100% of the award vests. There is no provision for the retesting of awards under the LTIP.

The Committee considers that an EPS performance condition provides a true measure of the underlying profitability of a company, reflecting more directly management effort and performance, and is a prime factor that investors take into account when assessing their investment decisions; compound annual growth in EPS of between 6% and 12% is a stretching target of relevance to shareholders. When coupled with the TSR-based performance condition under the ESOS, the Committee believes that the incentives available provide a meaningful incentive package for the motivation and retention of executive Directors which is linked directly to shareholders' interests.

For awards made between 2004 and 2007, the comparator group comprises a tailored peer group representing GKN's major competitors and customers worldwide. (Where a comparator company's shares are listed on an overseas market, the TSR of that company is calculated in local currency. The Committee believes this method of measurement provides a true indication of a company's performance, without potential distortions brought about by windfall movements in currency.)

The companies making up the comparator groups for the awards granted between 2004 and 2007 are as follows:

Automotive companies					
Magna International Inc	Canada	NGK Spark Plug Co Ltd	Japan	Autoliv Inc‡	USA
Torch Investment Co Ltd§	China	NTN Corporation‡	Japan	Borg Warner Inc	USA
Faurecia SA	France	Toyota Motor Corporation	Japan	Dana Corporation†	USA
Valeo SA	France	Haldex AB‡	Sweden	Delphi Corporation†	USA
BMW AG‡	Germany	Scania AB	Sweden	Eaton Corporation‡	USA
Continental AG‡	Germany	Mayflower Corporation plc*	UK	Ford Motor Company	USA
DaimlerChrysler AG	Germany	Tomkins plc	UK	General Motors Corporation	USA
Volkswagen AG	Germany	Wagon plc†	UK	Johnson Controls Inc	USA
Fiat SpA	Italy	American Axle & Manufacturing Inc	USA	TRW Automotive Holdings Corporation‡	USA
Denso Corporation	Japan	ArvinMeritor Inc	USA	Visteon Corporation	USA
Aerospace companies					
Bombardier Inc	Canada	Meggitt plc	UK	Goodrich Corporation	USA
Zodiac SA	France	Rolls-Royce plc	UK	Lockheed Martin Corporation	USA
Finmeccanica SpA	Italy	Smiths Group plc	UK	Raytheon Company	USA
BAE Systems plc	UK	Boeing Company, The	USA	United Technologies Corporation	USA
Cobham plc	UK	General Dynamics Corporation	USA		

* 2004 comparator group only
† 2004 and 2005 comparator groups only
§ 2004, 2005 and 2006 comparator groups only
‡ 2006 and 2007 comparator groups only

For awards subject to the TSR performance criterion (the 'pre 2008 awards'):

- 100% vests if TSR ranks in upper quartile of comparator group at the end of the performance period
- 30% vests if TSR ranks at median level
- 0% vests if TSR ranks below median level
- Award vests on straight line basis for intermediate rankings between median and upper quartile.

For awards subject to the EPS performance criterion (the 'post 2008 awards'):

- 100% will vest if compound EPS growth is 12% or more at the end of the performance period
- 30% will vest if EPS growth is 6%
- 0% will vest if EPS growth is less than 6%
- Award will vest on straight line basis for EPS growth between 6% and 12%.

Following vesting, awards are not released to the Director for at least one further year other than in the specific circumstances set out in the rules of the LTIP. Dividends are treated as having accrued from the beginning of the third year of the performance period on any shares that vest and the equivalent cash amount will be paid to the Director on release of such shares.

GKN obtains the required TSR data and ranking information from HNBS to ensure that the comparative performance is independently verified. However, irrespective of GKN's TSR, or for post 2008 awards its EPS performance, before any shares become eligible for release the Remuneration Committee must be satisfied that this is justified by the underlying financial performance of the Group over the measurement period.

GKN LTIP vesting scale


100
80
60
40
20
Award vesting level %
0
45
50
55
60
65
70
75
100
0
GKN TSR percentile
2004 to 2007 awards

GKN LTIP vesting scale


100
80
60
40
20
Award vesting level %
0
4
6
8
10
12
14
0
GKN EPS growth %
post 2008 awards

Directors' Remuneration Report
continued

GKN Executive Share Option Scheme (ESOS)
Under the ESOS each executive Director may be awarded annually an option to subscribe for a number of GKN shares. The Remuneration Committee decides the level of awards in each year. For awards from 2004 onwards, annual award levels are not specifically capped under the ESOS, but when combined with awards under the LTIP (which are capped at 150% of basic salary) they cannot exceed 250% of basic salary, except where necessary specifically to recruit or retain an individual. As stated on page 61, no ESOS awards were made in 2008.

The number of shares that a Director can ultimately acquire upon exercise of the option is dependent upon satisfaction of a performance condition and a personal shareholding requirement (see page 66) set by the Remuneration Committee before an option is granted. Performance for awards granted between 2004 and 2007 is measured by comparing the TSR from GKN shares with the TSR from shares of companies in a comparator group comprising the constituents of the FTSE 350 Index at the start of a three year measurement period commencing on 1 January in the year of award. The Remuneration Committee believes the FTSE 350 Index to be appropriate as it is a broadly based index which contains more manufacturing and engineering companies than the FTSE 100 Index. Following revisions to the ESOS in 2008, the percentage of shares under option which could be acquired by the Director if GKN ranks at the median level in the comparator group was reduced from 50% to 35%. No shares are receivable for below median TSR performance. 100% of the shares can only be acquired if GKN ranks in the upper quartile of the comparator group, with a straight line sliding scale for rankings between median and upper quartile. No retesting of the performance condition after the end of the measurement period is permitted.


GKN ESOS vesting scale
100
80
60
40
20
0
Award vesting level %
0 45 50 55 60 65 70 75 100
GKN TSR percentile
— 2004 to 2007 awards
post 2008 awards

The TSR information is obtained from HNBS to ensure that the performance is independently verified. In addition, notwithstanding GKN's TSR, the Remuneration Committee must be satisfied that the vesting of an option is justified by the underlying financial performance of the Group over the measurement period.

For options granted in 2002 and 2003, the performance condition is linked to the increase in GKN's earnings per share* over the three years commencing on 1 January in the year of award. 50% of the shares can be acquired if the increase over this period is not less than the increase in the Retail Prices Index (RPI) plus 9%. The remaining 50% can only be acquired in full if such increase is RPI plus 15% (with a straight line sliding scale for increases between RPI plus 9% and RPI plus 15%). If the performance condition is not satisfied in full after the first three year period, so that less than 100% of the shares under option can be acquired, the performance condition will be reassessed each year up to six years from the date of grant (the RPI plus 9% will be increased by 3% for each year beyond the third year, and the RPI plus 15% will be increased by 5% for each year beyond the third year). At the end of the six year period, any unvested options will lapse. The awards granted in 2002 underwent final retesting in 2008, achieving partial vesting at 60% with the balance of the award lapsing. The awards granted in 2003 also underwent retesting during the year, achieving partial vesting of 80%. The balance of the 2003 award was subject to a final retest in early 2009 (in relation to 2008 earnings per share) and has lapsed. As stated above, there is no such retesting of awards made from 2004 onwards.

Options granted under the ESOS are normally exercisable between the third and tenth anniversary of the date of grant. The exercise price is fixed at the market price of GKN's shares at the time of grant.

Retirement benefits
Prior to 6 April 2006, certain executive Directors were subject to the UK restrictions on pensionable earnings in the Finance Act 1989 (the earnings cap). Retirement provision is secured by the Company by supplementary cash allowances paid to each Director or, in certain cases, dependent in part upon the individual's salary level at commencement of employment, by membership of the executive section of the GKN Group Pension Scheme, which is a defined benefit scheme, and a supplementary allowance. The retirement provisions are made in order to assist each Director towards securing overall retirement benefits comparable in value with those available under the pension scheme had it not been for the operation of the earnings cap (some members have specific individual earnings caps).

GKN's defined benefit pension scheme provides Directors with a pension of up to two-thirds of basic annual salary (up to their earnings cap) on retirement at age 60 after 20 or more years' service and proportionately less for shorter service or for retirement before pension age. An employee contribution of 7.9% of salary up to their earnings cap is required under the scheme.

Executive Directors with non-UK employment contracts typically receive retirement benefits consistent with local practice. In particular, in accordance with standard practice in the US, GKN makes a total contribution equivalent to 11% of William C Seeger's basic salary and annual performance-related short term variable remuneration to his qualified and non-qualified defined contribution pension arrangement. The amount contributed by GKN is deducted from the supplementary allowance that would otherwise have been payable to him (a maximum of 40% of salary).

* Calculated in accordance with International Accounting Standard 33, adjusted to exclude individually significant charges and credits (including, but not limited to, major restructuring and impairment costs and charges, amortisation of non-operating intangible assets arising on business combinations, profits or losses on sale or closure of businesses and the change in value of derivative and other financial instruments) as disclosed in the Group's financial statements and the tax thereon.

The arrangements for providing retirement benefits to executive Directors and other senior executives were reviewed in the light of changes in the taxation of pensions introduced by the Government from April 2006. For those previously affected by the limit on annual pensionable earnings, a notional limit has been maintained beyond April 2006 so that, overall, the existing pension and salary supplement arrangements are broadly unchanged (for some members a specific individual earnings cap has been introduced). No compensation is offered for any additional tax suffered by the individual in the event that the value of their pension exceeds the new Lifetime Allowance.

From 1 September 2007 the GKN Group Pension Scheme adopted a Career Average Revalued Earnings (CARE) approach rather than a Final Salary basis. However, as earnings are capped and all the Directors can complete more than 20 years' service, this will have no impact on the retirement benefit for these individuals.

Service agreements

The Board's current policy is that, unless local employment practice requires otherwise, the service agreements of its executive Directors will be terminable by the employing company on one year's notice. William C Seeger has a US service agreement, also terminable by the employing company on one year's notice, which terminates, in any event, on 31 December 2016 (unless extended by prior agreement with Mr Seeger).

There is no contractual provision for predetermined compensation payable upon early termination of an executive Director's service agreement, other than in the event of early termination following a change of control of GKN plc. In the event of such an early termination (other than on a change of control) the Remuneration Committee would apply the principles of the severance policy adopted by the Board. Under this policy, which may be varied in individual cases, an immediate lump sum severance payment will be made to the Director equivalent to one year's basic salary plus one year's pension contributions. Consideration would be given to the inclusion in the severance payment of additional elements relating to short term variable remuneration and major benefits in kind. However, such additional elements will not normally be included where the severance is as a result of underperformance. Consideration would also be given to making the severance payment in 12 equal instalments which will only be paid to the extent that the Director has not been able to mitigate his loss by the date of the relevant payment.

In the event of the service agreement coming to an end by mutual consent, the Remuneration Committee will approve such termination arrangements as are appropriate in the particular circumstances.

If, in breach of its terms, termination of a Director's service agreement occurs on less than due notice within 12 months following a change in control of GKN plc, a predetermined amount is payable to the Director equivalent to one year's basic salary, pension contributions, benefits in kind and loss of entitlements under performance-related short term remuneration arrangements. No right to such a payment arises simply by virtue of a change in control.

An enhancement to the pension rights of an executive Director upon early retirement will only be considered in exceptional cases and a full costing would be provided to the Remuneration Committee at the time of its deliberations. In any event, such enhancement would not be considered unless objectives set for the Director had been met or it was otherwise merited in the opinion of the Remuneration Committee.

It is also the Board's policy that, at the time of consideration of a proposed appointment of an executive Director, the Remuneration Committee will take into account the likely cost of severance in determining the appropriateness of the proposed terms of appointment. In accordance with the relevant provisions of the Companies Act 2006, no payment will be made to a Director for loss of office or employment with the Company in excess of the Director's contractual obligations without the prior approval of shareholders in general meeting.

External appointments

The Board recognises the benefit which GKN can obtain if executive Directors of GKN serve as non-executive directors of other companies. Subject to review in each case, the Board's general policy is that each executive Director may accept one non-executive directorship with another company (but not the chairmanship of a FTSE 100 company) from which the Director may retain the fees.

Nigel Stein is a non-executive director of Wolseley plc. He retains the fee payable in respect of this appointment (currently £60,000 per annum).

Terms of appointment of Chairman and non-executive Directors

The terms of service of the Chairman and other non-executive Directors are contained in letters of appointment.

Roy Brown became Chairman in May 2004 for an initial period of three years terminable at any time upon 12 months' notice by either party. In May 2007, by resolution of the Board, his term was extended until 20 May 2010. The current policy for other non-executive Directors is to serve on the Board for nine years with interim renewals after three and six years, subject to mutual agreement and annual performance reviews. Neither the Chairman nor the other non-executive Directors participate in the Group's short term variable remuneration or long term incentive arrangements or in its pension scheme, nor do they receive benefits in kind.

The fees received by the Chairman are determined by the Remuneration Committee, with the fees received by each of the remaining non-executive Directors being determined by the Board upon the recommendation of the Chairman and the Chief Executive. The non-executive Directors do not participate in the Board's determinations on this matter. Current fees are as follows:

Position	Fee £000
Chairman	300
Non-executive Director[a]	50
Senior Independent Director	5
Audit Committee Chairman[b]	11
Remuneration Committee Chairman[c]	10

(a) Increased from £45,000 with effect from 1 January 2008.

(b) Increased from £9,000 with effect from 1 January 2008.

(c) Increased from £8,000 with effect from 1 January 2008.

In the light of prevailing conditions in the Group's markets and their likely impact on Group profitability, Roy Brown, Chairman, has elected to waive 10% of his fee with effect from 1 January 2009 until further notice.

Shareholding requirement

In order to reinforce the alignment of their interests with those of shareholders generally, all Directors are subject to a shareholding requirement.

Under a policy adopted by the Remuneration Committee, executive Directors are required to establish and maintain an investment in GKN shares equivalent to at least 100% of their basic salary. The receipt of any shares by a Director from an award made under the LTIP and ESOS is conditional upon the shareholding requirement being met on the third anniversary of the grant of the award. For these purposes any vested but unexercised rights under the LTIP will be counted as shares.

Each executive Director must acquire the minimum required shareholding by adding to any existing shareholding using performance-related rewards which may be received under the GKN short term variable remuneration and long term incentive arrangements. Until the required shareholding level is reached, an executive Director must apply, in the purchase of GKN shares, 30% of that amount of the gross (i.e. before tax) payment under the short term (annual) variable remuneration scheme which exceeds 50% of the Director's gross basic salary at that time, and must retain such number of shares received under the LTIP and ESOS as represents at least 30% of the gross gain which the Director would have realised on the exercise of such an award had the shares been sold on the day of exercise.

It is the Board's policy that non-executive Directors will normally be expected to acquire a holding of GKN shares of a value equivalent to 30% of one year's basic fee within three years of appointment.

Total shareholder return performance

Schedule 7A to the Companies Act 1985 requires GKN's TSR performance to be displayed in chart form against the TSR of a readily available broad equity market index. The Committee considers that in order to maintain consistency, it continues to be appropriate to show the FTSE 100 Index to fulfil this requirement.

The chart below therefore illustrates the TSR performance (based on an initial investment of £100) of GKN shares over the five year period to the end of 2008 compared to the TSR that would have been obtained over the same period from a hypothetical investment in the companies constituting the FTSE 100 Index.

However, for the purposes of the LTIP and ESOS different comparator companies are used (see pages 62 to 64) and the TSR calculation methodology required is different from that required by the regulations for the broad equity market index graph. We therefore show below GKN's TSR and rank against the TSR of the relevant comparator group, together with the vesting percentage of the awards for the five most recently completed measurement periods as computed under the terms of the LTIP and for the completed measurement periods for the ESOS award based on TSR performance.

Period	TSR %	Percentile ranking in comparator group (rank no.1 = 100)	% of award vested
LTIP[a]			
Jan 2002–Dec 2004	(6.45)	24	0
Jan 2003–Dec 2005	3.59	22	0
Jan 2004–Dec 2006	49.81	37	0
Jan 2005–Dec 2007	70.78	46	0
Jan 2006–Dec 2008	(5.71)	34	0
ESOS[b]			
Jan 2004–Dec 2006	49.81	24	0
Jan 2005–Dec 2007	70.78	47	0
Jan 2006–Dec 2008	(5.71)	30	0

(a) For the measurement periods under the LTIP ending on 31 December 2004 and 2005 the comparator groups were based on the FTSE 100 Index less the telecommunications, media, technology and financial services sectors and comprised 63 and 64 companies (including GKN) respectively. For the measurement periods ending on 31 December 2006, 2007 and 2008, they comprised tailored peer groups of 38, 37 and 41 companies respectively (including GKN), listed on page 63.

(b) The ESOS comparator groups comprised the FTSE 350 Index constituent companies on 1 January in the first year of the relevant measurement period.

The chart below illustrates GKN's TSR compared to the median TSR of the relevant comparator group under the LTIP and ESOS for such periods.


Total shareholder return — £ sterling
GKN and FTSE 100 Index 2003 to 2008
180
160
140
120
100
80
60
40
03
04
05
06
07
08
— FTSE 100 Index TSR
GKN TSR


Total shareholder return — %
GKN and median for comparator group for completed three year measurement periods under the LTIP and ESOS
06 – 08
05 – 07
04 – 06
03 – 05
02 – 04
-20%
0%
20%
40%
60%
80%
100%
LTIP comparator group median TSR
GKN TSR
ESOS comparator group median TSR

Directors' remuneration 2008

With the exception of the dates of the executive Directors' service agreements shown in the table below, note (d) to the table on page 68 and the section headed 'Share interests' on page 71, the information set out on pages 67 to 71 represents the auditable disclosures required by Part 3 of Schedule 7A to the Companies Act 1985.

The remuneration of the executive Directors in 2008, excluding pension benefits and long term incentives, was as follows:

	Date of service agreement	Salary £000	Performance-related £000	Car allowance £000	Other benefits £000	Total 2008 £000	Total 2007 £000
Sir Kevin Smith	24.01.03	748	127	14	5	894[a]	1,430
M J Bryson[b]	01.10.07	337	198	15	26[c]	576[a]	378
A Reynolds Smith[b]	14.11.07	383	98	12	5	498[a]	385
W C Seeger[d]	11.02.08	365	80	11	93	549[a]	227
N M Stein	22.08.01	472	105	12	5	594[a]	890
		2,305	608	64	134	3,111[a]	3,310

(a) Payments of supplementary allowances to certain executive Directors to assist them towards securing retirement benefits are included in the cash allowances for pension benefit purposes disclosed in the second table on page 70. The allowances, detailed below, have therefore been excluded from the total remuneration shown in the table above although they are part of the Directors' aggregate emoluments for the purpose of disclosure under the Companies Act 1985: Sir Kevin Smith £299,031 (2007 – £287,956); M J Bryson £37,320 (2007 – £17,780); A Reynolds Smith £109,920 (2007 – £62,346); W C Seeger £83,382 (2007 – £30,758); N M Stein £145,420 (2007 – £134,004).

(b) Appointed to the Board 1 June 2007.

(c) A total of £21,000 of this amount relates to a subsistence allowance to which Mr Bryson was entitled following the relocation of GKN's operational headquarters. The payment is subject to normal tax and National Insurance deductions.

(d) Appointed to the Board 10 September 2007. Under the terms of his service agreement, Mr Seeger's emoluments are paid semi-monthly in US$, converted at the exchange rate published in the UK Financial Times on the first business day of the relevant month. Mr Seeger is a US national who has relocated to the UK in the role of Finance Director. Additional reimbursement was made by the Company in respect of temporary living costs incurred prior to his relocation. Mr Seeger had full US Federal and State hypothetical tax withholding through the US payroll in 2008. As a result of the complicated interaction of the UK and US tax regimes, an additional payment of £254,682 was made by GKN to the UK and US tax authorities on Mr Seeger's behalf in order to avoid a period of double taxation. All subsequent tax refunds resulting from the tax paid by GKN will be refunded to the Company in due course. A figure of £49,977 is contained within the benefits figure shown, being the best estimate of the amount which is not expected to be refunded based on information available to date.

The 2008 performance-related payments were triggered by the achievement of a number of Group and, where relevant, divisional targets relating to profit before tax, strategy, Lean Enterprise deployment and cash generation which were set in March 2008. The maximum amount that an individual could receive under the profit element was 80% of salary (85% for the Chief Executive). In addition, cash flow targets were set for the Group as a whole and, where appropriate, divisional cash flow targets for end June, September and December. A maximum of 15% of salary could be received under the combined strategy and Lean Enterprise elements (10% for the Chief Executive). Cash flow targets were achieved in part, resulting in payments of between 7% and 15% of salary. In relation to profit, only the Aerospace division achieved a level of performance that resulted in a payment (of 26% of salary) to its Chief Executive, Marcus Bryson. In relation to strategy performance, achievements resulted in payments of 10% of salary and in relation to Lean Enterprise achievements resulted in payments of 5% of salary. Actual total payments to executive Directors under the 2008 short term variable remuneration scheme varied between 17% and 56% of salary.

The remuneration of the non-executive Directors in 2008 was as follows:

	Total 2008 £000	Total 2007 £000
R D Brown	300	270
Sir Ian Gibson	—	50
H C-J Mamsch	50	45
Sir Christopher Meyer	50	45
R Parry-Jones[a]	42	—
J N Sheldrick	61	54
Sir Peter Williams	65	53
	568	517

(a) Appointed 1 March 2008.

Directors' aggregate emoluments for 2008 amounted to £4.4 million (2007 – £4.4 million).

Awards over GKN shares under the LTIP held by the executive Directors at 31 December 2008 and 1 January 2008, together with awards made and lapsed during the period, were as follows:

	Awards held 31 December 2008	Awards made	Awards lapsed	Awards held 1 January 2008
Sir Kevin Smith	**481,360**	–	215,720	697,080
M J Bryson	**83,889**	–	–	83,889
A Reynolds Smith	**105,777**	–	–	105,777
W C Seeger	**54,410**	–	–	54,410
N M Stein	**286,883**	–	123,800	410,683

(a) Since 31 December 2008, the following rights to GKN shares in respect of awards granted in relation to the measurement period 2006 to 2008 have lapsed: Sir Kevin Smith 247,560 shares; M J Bryson 63,370 shares; A Reynolds Smith 80,268 shares; W C Seeger 54,410 shares; N M Stein 147,542 shares. The measurement period in relation to the outstanding awards ends on 31 December 2009.

(b) During 2008, no awards vested and no shares were released to Directors.

Options over GKN shares granted under the ESOS and the Save As You Earn (SAYE) share option scheme and held by the executive Directors at 31 December 2008 and 1 January 2008 were as follows:

		Exercisable[(a)]		Shares under option 31 December	Exercise	2008			Shares under option 1 January
	Scheme	From	To	2008	Price	Granted	Exercised	Lapsed	2008
Sir Kevin Smith	ESOS	15.03.05	14.03.12	**99,350**	308p	–	–	66,234	165,584
	ESOS	19.03.06	18.03.13	**793,468**	163.05p	–	–	–	793,468
	ESOS	05.04.08	04.04.15	**–**	253.5p	–	–	300,062	300,062
	ESOS	11.04.09	10.04.16	**236,816**	334.05p	–	–	–	236,816
	ESOS	02.04.10	01.04.17	**218,417**	380.3p	–	–	–	218,417
M J Bryson	ESOS	15.03.05	14.03.12	**15,280**	308p	–	–	10,187	25,467
	ESOS	19.03.06	18.03.13	**38,379**	163.05p	–	–	–	38,379
	ESOS	05.04.08	04.04.15	**–**	253.5p	–	–	38,793	38,793
	ESOS	11.04.09	10.04.16	**33,677**	334.05p	–	–	–	33,677
A Reynolds Smith	ESOS	15.03.05	14.03.12	**22,920**	308p	–	–	15,280	38,200
	ESOS	19.03.06	18.03.13	**73,482**	163.05p	–	–	–	73,482
	ESOS	05.04.08	04.04.15	**–**	253.5p	–	–	38,793	38,793
	ESOS	11.04.09	10.04.16	**42,658**	334.05p	–	–	–	42,658
	SAYE[(b)]	01.12.07	31.05.08	**–**	230p	–	7,141	–	7,141
W C Seeger	ESOS	05.04.08	04.04.15	**–**	254.75p	–	–	52,322	52,322
	ESOS	11.04.09	10.04.16	**43,378**	334.05p	–	–	–	43,378
N M Stein	ESOS	15.03.05	14.03.12	**87,661**	308p	–	–	58,442	146,103
	ESOS	19.03.06	18.03.13	**303,587**	163.05p	–	–	–	303,587
	ESOS	05.04.08	04.04.15	**–**	253.5p	–	–	172,209	172,209
	ESOS	11.04.09	10.04.16	**141,138**	334.05p	–	–	–	141,138
	ESOS	02.04.10	01.04.17	**130,173**	380.3p	–	–	–	130,173

(a) Represents the earliest exercise date (assuming satisfaction of relevant performance criteria and personal shareholding requirements) and latest expiry date of options held by the Director during the year.

(b) The SAYE share option scheme is open to all UK subsidiary employees with six months' service or more. Participants save a regular monthly sum of up to £250 for three years (or five years for options granted prior to 2003) and can use these savings and any bonus payable under the scheme to exercise the options. For options granted prior to 2003, the exercise price was set at the maximum discount permitted by the Finance Act 1989 of 20% below the market price before the start of the savings period. For options granted in 2003 this discount was reduced to 10% (no SAYE share options have been granted since 2003).

(c) The closing mid-market price of GKN shares on the London Stock Exchange on 31 December 2008 was 97p and the price range during the year was 66.75p to 320.75p.

(d) At 31 December 2008, the total number of GKN shares which had been issued on the exercise of options granted by the Company or were the subject of such options remaining outstanding under the ESOS and the SAYE share option scheme was 7.0 million and 6.8 million respectively. This represents approximately 0.9% of the issued share capital of the Company at that date in respect of discretionary (i.e. executive) schemes and 1.9% of the issued share capital of the Company at that date in respect of all (i.e. both executive and all-employee) schemes.

Details of the options over GKN shares exercised by Directors during 2008 are shown below:

	Shares issued on exercise	Date of grant	Exercise price per share	Price on date of exercise[a]	Shares retained on exercise
A Reynolds Smith	7,141[b]	19.09.02	230p	303.5p	7,141

(a) The closing mid-market price per share on date of exercise.

(b) Option granted under the GKN SAYE Share Option Scheme 2001.

(c) The aggregate of the theoretical gain made by Mr Reynolds Smith on the exercise of awards during the year was £5,249 (2007 – nil). This is calculated by reference to the difference between the closing mid-market price of the shares on the date of exercise and the exercise price of the options, disregarding whether such shares were sold or retained on exercise, and is stated before tax.

Since 31 December 2008, the following number of shares the subject of ESOS awards granted in relation to the measurement period 2003 to 2005 have lapsed:

	Lapsed
Sir Kevin Smith	158,694
M J Bryson	7,676
A Reynolds Smith	14,697
N M Stein	60,718

Since 31 December 2008, the following ESOS awards granted in relation to the measurement period 2006 to 2008 have lapsed:

	Lapsed
Sir Kevin Smith	236,816
M J Bryson	33,677
A Reynolds Smith	42,658
W C Seeger	43,378
N M Stein	141,138

Interests in GKN shares held by the executive Directors through Company-matched shares under the GKN Bonus Co-Investment Plan (BCIP) as at 31 December 2008 and 1 January 2008, together with awards released during the year, are given in the table below. Directors are prohibited from participating in the BCIP; awards detailed below were granted prior to the relevant individual's appointment as a Director of the Company.

Under the BCIP, participants could elect in 2005 to invest up to 10% of their maximum gross bonus opportunity for the prior year in GKN shares ('investment shares'). GKN granted matching shares on a three and a half for one basis (i.e. seven matching shares for every two investment shares purchased) which were released to participants who continued to hold the investment shares and remained an employee of the GKN Group on the third anniversary of the date of grant. An additional condition applied to a one for one proportion of the match which required a Group OPIC (operating profit before exceptional items (as defined for internal reporting purposes) after the application of a notional investment charge) performance condition to be achieved before the relevant matching shares could be released. This condition was satisfied. Directors had a beneficial interest in their matching shares during the three year forfeiture period. No awards have been made under the BCIP since 2005.

	Interests held at 31 December 2008	Awards released[a]	Awards made	Interests held at 1 January 2008
Sir Kevin Smith	–	–	–	–
M J Bryson	–	20,660	–	20,660
A Reynolds Smith	–	33,890	–	33,890
W C Seeger	–	23,534	–	23,534
N M Stein	–	–	–	–

(a) The closing mid-market price on the date of release of the shares comprising the awards was 104p.

Directors' Remuneration Report
continued

Awards held by the executive Directors under the GKN Profit Growth Incentive Plan (PGIP) as at 31 December 2008 and 1 January 2008 are given in the table below. Directors are prohibited from participating in the PGIP; awards detailed below were granted prior to the relevant individual's appointment as a Director of the Company.

Under the PGIP, the shares which are the subject of the awards are capable of release dependent on the extent to which profit growth targets are satisfied by the Company over a three year performance period which commenced on 1 January 2007; the Company's reported profit for 2006 forms the baseline for this performance measure.

The number of shares stated below will be released following the performance period if the minimum targeted compound annual profit growth (6%) is achieved. A maximum of twice the amount of shares will be released on achievement of the maximum profit target (12%), with 1.5 times the number of shares vesting if 9% profit growth is achieved. No shares will be released and the awards will lapse if the minimum profit target is not achieved. Release is also conditional upon the satisfaction of a personal shareholding requirement.

	Interests held at 31 December 2008	Interests held at 1 January 2008
Sir Kevin Smith	–	–
M J Bryson	20,383	20,383
A Reynolds Smith	25,340	25,340
W C Seeger	7,283	7,283
N M Stein	–	–

The exercise of options under the ESOS and SAYE share option scheme will normally be satisfied by the issue of new shares or, alternatively, through the transfer of shares held in treasury. In respect of awards that vest under the LTIP, the BCIP and the PGIP, the Company intends to obtain the relevant number of shares through market purchase up to the date of release of shares which are the subject of awards that vest.

The first table below shows the total amount paid as a money purchase contribution (paid only in respect of those Directors who are not members of GKN's defined benefit pension scheme) and supplementary allowances to all executive Directors under the Group's pension arrangements. The second table below shows pension amounts for those Directors whose pension arrangements are either wholly or partly of the defined benefit type.

	Cash allowances for pension benefit purposes	
	2008 £000	2007 £000
Sir Kevin Smith	299	288
M J Bryson[(a)]	37	18
A Reynolds Smith[(a)]	110	62
W C Seeger[(b)]	146	42
N M Stein	145	134

	Accrued annual pension at 31 December 2008[(c)] £000	Accrued annual pension at 31 December 2007[(c)] £000	Transfer value of accrued annual pension at 31 December 2008 £000	Transfer value of accrued annual pension at 31 December 2007 restated[(f)] £000	Change in transfer value in 2008[(d)] £000	Increase in annual pension in 2008[(e)] £000	Transfer value at 31 December 2008 of increase in annual pension in 2008[(d)] £000
M J Bryson[(a)]	134	121	2,663	2,079	702	12	236
A Reynolds Smith[(a)]	21	17	241	166	83	4	43
N M Stein	53	48	977	752	267	5	96

(a) Appointed to the Board 1 June 2007.

(b) Appointed to the Board 10 September 2007. The difference between the Director's pension cost shown in this table and the supplementary allowance amount disclosed in note (a) on page 67 represents GKN's contribution to the Director's qualified and non-qualified defined pension arrangement (equivalent to 11% of Mr Seeger's gross earnings).

(c) The accrued annual pension includes entitlements earned as an employee prior to becoming a Director as well as for qualifying services after becoming a Director.

(d) Less any contributions made by the Director.

(e) Increase over the year in accrued pension in excess of inflation to which the Director would have been entitled on leaving service.

(f) A transfer value represents the present value of accrued benefits. It does not represent an amount of money which the individual is entitled to receive. The change in transfer value over the year reflects the additional pension earned and the effect of changes in stock market conditions during the year. Transfer values as at 31 December 2007 were calculated in accordance with version 9.2 of Guidance Note 11 prepared by the Institute/Faculty of Actuaries with effect from 30 December 2005. In anticipation of new transfer value legislation which came into effect on 1 October 2008, the assumptions used to calculate transfer values from the GKN Group Pension Scheme were amended by the Trustees with effect from April 2008. The change in assumptions resulted in higher transfer values as at 31 December 2008. As the transfer values as at 31 December 2007 and 31 December 2008 were not directly comparable, the figures for 2007 have been restated. Actual figures for the transfer value of accrued annual pensions at 31 December 2007 were as follows: M J Bryson £1,955,000; A Reynolds Smith £156,000; N M Stein £707,000.

Share interests

The beneficial interests of the Directors, including family interests, in GKN shares at 31 December 2008 and 1 January 2008 were as follows:

	31 December 2008	1 January 2008[a]
R D Brown	26,264	26,264
Sir Kevin Smith	547,456	302,462
M J Bryson	73,512	36,341
H C-J Mamsch	7,500	7,500
Sir Christopher Meyer	3,500	3,500
R Parry-Jones[b]	—	—
A Reynolds Smith	83,238	28,828
W C Seeger	38,626	6,724
J N Sheldrick	5,000	5,000
N M Stein	209,272	125,272
Sir Peter Williams	15,000	10,000

(a) Or, if later, on date of appointment as Director.

(b) Appointed to the Board 1 March 2008.

There were no changes in the Directors' interests in shares or options between 31 December 2008 and 25 February 2009* other than in respect of the lapse of awards under the LTIP and ESOS disclosed on pages 68 and 69.

On behalf of the Board



Sir Peter Williams
Chairman of the Remuneration Committee
25 February 2009

* As at 5 March 2009 there were no changes to the beneficial and non-beneficial interests of the Directors.

Directors' Responsibility Statement

The Directors are responsible for preparing the annual report, the Directors' remuneration report and the Group and Company financial statements in accordance with applicable law and regulations.

Company law requires the Directors to prepare Group and Company financial statements for each financial year. Under that law, the Directors are required to prepare the Group financial statements in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union (EU) and have elected to prepare the Company financial statements in accordance with applicable law and United Kingdom (UK) Accounting Standards (UK Generally Accepted Accounting Practice).

The Group financial statements are required by law and IFRSs as adopted by the EU to present fairly the financial position and performance of the Group; the Companies Act 1985 provides in relation to such financial statements that references in the relevant part of that Act to financial statements giving a true and fair view are references to their achieving a fair presentation. The Company financial statements are required by law to give a true and fair view of the affairs of the Company and of the profit or loss of the Company for that period.

In preparing each of the Group and Company financial statements the Directors are required to:

- select appropriate accounting policies and apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- for the Group financial statements, state whether they have been prepared in accordance with IFRSs as adopted by the EU;
- for the Company financial statements, state whether applicable UK Accounting Standards have been followed, subject to any material departures disclosed and explained in the Company financial statements; and
- prepare the financial statements on a going concern basis unless it is inappropriate to presume that the Group and the Company will continue in business.

The Directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the Group and the Company and which enable them to ensure that the financial statements and the Directors' remuneration report comply with the Companies Act 1985 and, as regards the Group financial statements, Article 4 of the IAS Regulation. They have a general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Company and the Group and to prevent and detect fraud and other irregularities.

The Directors are responsible for the maintenance and integrity of the corporate and financial information included on the Company's website. Legislation in the UK governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

The Directors as at the date of the annual report, whose names and functions are set out on pages 50 and 51, confirm that to the best of their knowledge:

- the Group financial statements, prepared in accordance with IFRSs as adopted by the EU, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and the undertakings included in the consolidation taken as a whole; and
- the management report (which comprises the Directors' report and the business review) includes a fair review of the development and performance of the business and the position of the Company and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face.

Approved by the Board of GKN plc and signed on its behalf by



Roy Brown
Chairman
25 February 2009

Independent Auditors' Report to the Members of GKN plc

We have audited the Group financial statements of GKN plc for the year ended 31 December 2008 which comprise the consolidated income statement, the consolidated balance sheet, the consolidated cash flow statement, the consolidated statement of recognised income and expense and the related notes. These consolidated financial statements have been prepared under the accounting policies set out therein.

We have reported separately on the Company financial statements of GKN plc for the year ended 31 December 2008 and on the information in the Directors' remuneration report that is described as having been audited on page 119.

Respective responsibilities of Directors and auditors

The Directors' responsibilities for preparing the annual report and the Group financial statements in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union are set out in the Directors' responsibility statement on page 72.

Our responsibility is to audit the Group financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland). This report, including the opinion, has been prepared for and only for the Company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the Group financial statements give a true and fair view and whether the Group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation. We also report to you whether in our opinion the information given in the Directors' report is consistent with the Group financial statements. The information given in the Directors' report includes that specific information presented in the Chairman's statement, the Chief Executive's statement and the Business review that is cross referred from the business review section of the Directors' report.

In addition we report to you if, in our opinion, we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors' remuneration and other transactions is not disclosed.

We review whether the corporate governance statement reflects the Company's compliance with the nine provisions of the Combined Code (2006) specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read other information contained in the annual report and consider whether it is consistent with the audited Group financial statements. The other information comprises only the Directors' report, the Chairman's statement, the Chief Executive's statement, the Business review, the corporate governance statement and the other information listed on the contents page of the annual report. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Group financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the Group financial statements. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the Group financial statements, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Group financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the Group financial statements.

Opinion

In our opinion:

- the Group financial statements give a true and fair view, in accordance with IFRSs as adopted by the European Union, of the state of the Group's affairs as at 31 December 2008 and of its loss and cash flows for the year then ended;
- the Group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation; and
- the information given in the Directors' report is consistent with the Group financial statements.



PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
Birmingham
25 February 2009

Consolidated Income Statement

For the year ended 31 December 2008

	Notes	2008 £m	2007 £m
Sales	2	4,376	3,869
Trading profit		201	277
Restructuring and impairment charges		(153)	(31)
Amortisation of non-operating intangible assets arising on business combinations		(10)	(8)
Profits and losses on sale or closures of businesses		—	(7)
Change in value of derivative and other financial instruments		(124)	(10)
Operating profit/(loss)	3	(86)	221
Share of post-tax earnings of joint ventures	13	6	24
Interest payable	4	(66)	(62)
Interest receivable	4	19	19
Other net financing charges	26	(3)	(3)
Net financing costs		(50)	(46)
Profit/(loss) before taxation		(130)	199
Taxation	5	10	(1)
Profit/(loss) from continuing operations		(120)	198
Profit after taxation from discontinued operations	6	13	—
Profit/(loss) after taxation for the year		(107)	198
Profit attributable to minority interests		2	2
Profit/(loss) attributable to equity shareholders		(109)	196
		(107)	198
Earnings per share — p	7		
Continuing operations — basic		(17.3)	27.9
Continuing operations — diluted		(17.3)	27.8
Dividends per share — p	8		
Interim dividend per share		4.5	4.3
Final dividend per share		—	9.2

Consolidated Statement of Recognised Income and Expense

For the year ended 31 December 2008

	Notes	2008 £m	2007 £m
Currency variations		565	66
Derivative financial instruments:			
Net transactional hedging	19	(8)	–
Translational hedging	19	(213)	(28)
Actuarial gains and losses on post-employment obligations:			
Subsidiaries	26	(386)	224
Joint ventures		–	1
Tax on items taken directly to equity	5	(23)	(92)
Net profits/(losses) not recognised in the income statement		(65)	171
Profit/(loss) for the year		(107)	198
Total recognised income and expense for the year	23	(172)	369
Total recognised income and expense for the year attributable to:			
Equity shareholders		(178)	365
Minority interests		6	4
		(172)	369

Consolidated Balance Sheet

At 31 December 2008

	Notes	2008 £m	2007 £m
Assets			
Non-current assets			
Goodwill	11	367	280
Other intangible assets	11	153	136
Property, plant and equipment	12	1,797	1,462
Investments in joint ventures	13	119	100
Other receivables and investments	14	23	22
Deferred tax assets	5	52	56
		2,511	2,056
Current assets			
Inventories	15	718	552
Trade and other receivables	16	645	571
Current tax assets	5	17	2
Derivative financial instruments	20	62	25
Cash and cash equivalents	18	114	282
		1,556	1,432
Total assets		4,067	3,488
Liabilities			
Current liabilities			
Borrowings	18	(97)	(92)
Derivative financial instruments	20	(190)	(30)
Trade and other payables	17	(972)	(837)
Current tax liabilities	5	(115)	(104)
Provisions	21	(49)	(45)
		(1,423)	(1,108)
Non-current liabilities			
Borrowings	18	(725)	(696)
Derivative financial instruments	20	(2)	—
Deferred tax liabilities	5	(63)	(75)
Trade and other payables	17	(38)	(31)
Provisions	21	(54)	(51)
Post-employment obligations	26	(834)	(331)
		(1,716)	(1,184)
Total liabilities		(3,139)	(2,292)
Net assets		928	1,196
Shareholders' equity			
Ordinary share capital	22	372	372
Share premium account		29	29
Retained earnings		290	834
Other reserves		214	(58)
	23	905	1,177
Minority interests — equity	23	23	19
Total equity		928	1,196

The financial statements on pages 74 to 118 were approved by the Board of Directors and authorised for issue on 25 February 2009. They were signed on its behalf by:

Sir Kevin Smith, William C Seeger — Directors

Consolidated Cash Flow Statement

For the year ended 31 December 2008

	Notes	2008 £m	2007 £m
Cash flows from operating activities			
Cash generated from operations	25	328	299
Interest received		18	16
Interest paid		(66)	(60)
Tax paid		(45)	(28)
Dividends received from joint ventures		24	13
		259	240
Cash flows from investing activities			
Purchase of property, plant and equipment		(192)	(172)
Purchase of intangible assets		(13)	(20)
Receipts of government capital grants		1	—
Proceeds from sale of fixed assets		7	21
Acquisition of subsidiaries (net of cash acquired)		(1)	(71)
Proceeds from sale of joint venture — discontinued	6	18	—
Investment in joint ventures		(1)	—
Investment loans and capital contributions		1	7
		(180)	(235)
Cash flows from financing activities			
Net proceeds from ordinary share capital transactions	22	1	5
Net proceeds from borrowing facilities		112	13
Finance lease payments		(9)	(1)
Repayment of borrowings		(33)	(5)
Settlement of forward foreign currency contracts for net investment hedging		(230)	(12)
Dividends paid to shareholders	8	(97)	(91)
Dividends paid to minority interests		(3)	(1)
		(259)	(92)
Currency variations on cash and cash equivalents		24	9
Movement in cash and cash equivalents		(156)	(78)
Cash and cash equivalents at 1 January		250	328
Cash and cash equivalents at 31 December	25	94	250

Notes to the Financial Statements

1 Accounting policies and presentation

The Group's key accounting policies are summarised below.

Basis of preparation and consolidation

The consolidated financial statements (the 'statements') have been prepared in accordance with International Financial Reporting Standards (IFRS) as endorsed and adopted for use by the European Union. These statements have been prepared using all standards and interpretations required for financial periods beginning 1 January 2008. No standards or interpretations have been adopted before the required implementation date.

No new, amended or revised standards were required to be applied to these statements. IFRIC 11 and 14 have been applied to these statements with no impact. IFRIC 12 also became effective but is not relevant.

These statements have been prepared under the historical cost method except where other measurement bases are required to be applied under IFRS as set out below.

Basis of consolidation

The statements incorporate the financial statements of the Company and its subsidiaries (together 'the Group') and the Group's share of the results and equity of its joint ventures.

Subsidiaries are entities over which, either directly or indirectly, the Company has control through the power to govern financial operating policies so as to obtain benefit from their activities. Except as noted below, this power is accompanied by a shareholding of more than 50% of the voting rights. The results of subsidiaries acquired or sold during the year are included in the Group's results from the date of acquisition or up to the date of disposal. All business combinations are accounted for by the purchase method. Assets, liabilities and contingent liabilities acquired in a business combination are measured at fair value.

In a single case the Company indirectly owns 100% of the voting share capital of an entity but is precluded from exercising either control or joint control by a contractual agreement with the United States Department of Defense. In accordance with IAS 27 this entity has been excluded from the consolidation and treated as an investment. Further details are contained in note 14.

Intra-group balances, transactions, income and expenses are eliminated.

Minority interests represent the portion of shareholders' earnings and equity attributable to third party shareholders.

Joint ventures

Joint ventures are entities in which the Group has a long term interest and exercises joint control with its partners over their financial and operating policies. In all cases voting rights are 50% or lower. Investments in joint ventures are accounted for by the equity method. The Group's share of equity includes goodwill arising on acquisition.

The Group's share of profits and losses resulting from transactions between the Group and joint ventures are eliminated.

Foreign currencies

Subsidiaries and joint ventures account in the currency of their primary economic environment of operation, determined having regard to the currency which mainly influences sales revenue and input costs. Transactions are translated at exchange rates approximating to the rate ruling on the date of the transaction except in the case of material transactions where actual spot rate may be used if it more accurately reflects the underlying substance of the transaction. Where practicable, transactions involving foreign currencies are protected by forward contracts. Assets and liabilities in foreign currencies are translated at the exchange rates ruling at the balance sheet date.

Material foreign currency movements arising on the translation of intra-group balances treated as part of the net investment in a subsidiary are recognised through equity. Movements on other intra-group balances are recognised through the income statement.

The Group's presentational currency is sterling. On consolidation, results and cash flows of foreign subsidiaries and joint ventures are translated to sterling at average exchange rates. Assets and liabilities are translated at the exchange rates ruling at the balance sheet date.

Profits and losses on the realisation of currency net investments include the accumulated net exchange differences that have arisen on the retranslation of the currency net investments since 1 January 2004 up to the date of realisation.

Presentation of the income statement

IFRS is not fully prescriptive as to the format of the income statement. Line items and subtotals have been presented on the face of the income statement in addition to those required under IFRS.

Sales shown in the income statement are those of continuing subsidiaries.

Operating profit is profit or loss before discontinued operations, taxation, finance costs and the share of post-tax profit of joint ventures accounted for using the equity method. In order to achieve consistency and comparability between reporting periods, operating profit is analysed to show separately the results of normal trading performance and individually significant charges and credits. Such items arise because of their size or nature and, in 2008, comprise:

- charges relating to the Group-wide restructuring programmes announced in 2004 and 2008;
- the impact of the annual goodwill impairment review;
- asset impairment and restructuring charges which arise from events which are significant to any reportable segment;
- amortisation of the fair value of non-operating intangible assets arising on business combinations;
- profits or losses on businesses sold or closed which do not meet the definition of discontinued operations or which the Group views as capital rather than revenue in nature; and
- changes in the fair value of derivative financial instruments between the opening and closing balance sheets and material currency translation movement arising on intra-group funding transactions.

The Group's post-tax share of joint venture profits is shown as a separate component of profit before tax. Material restructuring and impairment charges are separately identified.

Net finance costs are analysed to show separately interest payable, interest receivable and the net of interest payable on post-employment obligations and the expected return on pension scheme assets.

Revenue recognition
Sales
Revenue from the sale of goods is measured at the fair value of the consideration receivable which generally equates to the invoiced amount, excluding sales taxes and net of allowances for returns, early settlement discounts and rebates.

Invoices for goods are raised when the risks and rewards of ownership have passed which, dependent upon contractual terms, may be at the point of despatch, acceptance by the customer or, in Aerospace, certification by the customer. Revenue from royalties and the rendering of services is not significant.

Certain businesses, principally those in Powder Metallurgy, recognise an element of revenue via a surcharge mechanism. The surcharge invoiced or credited is generally based on prior period movement in raw material price indices applied to current period deliveries. In those instances where recovery of such increases is guaranteed, irrespective of the level of future deliveries, revenue is recognised, or due allowance made, in the same period as the cost movement takes place.

Other income
Interest income is recognised using the effective interest method. Revenue from dividends is not significant.

Sales and other income is recognised in the income statement when it can be reliably measured and its collectability is reasonably assured.

Property, plant and equipment
Property, plant and equipment is stated at cost less accumulated depreciation and impairment charges.

Cost
Cost comprises the purchase price plus costs directly incurred in bringing the asset into use. Where freehold and long leasehold properties were carried at a valuation at 23 March 2000, these values have been retained as book values and therefore deemed cost at the date of the IFRS transition. Borrowing costs are not capitalised.

Where assets are in the course of construction at the balance sheet date they are classified as capital work in progress. Transfers are made to other asset categories when they are available for use.

Depreciation
Depreciation is not provided on freehold land or capital work in progress. In the case of all other categories of property, plant and equipment, depreciation is provided on a straight line basis over the course of the financial year from the date the asset is available for use.

Depreciation is applied to specific classes of asset so as to reduce them to their residual values over their estimated useful lives, which are reviewed annually.

The range of main rates of depreciation used are:

	Years
Freehold buildings	Up to 50
Steel powder production plant	18
General plant, machinery, fixtures and fittings	6 to 15
Computers	3 to 5
Commercial vehicles and cars	4 to 5

1 Accounting policies and presentation *continued*

Property, plant and equipment is reviewed at least annually for indications of impairment. Impairments are charged to the income statement. Similarly, where property, plant and equipment has been impaired and subsequent reviews demonstrate the recoverable value is in excess of the impaired value an impairment reversal is recorded. The amount of the reversal cannot exceed the theoretical net book amount at the date of the reversal had the item not been impaired. Impairment reversals are credited to the income statement against the same line item to which the impairment was previously charged.

Costs attributable to leasehold properties are written off to profit by equal annual instalments over the period of the lease or 50 years, whichever is the shorter.

Leased assets

Operating lease rentals are charged to the income statement as incurred over the lease term. Where fixed assets are financed by leasing arrangements which give rights approximating to ownership, the assets are treated as if they had been purchased and the capital element of the leasing commitment is shown as a finance lease liability. The asset and liability are measured at the fair value of the leased asset or, if lower, the present value of the minimum lease payments, each determined at the inception of the lease. The rentals payable are apportioned between interest, which is charged to the income statement, and capital which reduces the outstanding obligation. The asset is depreciated or amortised in line with similar owned assets.

Discontinued operations

The profit or loss on discontinued operations comprises the trading results up to the date of disposal or discontinuance and the profit or loss on the disposal or closure where businesses are sold or closed by the date on which the financial statements are approved. A discontinued operation is a business or businesses that have either been disposed of or closed or satisfies the criteria to be classified as held for sale and that represents either a material line of business within the Group or within one of its reported segments or a primary geographical area of operation. Where businesses fall to be treated as discontinued in the current year the comparative data is reclassified to reflect those businesses as discontinued.

Financial assets and liabilities

Borrowings are measured initially at fair value which usually equates to proceeds received and includes transaction costs. Borrowings are subsequently measured at amortised cost.

Cash and cash equivalents comprise cash on hand and demand deposits and overdrafts together with highly liquid investments of less than three months maturity. Unless an enforceable right of set-off exists and there is an intention to net settle, the components of cash and cash equivalents are reflected on a gross basis in the balance sheet.

The carrying value of other financial assets and liabilities, including short term receivables and payables, are stated at amortised cost less any impairment provision unless the impact of the time value of money is considered to be material.

Derivative financial instruments

The Group does not trade in derivative financial instruments. Derivative financial instruments including forward foreign exchange contracts are used by the Group to manage its exposure to (i) risk associated with the variability in cash flows in relation to both recognised assets or liabilities or forecast transactions and (ii) changes in the value of the Group's net investment in overseas operations. All derivative financial instruments are measured at the balance sheet date at their fair value.

Where derivative financial instruments are not designated as or not determined to be effective hedges, any gain or loss on remeasurement is taken to the income statement. Where derivative financial instruments are designated as and are effective as cash flow hedges, any gain or loss on remeasurement is held in equity and recycled through the income statement when the designated item is transacted.

Remeasurement gains and losses on derivative financial instruments held as net investment hedges are recognised in equity via the statement of recognised income and expense to the extent it is effective until the instrument and the underlying hedged investment are sold, when the profit or loss arising is recognised in the income statement.

Gains or losses on derivative financial instruments no longer designated as effective hedges are taken directly to the income statement.

Derivatives embedded in non-derivative host contracts are recognised at their fair value when the nature, characteristics and risks of the derivative are not closely related to the host contract. Gains and losses arising on the remeasurement of these embedded derivatives at each balance sheet date are taken to the income statement.

Goodwill
Goodwill consists of the excess of the fair value of the consideration over the fair value of the identifiable intangible and tangible assets net of the fair value of the liabilities including contingencies of businesses acquired at the date of acquisition.

Goodwill in respect of business combinations of subsidiaries is recognised as an intangible asset. Goodwill arising on the acquisition of a joint venture is included in the carrying value of the investment.

Where negative goodwill arises, following reassessment of fair values, it is credited to the income statement in the period in which the acquisition is made.

Goodwill is not amortised but tested at least annually for impairment. Impairments are charged to the income statement. Goodwill is carried at cost less any recognised impairment losses that arise from the annual assessment of its carrying value. To the extent that the carrying value exceeds the recoverable amount, determined as the higher of estimated discounted future net cash flows or recoverable amount on a fair value less cost to sell basis, goodwill is written down to the recoverable amount and an impairment charge is recognised in the income statement.

Other intangible assets
Other intangible assets are stated at cost less accumulated amortisation and impairment charges.

Computer software
Where computer software is not integral to an item of property, plant or equipment its costs are capitalised and categorised as intangible assets. Cost comprises the purchase price plus costs directly incurred in bringing the asset into use. Amortisation is provided on a straight line basis over its economic useful life which is in the range of 3–5 years.

Development costs
Where development expenditure results in a new or substantially improved product or process and it is probable that this expenditure will be recovered it is capitalised. Amortisation is charged from the date the asset is available for use. In Aerospace, amortisation is charged over the asset's life up to maximum of fifteen years either on a straight line basis or, where sufficient contractual terms exist, a unit of production method is applied. In Automotive, amortisation is charged on a straight line basis over the asset's life up to a maximum of seven years.

Capitalised development costs are subject to annual impairment reviews. Impairments are charged to the income statement.

Research expenditure is written off as incurred.

Assets acquired on business combinations — non-operating intangible assets
Non-operating intangible assets are intangible assets that are acquired as a result of a business combination, which arise from contractual or other legal rights and are not transferable or separable. On initial recognition they are measured at fair value. Amortisation is charged on a straight line basis to the income statement over their expected useful lives which are:

		Years
Marketing related assets	— brands and trademarks	30–50
	— agreements not to complete	Life of agreement
Customer related assets		2–15
Technology based assets		5–10

Inventories
Inventories are valued at the lower of cost and estimated net realisable value with due allowance being made for obsolete or slow-moving items. Cost is determined on a first in, first out or weighted average cost basis. Cost includes raw materials, direct labour, other direct costs and the relevant proportion of works overheads assuming normal levels of activity. Net realisable value is the estimated selling price less estimated selling costs and costs to complete.

Taxation
Current and deferred tax are recognised in the income statement unless they relate to items recognised directly in equity when the related tax is also recognised in equity.

Full provision is made for deferred tax on all temporary timing differences resulting from the difference between the carrying value of an asset or liability in the consolidated financial statements and its tax base. The amount of deferred tax reflects the expected manner of realisation or settlement of the carrying amount of the assets and liabilities using tax rates enacted or substantively enacted at the balance sheet date.

Deferred tax assets are reviewed at each balance sheet date and are only recognised to the extent that it is probable that they will be recovered against future taxable profits.

Deferred tax is recognised on the unremitted profits of joint ventures. No deferred tax is recognised on the unremitted profits of overseas branches and subsidiaries except to the extent that it is probable that such earnings will be remitted to the parent in the foreseeable future.

Notes to the Financial Statements

continued

1 Accounting policies and presentation *continued*

Pensions and post-employment benefits

The Group's pension arrangements comprise various defined benefit and defined contribution schemes throughout the world. In the UK and in certain overseas companies pension arrangements are made through externally funded defined benefit schemes, the contributions to which are based on the advice of independent actuaries or in accordance with the rules of the schemes. In other overseas companies funds are retained within the business to provide for retirement obligations.

The Group also operates a number of defined contribution and defined benefit arrangements which provide certain employees with defined post-employment healthcare benefits.

The Group accounts for all post-employment defined benefit schemes through full recognition of the schemes' surpluses or deficits on the balance sheet at the end of each year. Actuarial gains and losses are included in the statement of recognised income and expense. Current and past service costs, curtailments and settlements are recognised within operating profit. Returns on scheme assets and interest on obligations are recognised as a component of other net financing charges.

For defined contribution arrangements the cost charged to the income statement represents the Group's contributions to the relevant schemes in the period in which they fall due.

Share-based payments

Share options granted to employees and share-based arrangements put in place since 7 November 2002 are valued at the date of grant or award using an appropriate option pricing model and are charged to operating profit over the performance or vesting period of the scheme. The annual charge is modified to take account of shares forfeited by employees who leave during the performance or vesting period and, in the case of non-market related performance conditions, where it becomes unlikely the option will vest.

Government grants

Grants receivable from governments or similar bodies are credited to the balance sheet in the period in which the conditions relating to the grant are met. Where they relate to specific assets they are amortised on a straight line basis over the same period as the asset is depreciated. Where they relate to revenue expenditure and/or non-asset criteria they are taken to the income statement to match the period in which the expenditure is incurred and criteria met.

Treasury shares

GKN shares which have been purchased and not cancelled are held as treasury shares and deducted from shareholders' equity.

Dividends

The annual final dividend is not provided for until approved at the annual general meeting whilst interim dividends are charged in the period they are paid.

Standards, revisions and amendments to standards and interpretations issued but not yet applied

The Group does not intend to adopt any standard, revision or amendment before the required implementation date. The following standards and amendments are likely to impact the reporting of the Group's results, assets and liabilities.

IFRS 8 'Operating Segments' was issued in November 2006 and is required to be implemented from 1 January 2009. It requires operating segments to be identified on the basis of internal reports about components of the Group that are regularly reviewed by the Chief Operating Decision Maker, as defined in the standard, to allocate resources to the segments and to assess their performance, and supersedes IAS 14 'Segment Reporting'. The effect of this standard on Group disclosures is still to be fully determined.

IAS 23 (Amendments) 'Borrowing Costs' came into effect on 1 January 2009. The Group will apply this standard prospectively. Currently the Group has no borrowings directly attributable to qualifying assets. In relation to an Aerospace investment programme the Group is currently in discussion with third parties on funding options which may result in borrowing costs, directly attributable to qualifying assets, being capitalised. It is not yet possible to quantify the impact of this.

The following is a summary of relevant revisions and amendments to standards and interpretations which are unlikely to have a material impact on the Group's results, assets or liabilities.

IAS 39 (Amendment) and IFRS 7 (Amendment) regarding reclassification of financial assets.

IAS 1 (Revised) and IAS 1 (Amendment) regarding presentation of financial statements.

IAS 39 (Amendment) regarding eligible hedged items.

IFRS 2 (Amendment) regarding vesting conditions.

IAS 27 (Revised) and IFRS 3 (Revised) regarding non-controlling interests and business combinations.

IAS 36 (Amendment) regarding disclosure of calculation of fair value less costs to sell.

IFRS 5 (Amendment) regarding disclosure of assets and liabilities when there is a partial loss of control.

IAS 38 (Amendments) regarding methods of amortisation and recognition of prepaid goods and services.

IAS 19 (Amendment) regarding difference between past service cost and curtailment, definition of return on plan assets and long and short term employee benefits.

IFRIC 16 'Hedges of a net investment in a foreign operation'.

IAS 31 (Amendment) regarding joint ventures accounted for in accordance with IAS 39.

IAS 20 (Amendment) regarding the benefit of a below-market rate government loan.

There are a number of standards, amendments to standards and interpretations that are not relevant to the Group which have therefore not been listed above.

Significant judgements, key assumptions and estimates
The Group's significant accounting policies are set out above. The preparation of financial statements, in conformity with IFRS, requires the use of estimates, subjective judgement and assumptions that may affect the amounts of assets and liabilities at the balance sheet date and reported profit and earnings for the year. The Directors base these estimates, judgements and assumptions on a combination of past experience, professional expert advice and other evidence that is relevant to the particular circumstance.

The accounting policies where the Directors consider the more complex estimates, judgements and assumptions have to be made are those in respect of acquired non-operating intangible assets — business combinations (note 24), post-employment obligations (note 26), derivative and other financial instruments (notes 3e and 20), taxation (note 5) and impairment of non-current assets (notes 11 and 12). The details of the principal estimates, judgements and assumptions made are set out in the related notes as identified.

Notes to the Financial Statements

continued

2 Segmental analysis

The Group is managed by type of business. Segmental information is provided having regard to the nature of the goods and services provided and the markets served.

Primary reporting format — business segments

	Automotive						
2008	Driveline £m	Other Automotive £m	Powder Metallurgy £m	OffHighway £m	Aerospace £m	Corporate and Unallocated £m	Total £m
Sales	2,123	84	618	549	1,002	—	4,376
EBITDA	168	—	31	53	136	(11)	377
Depreciation and impairment charges	(92)	(4)	(32)	(12)	(25)	(1)	(166)
Amortisation of intangible assets	(3)	—	(1)	(1)	(5)	—	(10)
Trading profit/(loss)	73	(4)	(2)	40	106	(12)	201
Restructuring — 2008 plan	(23)	(13)	(106)	(3)	(3)	(1)	(149)
— 2004 plan	(4)	—	—	—	—	—	(4)
Other impairments	—	—	—	—	—	—	—
Amortisation of business combination non-operating intangibles	(2)	—	—	(2)	(6)	—	(10)
Profits and losses on sale or closures of businesses	—	—	—	—	—	—	—
Change in value of derivative and other financial instruments	(35)	1	(4)	(2)	(93)	9	(124)
Operating profit/(loss)	9	(16)	(112)	33	4	(4)	(86)
Share of post-tax earnings of joint ventures before impairment	13	4	—	—	(1)	—	16
Impairment — post-tax	(10)	—	—	—	—	—	(10)
Share of post-tax earnings of joint ventures	3	4	—	—	(1)	—	6
Segment assets							
Goodwill	79	—	32	51	205	—	367
Investments in joint ventures	90	27	—	2	—	—	119
Derivative financial instruments	1	—	—	1	60	—	62
Operating assets	1,579	50	543	342	816	6	3,336
Other unallocated assets:							
— Cash and cash equivalents	—	—	—	—	—	114	114
— Current tax assets	—	—	—	—	—	17	17
— Deferred tax assets	—	—	—	—	—	52	52
Total assets	1,749	77	575	396	1,081	189	4,067
Segment liabilities							
Derivative financial instruments	(31)	—	(5)	(4)	(152)	—	(192)
Operating liabilities:							
— Post-employment obligations	(308)	—	(47)	(77)	(111)	(291)	(834)
— Other	(474)	(18)	(114)	(150)	(305)	(52)	(1,113)
Other unallocated liabilities:							
— Borrowings	—	—	—	—	—	(822)	(822)
— Current tax liabilities	—	—	—	—	—	(115)	(115)
— Deferred tax liabilities	—	—	—	—	—	(63)	(63)
Total liabilities	(813)	(18)	(166)	(231)	(568)	(1,343)	(3,139)
Other segment items							
Capital expenditure							
— Property, plant and equipment	108	1	33	18	31	1	192
— Intangible assets	3	—	—	1	9	—	13
Other non-cash expenses (share-based payments)	1	—	—	—	—	1	2

All business segments shown above are continuing. EBITDA is earnings before interest, tax, depreciation and amortisation.

Amounts in respect of discontinued operations in the period, £13 million post-tax, were attributable to the final proceeds on the disposal of the Group's Aerospace joint venture investment in AgustaWestland.

2 Segmental analysis *continued*

Primary reporting format — business segments

2007	Automotive Driveline £m	Automotive Other Automotive £m	Powder Metallurgy £m	OffHighway £m	Aerospace £m	Corporate and Unallocated £m	Total £m
Sales	1,922	109	602	416	820	–	3,869
EBITDA	227	2	58	39	112	(10)	428
Depreciation and impairment charges	(75)	(5)	(28)	(10)	(24)	–	(142)
Amortisation of intangible assets	(3)	–	(1)	–	(5)	–	(9)
Trading profit/(loss)	149	(3)	29	29	83	(10)	277
Restructuring — 2004 plan	(19)	–	(14)	–	–	–	(33)
Other impairments	–	2	–	–	–	–	2
Amortisation of business combination non-operating intangibles	(1)	–	–	(2)	(5)	–	(8)
Profits and losses on sale or closures of businesses	–	(7)	–	–	–	–	(7)
Change in value of derivative and other financial instruments	(1)	(1)	(1)	(2)	(5)	–	(10)
Operating profit/(loss)	128	(9)	14	25	73	(10)	221
Share of post-tax earnings of joint ventures	14	10	–	–	–	–	24
Segment assets							
Goodwill	65	–	24	38	153	–	280
Investments in joint ventures	71	28	–	1	–	–	100
Derivative financial instruments	6	–	–	–	19	–	25
Operating assets	1,280	56	531	251	620	5	2,743
Other unallocated assets:							
— Cash and cash equivalents	–	–	–	–	–	282	282
— Current tax assets	–	–	–	–	–	2	2
— Deferred tax assets	–	–	–	–	–	56	56
Total assets	1,422	84	555	290	792	345	3,488
Segment liabilities							
Derivative financial instruments	(1)	(1)	(1)	(1)	(9)	(17)	(30)
Operating liabilities:							
— Post-employment obligations	(208)	(7)	(23)	(45)	(32)	(16)	(331)
— Other	(446)	(21)	(122)	(115)	(209)	(51)	(964)
Other unallocated liabilities:							
— Borrowings	–	–	–	–	–	(788)	(788)
— Current tax liabilities	–	–	–	–	–	(104)	(104)
— Deferred tax liabilities	–	–	–	–	–	(75)	(75)
Total liabilities	(655)	(29)	(146)	(161)	(250)	(1,051)	(2,292)
Other segment items							
Capital expenditure							
— Property, plant and equipment	94	2	38	11	28	1	174
— Intangible assets	3	–	–	1	16	–	20
Other non-cash expenses (share-based payments)	2	–	1	–	1	2	6

All business segments shown above are continuing.

Intra-group sales between segments and regions are not significant. The analyses of operating profit by business includes an allocation, based on their nature, of costs incurred centrally in the United Kingdom, United States of America, China and Germany. Unallocated costs represent corporate expenses. Segment assets and liabilities comprise all non-current and current items as per the balance sheet but exclude taxation, borrowings and cash and cash equivalents. Cash and cash equivalents and borrowings are not allocated to specific segments as these resources are managed centrally and no business in any segment has sufficient autonomy to manage these resources. Segment capital expenditure is the total cost incurred during the year to acquire segment assets that are expected to be used for more than one year.

2 Segmental analysis *continued*

Secondary reporting format — by geographical region

	Sales by destination		Segment assets		Capital expenditure	
	2008 £m	2007 £m	2008 £m	2007 £m	2008 £m	2007 £m
Continuing operations						
Europe	**2,018**	1,773	**1,709**	1,411	**96**	87
Americas	**1,748**	1,595	**1,623**	1,315	**78**	75
Rest of the World	**610**	501	**546**	417	**31**	32
Corporate and Unallocated	**—**	—	**189**	345	**—**	—
	4,376	3,869	**4,067**	3,488	**205**	194

3 Operating profit

The analysis of the components of operating profit is shown below:

(a) Trading profit

	2008 £m	2007 £m
Sales by subsidiaries	**4,376**	3,869
Less: UK cylinder liner manufacturing operation	**—**	(22)
	4,376	3,847
Operating costs and other income		
Change in stocks of finished goods and work in progress	**18**	12
Raw materials and consumables	**(1,737)**	(1,415)
Unwind of fair value inventory adjustments arising on business combinations	**—**	(1)
Staff costs (note 9)	**(1,232)**	(1,100)
Reorganisation costs (note (i)):		
Redundancy and other amounts	**(5)**	(4)
Impairment of plant and equipment	**(1)**	(1)
Depreciation of property, plant and equipment (note (ii))	**(165)**	(141)
Amortisation of intangible assets	**(10)**	(9)
Operating lease rentals payable:		
Plant and equipment	**(12)**	(12)
Property	**(23)**	(20)
Impairment of trade receivables	**(6)**	(3)
Amortisation of government grants	**2**	2
Net exchange differences on foreign currency transactions	**3**	(1)
Other costs (note (iv))	**(1,007)**	(877)
	(4,175)	(3,570)
Trading profit	**201**	277

(i) Reorganisation costs shown above reflect ongoing actions in the ordinary course of business to reduce costs, improve productivity and rationalise facilities in continuing operations. Costs incurred include redundancy and related post-employment obligation charges, asset write-downs and impairments and other revenues and expenditure directly attributable to the reorganisation actions. Headcount realignment activity continued at a cost of £3 million (2007 – £3 million). Rationalisation of a UK facility continued at a cost of £2 million (2007 – £2 million including a £1 million plant and equipment impairment charge).

(ii) Including depreciation charged on assets held under finance leases of £1 million (2007 – £1 million).

(iii) Research and development expenditure in subsidiaries was £90 million (2007 – £81 million).

(iv) Other costs include a £5 million credit from the release of an unutilised provision established on acquisition as a result of changed customer contract requirements in an Aerospace business and a £3 million charge in respect of abortive acquisition costs in Driveline. Property surpluses were nil (2007 – £4 million).

3 Operating profit *continued*

(v) Auditors' remuneration

The analysis of auditors' remuneration is as follows:

	2008 £m	2007 £m
Fees payable to PricewaterhouseCoopers LLP for the Company's annual financial statements	(0.7)	(0.6)
Fees payable to PricewaterhouseCoopers LLP and their associates for other services to the Group:		
— Audit of the Company's subsidiaries pursuant to legislation	(3.1)	(2.8)
Total audit fees	(3.8)	(3.4)
— Other services pursuant to legislation	(0.1)	(0.1)
— Tax services	(0.6)	(0.5)
— Corporate finance transaction services	—	—
— Other services	(0.1)	(0.1)
Total non-audit fees	(0.8)	(0.7)
Fees payable to PricewaterhouseCoopers LLP and their associates in respect of associated pension schemes		
— Audit	—	—
— Other services	—	—
	—	—
Total fees payable to PricewaterhouseCoopers LLP and their associates	(4.6)	(4.1)

All fees payable to PricewaterhouseCoopers LLP, the Company's auditors, include amounts in respect of expenses. All fees payable to PricewaterhouseCoopers LLP have been charged to the income statement except for those in relation to associated pension schemes, which are borne by the respective schemes.

(b) Restructuring and impairment charges

	2008			2007		
	Restructuring programmes 2008 plan £m	2004 plan £m	Total £m	Restructuring 2004 plan £m	Other impairments £m	Total £m
Restructuring and impairment charges						
Goodwill impairment	—	—	—	—	—	—
Tangible fixed asset impairments/reversals	(125)	(2)	(127)	7	2	9
Other asset write-downs	(4)	—	(4)	(1)	—	(1)
	(129)	(2)	(131)	6	2	8
Redundancy and employee related costs including post-employment curtailments	(16)	—	(16)	(16)	—	(16)
Other reorganisation costs including property surplus	(4)	(2)	(6)	(23)	—	(23)
Subsidiaries	(149)	(4)	(153)	(33)	2	(31)
Impairment of joint ventures	(10)	—	(10)	—	—	—
Subsidiaries and joint ventures	(159)	(4)	(163)	(33)	2	(31)

Restructuring

The Group's 2004 restructuring programme concluded in the first half of 2008, with the costs charged relating mainly to reorganisation costs (including incremental costs borne by the Group as a consequence of dedicated restructuring and transition teams) and equipment relocation costs attributable to the transfer of equipment between closing facilities and continuing operations, incremental premium freight and product homologation costs. These costs were incurred in Driveline operations in North America and Europe and were charged in the first half of 2008.

In response to the severe economic downturn in our automotive markets and in anticipation of activity reductions in both off-highway and aerospace markets, the Group commenced further restructuring in the final quarter of 2008. As a result of this planned restructuring, charges amounting to £149 million in subsidiaries and an impairment in respect of joint venture investments, £10 million, have been recognised. Cash based charges amount to £20 million. An analysis by segment and description of the 2008 restructuring plan charges is set out as follows:

3 Operating profit *continued*

	2008 Plan			
	Impairments £m	Redundancy £m	Reorganisation £m	Total £m
Driveline	(25)	(6)	(2)	(33)
Other Automotive	(11)	(2)	–	(13)
Powder Metallurgy	(100)	(4)	(2)	(106)
OffHighway	–	(3)	–	(3)
Aerospace	(3)	–	–	(3)
Corporate	–	(1)	–	(1)
	(139)	(16)	(4)	(159)
Subsidiaries	(129)	(16)	(4)	(149)
Joint ventures	(10)	–	–	(10)

The £139 million impairments reflect either planned changes and commercial actions to the structure of how our businesses satisfy customer demand or write-downs as a result of significant curtailment in the future volume expectations of certain businesses. In Powder Metallurgy impairments of £100 million include the impact on the Sinter Metals North American fixed asset base (£81 million) on the back of significant reductions in automotive volume projections and reductions to estimated realisable values of the fixed assets and inventories (£11 million) in Hoeganaes attributable to two businesses that are being exited. In Driveline impairments are attributable to the rationalisation of UK manufacturing capacity (£10 million) and write-offs of dedicated customer programme specific fixed assets arising on the programme cancellation or volume reductions (£5 million). In Aerospace the reduction of engine component production capacity in Europe as a result of transfers to the US, in agreement with specific customers, has resulted in fixed asset write-downs of £3 million. As a consequence of intractable losses, severe volume reductions and forecast cash outflows into the foreseeable future in our UK Other Automotive subsidiary business the entire production fixed asset base has been impaired (£11 million).

The Sinter North America and UK Other Automotive impairment, £81 million and £11 million respectively, were determined on a value in use basis where the pre-tax discount rates used were 10% and 12%.

Impairments recognised in respect of joint ventures reflect a change in how Driveline will satisfy customer supply in selected geographical territories. Consequently, joint venture arrangements are being unwound and the carrying value of the Group's investment therein has been fully impaired.

Non-asset related 2008 plan charges are predominantly employee related and include short-time working costs of £2 million, redundancy charges of £14 million including £1 million attributable pension past service costs and other reorganisation costs of £4 million. Other reorganisation costs include £2 million of charges in respect of an onerous consumables supply lease that arose as a consequence of the curtailment of activity in a Powder Metallurgy site.

Redundancy costs provided represent charges for contractual severance, other employee related exit costs and post-employment augmentation where applicable. These charges have only been recognised where formal communication with the employees or relevant employee bodies had taken place before 31 December 2008. Short-time working represents payments made to employees in the period when they are away from the workplace and not engaged in any productive or non-productive activities in the plants affected, and therefore are not contributing to the business operations.

The 2007 restructuring charges of £33 million relate to the Group's 2004 restructuring programme to facilitate geographical migration of Driveline production capacity, support recovery actions in Powder Metallurgy and the realignment and reduction of production capacity, overhead and infrastructure cost across the Group. Pension past service charges included therein amounted to £4 million in the year. Other reorganisation charges were net of a £2 million property surplus in a Powder Metallurgy business sold post-restructuring closure.

Cash outflow in respect of 2008, 2004 and earlier periods' strategic restructuring actions amounted to £28 million (2007 – £40 million including £4 million property disposal proceeds).

Other impairments

The £2 million impairment reversal recognised in 2007 arose in relation to the Group's UK cylinder liner manufacturing operation. The business disposed of land and buildings and plant and machinery at a value greater than the theoretical net book value of the assets had they not been impaired. Consequently, a proportion of the previously recognised impairment has been reversed.

3 Operating profit *continued*

(c) Amortisation of non-operating intangible assets arising on business combinations

	2008 £m	2007 £m
Marketing related	—	—
Customer related	(7)	(5)
Technology based	(3)	(3)
	(10)	(8)

(d) Profits and losses on sale or closures of businesses

	2008 £m	2007 £m
Profits and losses on closures of businesses		
Trading losses of the UK cylinder liner manufacturing operation	—	(7)

(e) Change in value of derivative and other financial instruments

	2008 £m	2007 £m
Embedded derivatives	43	—
Forward exchange contracts (not hedge accounted)	(175)	(9)
Commodity contracts (not hedge accounted)	(1)	(1)
Net gains and losses on intra-group funding	9	—
	(124)	(10)

IAS 39 requires derivative financial instruments to be valued at the balance sheet date and any difference between that value and the intrinsic value of the instrument to be reflected in the balance sheet as an asset or liability. Any subsequent change in value is reflected in the income statement unless hedge accounting is achieved. Such movements do not affect cash flow or the economic substance of the underlying transaction. In 2008 and 2007 the Group used transactional hedge accounting in a limited number of instances. As a consequence, and to assist year on year comparison, the change in value continues to be identified as a separate element of operating profit.

4 Interest payable and interest receivable

	2008 £m	2007 £m
Interest payable and fee expense		
Short term bank and other borrowings	(11)	(7)
Loans repayable within five years	(29)	(29)
Loans repayable after five years	(26)	(25)
Finance leases	—	(1)
	(66)	(62)
Interest receivable		
Short term investments, loans and deposits	7	9
Net investment hedges	9	10
AgustaWestland escrow receipt	3	—
	19	19
Net interest payable and receivable	(47)	(43)

£3 million interest was received in August 2008 relating to the £35 million AgustaWestland deferred consideration when monies held in escrow were released (see note 6).

Notes to the Financial Statements

continued

5 Taxation

(a) Tax expense

Analysis of charge in year	2008 £m	2007 £m
Current tax charge/(credit)		
Current year	33	38
Utilisation of previously unrecognised tax losses and other assets	(44)	(9)
Adjustments in respect of prior years	1	3
Net movement on provisions for uncertain tax positions	–	4
	(10)	36
Deferred tax charge/(credit)		
Origination and reversal of temporary differences (excluding post-employment obligations)	(69)	12
Tax in respect of post-employment obligations	(5)	(3)
Tax on change in value of derivative financial instruments	(2)	–
Utilisation of previously unrecognised tax losses and other assets	–	(7)
Other changes in unrecognised deferred tax assets	80	(28)
Changes in tax rates	(2)	(8)
Adjustments in respect of prior years	(2)	(1)
	–	(35)
Total tax charge/(credit) for the year	(10)	1
Tax in respect of restructuring, impairments and derivative financial instruments included above		
Current tax (credit)/charge	(3)	(7)
Deferred tax (credit)/charge	(4)	2
	(7)	(5)
Tax in respect of utilisation of previously unrecognised losses against foreign exchange gains and losses on intra-group funding included above		
Current tax (credit)/charge	(29)	–

The Group is required to estimate the income tax due in each of the jurisdictions in which it operates. This requires an estimation of the current tax liability together with an assessment of the temporary differences which arise as a consequence of differing accounting and tax treatments. These temporary differences result in deferred tax assets or liabilities which are measured using substantively enacted tax rates expected to apply when the temporary differences reverse. Recognition of deferred tax assets, and hence credits to the income statement, is based on forecast future taxable income and therefore involves judgement regarding the future financial performance of particular legal entities or tax groups in which the deferred tax assets are recognised.

The Group is subject to many different tax jurisdictions and tax rules as a consequence of its geographic spread. It is therefore subject to tax audits and tax reviews which, by their nature, are often complex and can require several years to conclude. The total accrual for income tax in any period is, therefore, based on management judgement, interpretation of country specific tax law and the likelihood of crystallisation and settlement. Tax benefits are not recognised unless it is probable that the tax positions are sustainable. As amounts set aside in any period could differ from actual tax liabilities, adjustments may be required in subsequent periods which may have a material impact on the Group's income statement and/or cash tax payment. Payments in respect of tax liabilities for an accounting period comprise payments on account and payments on the final resolution of open items with tax authorities and, as a result, there can be substantial differences between the charge in the income statement and cash tax payments. Interest on provisions for uncertain tax positions is, where relevant, provided for in the tax charge.

Details of the effective tax rate for the Group and the underlying events and transactions affecting this are given in the business review on pages 14 and 15.

5 Taxation *continued*

Tax reconciliation	2008 £m	2008 %	2007 £m	2007 %
Profit/(loss) before tax	(130)		199	
Less share of post-tax earnings of joint ventures	(6)		(24)	
Profit/(loss) before tax excluding joint ventures	(136)		175	
Tax (credit)/charge calculated at 28.5% (2007 – 30.0%) standard UK corporate tax rate	(39)	29	53	30
Differences between UK and overseas corporate tax rates	(10)	7	5	2
Non-deductible and non-taxable items	11	(8)	(8)	(4)
Utilisation of previously unrecognised tax losses and other assets	(44)	32	(16)	(9)
Other changes in unrecognised deferred tax assets	80	(59)	(28)	(16)
Changes in tax rates	(2)	1	(8)	(4)
Deferred tax (credit)/charge in respect of post-employment obligations	(5)	4	(3)	(1)
Current year tax charge/(credit) on ordinary activities	(9)	6	(5)	(2)
Net movement on provision for uncertain tax positions	—	—	4	2
Adjustments in respect of prior years	(1)	1	2	1
Total tax charge/(credit) for the year	(10)	7	1	1

(b) Tax in equity

Tax on items included in equity (credit)/charge	2008 £m	2007 £m
Deferred tax on post-employment obligations	—	84
Deferred tax on non-qualifying assets	(3)	6
Deferred tax on foreign exchange gains and losses on intra-group funding	(3)	2
Current tax on foreign exchange gains and losses on intra-group funding	29	—
	23	92

(c) Current tax

	2008 £m	2007 £m
Assets		
United Kingdom	—	2
Overseas	17	—
	17	2
Liabilities		
Overseas	(115)	(104)
	(115)	(104)

(d) Recognised deferred tax

Deferred tax is calculated in full on temporary differences under the liability method.

	2008 £m	2007 £m
Deferred tax assets	52	56
Deferred tax liabilities	(63)	(75)
	(11)	(19)

5 Taxation *continued*

The movements in deferred tax assets and liabilities (prior to the offsetting of balances within the same jurisdiction as permitted by IAS 12) during the period are shown below:

	Assets			Liabilities		Total
	Pensions £m	Tax losses £m	Other £m	Fixed assets £m	Other £m	£m
At 1 January 2007	102	20	28	(94)	(5)	51
Included in the income statement	3	27	45	(31)	(9)	35
Included in equity	(84)	–	–	(6)	(2)	(92)
Subsidiaries acquired	–	–	–	(2)	(6)	(8)
Other movements	–	–	(6)	–	6	–
Currency variations	–	–	2	(7)	–	(5)
At 31 December 2007	21	47	69	(140)	(16)	(19)
Other movements	11	(11)	–	–	–	–
Included in the income statement	5	(29)	(19)	34	9	–
Included in equity	–	–	–	3	3	6
Currency variations	7	20	37	(63)	1	2
At 31 December 2008	44	27	87	(166)	(3)	(11)

Deferred tax assets totalling £14 million (2007 – £35 million) have been recognised relating to territories where tax losses have been incurred in the year. It is anticipated that future profitability arising from restructuring and other actions will result in their realisation.

(e) Unrecognised deferred tax assets

Deferred tax assets have not been recognised in relation to certain taxable losses and other temporary differences on the basis that their future economic benefit is uncertain. The gross and tax values of these unrecognised assets together with any expiry dates where relevant are shown below. The tax value of the assets has been calculated using tax rates enacted or substantively enacted at the balance sheet date.

	2008			2007		
	Tax value £m	Gross £m	Expiry period	Tax value £m	Gross £m	Expiry period
Tax losses — with expiry: national	300	867	2019–2028	186	532	2019–2027
Tax losses — with expiry: local	44	532	2009–2028	40	813	2008–2027
Tax losses — without expiry	66	202		118	402	
Other temporary differences	71	215		32	113	
Unrecognised deferred tax assets	481	1,816		376	1,860	

Included above are tax losses of £756 million with a tax value of £187 million (2007 – £677 million with a tax value of £109 million) that are severely restricted for future use and management, based on the Group's current profile, believes they are unlikely to be utilised in the foreseeable future.

No deferred tax is recognised on the unremitted earnings of overseas subsidiaries except where the distribution of such profits is planned. If the earnings were remitted in full tax of £28 million (2007 – £25 million) would be payable.

(f) Franked Investment Income — Litigation

In September 2003 GKN filed a claim in the High Court of England and Wales ('the High Court') in respect of various Advance Corporation Tax payments made and Corporate Tax paid on certain foreign dividend receipts which, in its view, were levied by HMRC in breach of GKN's EU community law rights. GKN joined a Group Litigation Order ('GLO') with several other claimants and a test case was selected from the members of the GLO to proceed to trial on a representative basis.

At the commencement of that trial in June 2004 the High Court referred the test case to the European Court of Justice ('ECJ') for guidance on the issues raised. In December 2006 the ECJ issued its guidance to the High Court and the test case returned to the High Court for the full trial in July 2008. The High Court issued its judgment on 27 November 2008.

The November High Court judgment held in favour of the claimants on certain key aspects of the claim. Both parties, however, have appealed to the Court of Appeal and depending upon the outcome of this a further reference to the ECJ may be required before the issue is ultimately resolved. Given the importance of the matters at issue it is expected that appeals will ultimately be taken to the House of Lords and that this process may take several more years to complete. Given the complexity of the case and uncertainty over the issues raised it is not possible to predict with any reasonable degree of certainty what the final outcome could be. The range of possible outcomes is so wide that it is potentially misleading to quote any estimates of the possible recoveries at this stage. As a result no contingent asset has been recognised and disclosed in these financial statements.

6 Discontinued operations

In August 2008, the Group reached agreement with Finmeccanica regarding the £35 million deferred consideration placed into escrow in November 2004, the date of disposal of the Group's 50% share of AgustaWestland. Under the agreement the £35 million, together with accrued interest, was shared equally. As a result, £21 million was received, of which £3 million was recognised as interest and £18 million recognised as profit on sale of discontinued operations. The interest represents the cumulative interest on the escrow monies earned during the period from initial disposal to final agreement. Tax of £5 million was charged against the profit on sale.

7 Earnings per share

	2008			2007		
	Earnings £m	Weighted average number of shares m	Earnings per share pence	Earnings £m	Weighted average number of shares m	Earnings per share pence
Continuing operations						
Basic eps	(122)	704.7	(17.3)	196	703.4	27.9
Dilutive securities	—	1.1	—	—	2.9	(0.1)
Diluted eps	(122)	705.8	(17.3)	196	706.3	27.8
Discontinued operations						
Basic eps	13	704.7	1.8	—	—	—
Dilutive securities	—	1.1	—	—	—	—
Diluted eps	13	705.8	1.8	—	—	—

Adjusted earnings per share — continuing operations

	2008		2007	
	£m	pence	£m	pence
Adjusted earnings and adjusted basic earnings per share				
Profit attributable to equity shareholders — continuing operations	(122)	(17.3)	196	27.9
Adjustments for:				
Restructuring and impairment charges	153	21.7	31	4.4
Amortisation of non-operating intangibles on business combinations	10	1.4	8	1.1
Profits and losses on sale or closures of businesses	—	—	7	1.0
Change in value of derivative and other financial instruments	124	17.6	10	1.4
Impairment of joint ventures	10	1.4	—	—
Taxation on adjustments	(7)	(1.0)	(5)	(0.7)
Adjusted earnings attributable to equity shareholders — continuing operations	168	23.8	247	35.1

The Directors consider adjusted earnings per share, as calculated above, gives a useful additional indicator of underlying performance.

8 Dividends

	Paid or proposed in respect of:		Recognised in:	
	2008 pence	2007 pence	2008 £m	2007 £m
2006 final year dividend paid (8.7 pence per share)	—	—	—	61
2007 interim dividend paid	—	4.3	—	30
2007 final year dividend paid	—	9.2	65	—
2008 interim dividend paid	4.5	—	32	—
2008 final year dividend	—	—	—	—
	4.5	13.5	97	91

The Directors have decided not to pay a final dividend in respect of the financial year ended 31 December 2008.

9 Employees including Directors

Employee benefit expense	2008 £m	2007 £m
Wages and salaries	1,031	930
Social security costs	161	147
Post-employment costs	38	28
Equity-settled share-based payments	2	6
	1,232	1,111

Amounts included in 2007 above relating to the UK cylinder liner manufacturing operation are wages and salaries £9 million, post-employment costs £1 million and social security costs £1 million.

Average monthly number of employees (including executive Directors)	2008 Number	2007 Number
By business		
Driveline	17,967	18,022
Other Automotive	1,392	1,506
Powder Metallurgy	6,585	6,959
OffHighway	4,108	3,815
Aerospace	7,887	7,241
Central	208	192
Total	38,147	37,735

Key management

The key management of the Group comprises GKN plc Board Directors and the members of the Group's Executive Committee during the year and their aggregate compensation is shown below. Details of Directors' remuneration are contained in the Directors' remuneration report on pages 61 to 71.

Key management compensation	2008 £m	2007 £m
Salaries and short term employee benefits	5.5	7.1
Post-employment benefits	1.2	1.2
Termination benefits	—	0.1
Share-based benefits	0.8	2.5
	7.5	10.9

Salaries and short term employee benefits comprises annual salary, benefits in kind and amounts accrued in respect of short term variable remuneration schemes. Details of the Directors' short term variable remuneration schemes are set out in the remuneration report. Other members of key management participate in schemes based on the achievement of profit and cash targets and which are payable in cash. The amount outstanding at 31 December 2008 in respect of annual short term variable remuneration was £1 million (2007 – £3 million). Post-employment benefits represent the charge to trading profit under IAS 19 attributable to key management arising in the year and the attributable cost of post-employment medical benefits. Termination benefits include redundancy, pension augmentations and ex gratia payments arising in connection with loss of office and termination of employment with the Group. Share-based payments represents the annual charge attributable to key management in respect of their participation in the Group's share-based remuneration arrangements; details of the nature of these arrangements are set out in note 10 and in the Directors' remuneration report. Total awards made or shares granted in the year to key management in respect of these arrangements were:

	2008		2007	
	Number of instruments 000s	Weighted average exercise price pence	Number of instruments 000s	Weighted average exercise price pence
Executive Options	—	—	349	380.30
Long Term Incentive Plan	—	—	499	—
Bonus Co-Investment Plan	—	—	—	—
Profit Growth Incentive Plan	—	—	125	—

7,141 options were exercised by key management during the year (2007 – 7,141), whilst 1,287,264 options lapsed (2007 – 2,992,479).

10 Share-based payments

The Group has granted options over shares to employees for a number of years under different schemes. Where grants were made after 7 November 2002 they have been accounted for as required by IFRS 2 'Share-based Payment'. As permitted by the transitional arrangements of that standard, awards made before that date have not been so accounted. All options have been valued at the date of grant by an independent third party using a Monte Carlo model which uses the same principle as a binomial model.

No new awards were made in 2008. Details of awards made since 7 November 2002 are:

(a) Employee Sharesave Scheme

In September 2003 the Company awarded options to UK employees under an approved Sharesave scheme, the terms of which were that the employee entered into regular savings commitment up to a maximum of £250 per month for a three year period. The cumulative savings were then used to acquire options over a number of shares at a 10% discount to market price at the date of grant. There were no performance conditions but, in general, the employee must remain in employment for the three year period. Inputs to the valuation model were: option price 229p, volatility 38%, expected dividend yield 4.3%, risk-free interest rate 4.49% and a term of 3.25 years. There have been no further awards since September 2003.

(b) Executive Share Option Schemes (ESOS)

Awards were made to Directors and certain senior employees in March 2003 under the 2001 scheme and in September 2004, April 2005 and April 2006 under the 2004 scheme. In April 2007 awards were made to Directors under the 2004 scheme. Under both schemes options were granted with a fixed exercise price equal to the market price at the date of grant and subject to meeting performance conditions over a three year period. In the case of the 2001 scheme, the performance condition was based on earnings per share (eps) growth whilst under the 2004 scheme the condition is based on Total Shareholder Return (TSR) compared with that of comparator companies. Under the 2001 scheme only, where the performance condition is not satisfied in full after the first three years, retesting is carried out each year up to six years from the date of grant. Inputs to the valuation model were: option price 163p to 380.3p, volatility 31% to 38%, expected dividend yield 3.3% to 6.2%, risk-free interest rate 4.28% to 5.40% and expected terms of 6.4 years to 6.7 years.

(c) Long Term Incentive Plans (LTIP)

Awards were made to Directors and certain senior employees in March 2003 under the 2001 scheme and in September 2004, April 2006 and April 2007 under the 2004 scheme. In April 2005 awards were made to Directors under the 2004 scheme. Under both schemes, options were granted subject to TSR performance over a three year period compared with a comparator group. There is no retest facility under either scheme. Inputs to the valuation model were: option price nil, volatility 23% to 39%, expected dividend yield 3.3% to 6.2%, risk-free interest rate 4.05% to 5.40% and a term of 3 years to 4 years 9.5 months.

(d) Bonus Co-Investment Plan (BCIP)

Under the Bonus Co-Investment Plan, certain senior employees (excluding Directors) were entitled to use up to 10% of their gross short term annual bonus potential to purchase shares in the Company at market price. Provided they remain in employment for three years and the shares are retained for that period the Company matches those shares. For shares purchased by employees in 2004 the match was on a two for one basis and in 2005 was two and a half for one. In addition, in 2005 there was a further one for one match if certain profit targets are achieved. All shares under the scheme are purchased in the open market. Inputs to the valuation model were: option price nil, volatility, where applicable, 37%, expected dividend yield 4.9% to 5.4%, risk-free interest rate, where applicable, 4.94% and a term of 3 years.

(e) Profit Growth Incentive Plan (PGIP)

Awards were made in April 2007 under the PGIP to certain senior employees (excluding Directors). Any benefit under the PGIP will be deliverable dependent upon the extent to which profit growth targets are satisfied by the Group over a 3 year performance period; the Group's reported profit for the year prior to the year of award forms the baseline for this performance measure. The PGIP is a cash-based incentive plan, however, for certain very senior employees the benefit is deliverable in shares; the number of shares given below will be released following the performance period if the minimum targeted profit growth is achieved. A maximum of twice the amount of shares listed below will be released on achievement of the maximum profit target, with one and a half times the number being released for interim performance. No shares will be released and the awards will lapse if the minimum profit target is not achieved. Release is also conditional upon the satisfaction of a personal shareholding requirement. Any awards deliverable under the PGIP will be satisfied from GKN ordinary shares already in issue.

The expected volatility is based on historical volatility over a period commensurate with the term of the awards. The risk-free interest rate is the rate obtainable from government securities over the expected life of the equity incentive.

Further details of the ESOS, LTIP, BCIP and PGIP schemes are given in the remuneration report on pages 61 to 71.

10 Share-based payments *continued*

Shares granted under each award were:

Scheme	Date of grant	Number of shares 000s	Contractual life of options years
Employee Sharesave	18/09/2003	1,880	3
Executive Options	19/03/2003	7,735	10
	16/09/2004	5,550	10
	05/04/2005	4,203	10
	11/04/2006	2,705	10
	02/04/2007	349	10
Long Term Incentive Plan	16/09/2004	1,133	3
	16/09/2004	2,006	10
	05/04/2005	613	10
	11/04/2006	850	3
	11/04/2006	1,883	10
	02/04/2007	499	10
Bonus Co-Investment Plan	10/08/2004	675	3
	21/04/2005	1,151	3
Profit Growth Incentive Plan	02/04/2007	333	3

A reconciliation of option movements over the year to 31 December 2008 is shown below:

	2008		2007	
	Number 000s	Weighted average exercise price pence	Number 000s	Weighted average exercise price pence
Outstanding at 1 January	12,113	251.53	24,378	235.35
Granted	—	—	349	380.30
Forfeited	(4,252)	265.35	(10,428)	223.78
Exercised	(480)	193.37	(2,186)	223.99
Outstanding at 31 December	7,381	247.34	12,113	251.53
Exercisable at 31 December	3,334	189.22	213	231.45

For options outstanding at 31 December the range of exercise prices and weighted average contractual life is shown in the following table:

	2008		2007	
Range of exercise price	Number of shares 000s	Contractual weighted average remaining life years	Number of shares 000s	Contractual weighted average remaining life years
130p–180p	3,488	4.208	3,855	5.208
215p–230p	413	0.867	650	1.409
240p–260p	—	—	3,140	7.250
261p–280p	—	—	7	—
300p–385p	3,480	6.297	4,461	6.745

The weighted average share price during the period for options exercised over the year was 221.5p (2007 – 356.2p). The total charge for the year relating to share-based payment plans was £2 million (2007 – £6 million), all of which related to equity-settled share-based payment transactions. After deferred tax, the total charge was £2 million (2007 – £6 million).

Liabilities in respect of share-based payments were not material at either 31 December 2008 or 31 December 2007. There were no vested rights to cash or other assets at either 31 December 2008 or 31 December 2007.

11 Goodwill and other intangible assets

Goodwill	2008 £m	Restated 2007 £m
Cost		
At 1 January	407	372
Subsidiaries acquired	—	30
Currency variations	142	5
At 31 December	549	407
Accumulated impairment		
At 1 January	127	127
Currency variations	55	—
At 31 December	182	127
Net book amount at 31 December	367	280

Comparative information regarding cost and accumulated impairment has been re-presented to reclassify amortisation and impairment charges made under UK GAAP as cost. The net book amount is unchanged.

The carrying value of goodwill at 31 December comprised:

Business segment	Business	Geographical location	2008 £m	2007 £m
Driveline	Driveshafts	Americas	54	44
Powder Metallurgy	Hoeganaes	North America	24	17
OffHighway	Wheels	Italy	23	18
Aerospace	Aerostructures	North America	35	25
	Propulsion Systems	North America	93	67
	Propulsion Systems	North America	42	30
			271	201
Other businesses not individually significant to the carrying value of goodwill			96	79
			367	280

An impairment test is a comparison of the carrying value of the assets of a business or cash generating unit (CGU) to their recoverable amount. Where the recoverable amount is less than the carrying value, an impairment results. During the year, all goodwill was tested for impairment, with no impairment charges resulting.

For the purposes of carrying out impairment tests, the Group's total goodwill has been allocated to a number of CGUs and each of these CGUs has been separately assessed and tested. The size of a CGU varies but is never larger than a primary or secondary reportable segment. In some cases, the CGU is an individual subsidiary or operation. The allocation of goodwill by business segment is set out in note 2.

All of the recoverable amounts were measured based on value in use. Detailed forecasts for the next five years have been used in the majority of impairment tests except where a longer term more detailed forecast is available and appropriate. These forecasts are based on approved annual budgets and represent a best estimate of future performance.

Key assumptions
In determining the recoverable amount of all CGUs it is necessary to make a series of assumptions to estimate future cash flows. In each case, these key assumptions have been made by management reflecting past experience and are consistent with relevant external sources of information.

Operating cash flows
The main assumptions within forecast operating cash flow include the achievement of future sales prices and volumes (including reference to specific customer relationships, product lines and the use of industry relevant external forecasts of global vehicle production within Driveline businesses and consideration of specific volumes on certain US military and civil programmes within Aerospace), raw material input costs, the cost structure of each CGU and the ability to realise benefits from annual productivity improvements, the impact of foreign exchange rates upon selling price and cost relationships and the levels of ongoing capital expenditure required to support forecast production.

11 Goodwill and other intangible assets *continued*

Pre-tax risk adjusted discount rates

Pre-tax risk adjusted discount rates are derived from risk-free rates based upon long term government bonds in the territory, or territories, within which each CGU operates. A relative risk adjustment (or 'beta') has been applied to risk-free rates to reflect the risk inherent in each CGU relative to all other sectors on average, determined using an average of the betas of comparable listed companies. Consideration is also given to both the amount and timing of estimated future tax cash flows.

Except for Driveline's operations in South America where rates ranging between 18% and 24% have been factored into impairment models, the range of pre-tax risk adjusted discount rates set out below have been used for impairment testing. The range of rates reflects the mix of geographical territories within CGUs within the segments.

Driveline: 10% (North America)–15% (Eastern European and certain Asia Pacific region countries)

Powder Metallurgy: 10%–12% (North America and Europe)

OffHighway: 10%–13% (North America and Europe)

Aerospace: 10%–11% (North America and Europe)

Long term growth rates

To forecast beyond the five years covered by detailed forecasts, a long term average growth rate has been used. In each case, this is not greater than the published Oxford Economic Forecast average growth rate in gross domestic product for the next five year period in the territory or territories where the CGU is primarily based. This results in a range of nominal growth rates from 0.7% to 7.0% with most countries between 2.0% and 4.0% in both years.

Goodwill sensitivity analysis

Sensitivity analysis to likely and potential changes in key assumptions has been reviewed. At 31 December 2008, the date of the Group's annual impairment test, the estimated recoverable amount of two individual CGUs within the Group's Aerospace (Propulsion Systems) and Powder Metallurgy (Hoeganaes) businesses exceeded their carrying value by £88 million and £74 million respectively. The table below shows the discount and long term growth rate assumptions used in the calculation of value in use and the amount by which each rate must change in isolation in order for the estimated recoverable amount to equal the carrying value.

	Assumptions used in calculation of value in use		Change required for the carrying value to exceed the recoverable amount	
	Aerospace	Powder Metallurgy	Aerospace	Powder Metallurgy
Pre-tax risk adjusted discount rate	10%	10%	3.8% points	3.7% points
Long term growth rate	3.0%	3.0%	5.9% points	5.4% points
Total pre-discounted forecast operating cash flows	£516 million	£423 million	38%	39%

At 31 December 2008, the estimated recoverable amount of the Group's Driveline Driveshafts operations in the Americas and Asia Pacific regions exceeded their carrying value by £15 million and £43 million respectively. The table below shows the discount and long term growth rate assumptions used in the calculation of value in use and the amount by which each rate must change in isolation in order for the estimated recoverable amount to equal the carrying value.

	Assumptions used in calculation of value in use		Change required for the carrying value to exceed the recoverable amount	
	Americas	Asia Pacific	Americas	Asia Pacific
Pre-tax risk adjusted discount rate	10%–24%	10%–15%	0.3% points	2.3% points
Long term growth rate	3.0%–7.0%	0.7%–7.0%	0.5% points	4.2% points
Total pre-discounted forecast operating cash flows	£793 million	£331 million	3%	21%

Other than as disclosed above, it is not considered that a reasonably possible change in any of the key assumptions would generate a different impairment test outcome to the one included in this annual report.

11 Goodwill and other intangible assets *continued*

Intangible assets	2008 Development costs £m	2008 Computer software £m	2008 Assets arising on business combinations £m	2008 Total £m	2007 Development costs £m	2007 Computer software £m	2007 Assets arising on business combinations £m	2007 Total £m
Cost								
At 1 January	102	78	68	248	87	75	48	210
Subsidiaries acquired	–	–	–	–	–	–	21	21
Capital expenditure	7	6	–	13	15	5	–	20
Disposals	(2)	–	–	(2)	–	(4)	–	(4)
Currency variations	2	20	29	51	–	2	(1)	1
At 31 December	109	104	97	310	102	78	68	248
Accumulated amortisation								
At 1 January	39	61	12	112	36	58	4	98
Charge for the year	4	6	10	20	3	6	8	17
Disposals	–	–	–	–	–	(4)	–	(4)
Currency variations	1	15	9	25	–	1	–	1
At 31 December	44	82	31	157	39	61	12	112
Net book amount at 31 December	65	22	66	153	63	17	56	136

The net book amount of assets arising on business combinations includes marketing related assets of £6 million (2007 – £4 million), customer related assets of £45 million (2007 – £38 million) and technology based assets of £15 million (2007 – £14 million). Computer software under finance leases amounts to £1 million (2007 – £2 million). In January 2009 development costs in an Aerospace subsidiary amounting to £21 million were realised in cash at a value in excess of the 31 December carrying values.

12 Property, plant and equipment

	2008 Land and buildings £m	2008 Other tangible assets £m	2008 Capital work in progress £m	2008 Total £m	2007 Land and buildings £m	2007 Other tangible assets £m	2007 Capital work in progress £m	2007 Total £m
Cost								
At 1 January	521	2,773	105	3,399	505	2,567	85	3,157
Subsidiaries acquired	–	–	–	–	3	16	–	19
Capital expenditure	6	117	69	192	6	92	76	174
Disposals	(1)	(100)	–	(101)	(18)	(74)	–	(92)
Transfers	5	77	(82)	–	5	55	(60)	–
Currency variations	165	876	31	1,072	20	117	4	141
At 31 December	696	3,743	123	4,562	521	2,773	105	3,399
Accumulated depreciation and impairment								
At 1 January	115	1,822	–	1,937	111	1,692	–	1,803
Charge for the year:								
Charged to trading profit								
Depreciation	11	154	–	165	11	130	–	141
Impairments	–	1	–	1	–	1	–	1
Restructuring and impairment	14	113	–	127	(1)	(8)	–	(9)
Disposals	(1)	(96)	–	(97)	(10)	(69)	–	(79)
Currency variations	45	587	–	632	4	76	–	80
At 31 December	184	2,581	–	2,765	115	1,822	–	1,937
Net book amount at 31 December	512	1,162	123	1,797	406	951	105	1,462

Included within Other tangible assets at net book amount are plant and equipment £1,134 million (2007 – £928 million), fixtures and fittings £26 million (2007 – £21 million) and motor vehicles £2 million (2007 – £2 million). The net book amount of assets under finance leases is land and buildings £3 million (2007 – £7 million) and plant and equipment £1 million (2007 – £1 million).

13 Investments in joint ventures

	2008 £m	2007 £m
Group share of net assets		
At 1 January	100	83
Share of post-tax earnings of joint ventures	16	24
Dividends paid	(24)	(13)
Actuarial gain on post-employment obligations, including deferred tax	—	1
Additions	1	—
Currency variations	36	5
At 31 December	129	100
Accumulated impairment		
Charge for the year	10	—
At 31 December	10	—
Net book amount at 31 December	119	100
Group share of net book amount at 31 December		
Non-current assets	97	70
Current assets	89	91
Current liabilities	(54)	(50)
Non-current liabilities	(13)	(11)
	119	100

The joint ventures have no significant contingent liabilities to which the Group is exposed and nor has the Group any significant contingent liabilities in relation to its interest in the joint ventures other than bank guarantees set out in note 27. The share of capital commitments of the joint ventures is shown in note 29.

Group share of results of joint ventures	2008 £m	2007 £m
Sales	241	253
Operating costs and other income	(221)	(221)
Trading profit	20	32
Net financing costs	—	—
Profit before taxation	20	32
Taxation	(4)	(8)
Share of post-tax earnings — before impairments	16	24
Impairment, including tax on impairment of nil	(10)	—
Share of post-tax earnings	6	24

The impairment charge attributable to a provision for diminution in value, which is entirely attributable to Driveline, arises as customer supply logistics are addressed in selected geographical territories and joint venture relationships are unwound.

The segmental analysis of the Group's share of joint venture sales and trading profit is set out below:

	2008		2007	
	Sales £m	Trading profit £m	Sales £m	Trading profit £m
Driveline	145	15	130	17
Other Automotive	92	6	120	15
OffHighway	4	—	3	—
Aerospace	—	(1)	—	—
	241	20	253	32

14 Other receivables and investments

	2008 £m	2007 £m
Other investments	—	—
Indirect taxes and amounts recoverable under employee benefit plans	19	13
Other receivables	4	9
	23	22

Other investments mainly comprise the Group's net investment in GKN Aerospace Services Structures Corp. which is an entity in which the Group has, since 2003, had a 100% share in the equity. This corporation operates under a proxy agreement with the United States Department of Defense developing high technology, classified products for the Joint Strike Fighter. The agreement currently places significant restrictions on the Group's management and control of the business for the life of the contract so that, in accordance with IAS 27 it has been excluded from the consolidation and treated as an investment. The investment, which is fully provided, is stated at cost less provision for diminution. At 31 December 2008, under the accounting policies of GKN Aerospace Services Structures Corp., the excluded net liabilities were £8 million (2007 – £5 million) and the operating loss for the year then ended was £1 million (2007 – £1 million). No goods or services were provided to GKN Aerospace Services Structures Corp. by the Group during 2008 and 2007. GKN Aerospace Services Structures Corp. supplied goods to the Group amounting to £1 million during 2008 (2007 – nil). Transactions between the Group and GKN Aerospace Services Structures Corp. are priced on an 'arm's length' basis.

15 Inventories

	2008 £m	2007 £m
Raw materials	315	264
Work in progress	242	176
Finished goods	161	112
	718	552

Inventories of £64 million (2007 – £51 million) are carried at net realisable value. The amount of any write-down of inventory recognised as an expense in the period was £4 million (2007 – £2 million).

16 Trade and other receivables

	2008 £m	2007 £m
Trade receivables	550	509
Amounts owed by joint ventures	11	10
Other receivables	39	19
Prepayments	16	14
Indirect taxes recoverable	29	19
	645	571
Provisions for doubtful debts against trade receivables		
At 1 January	(6)	(5)
Charge for the year:		
Additions	(6)	(3)
Unused amounts reversed	1	1
Amounts used	4	1
Currency variations	(2)	—
At 31 December	(9)	(6)
Ageing analysis of trade receivables and amounts owed by joint ventures past due but not impaired		
Up to 30 days overdue	47	40
31–60 days overdue	13	11
61–90 days overdue	6	4
More than 90 days overdue	11	7
Trade receivables subject to provisions for doubtful debts	15	12

17 Trade and other payables

	2008		2007	
	Current £m	Non-current £m	Current £m	Non-current £m
Trade and other payables	(685)	(1)	(602)	(1)
Amounts owed to joint ventures	(3)	–	(2)	–
Accrued interest	(28)	–	(26)	–
Payroll taxes, indirect taxes and audit fees	(43)	(1)	(36)	(2)
Amounts due to employees and employee benefit plans	(122)	(31)	(119)	(22)
Government grants	(1)	(5)	(1)	(5)
Customer advances and deferred income	(90)	–	(51)	(1)
	(972)	(38)	(837)	(31)

Non-current trade and other payables fall due within 2 years.

18 Net borrowings

(a) Analysis of net borrowings

		Current	Non-current				Total
	Notes	Within one year £m	One to two years £m	Two to five years £m	More than five years £m	Total £m	£m
2008							
Other borrowings							
£350 million 6¾% 2019 unsecured bond	i	–	–	–	(346)	(346)	(346)
£325 million 7% 2012 unsecured bond	i	–	–	(325)	–	(325)	(325)
Other secured US$ denominated loan		(2)	(1)	(4)	(5)	(10)	(12)
Other long term borrowings		(7)	(37)	(3)	–	(40)	(47)
Finance lease obligations	iii	(1)	(1)	(2)	(1)	(4)	(5)
Bank overdrafts		(20)	–	–	–	–	(20)
Other short term bank borrowings		(67)	–	–	–	–	(67)
Borrowings		(97)	(39)	(334)	(352)	(725)	(822)
Bank balances and cash		102	–	–	–	–	102
Short term bank deposits	ii	12	–	–	–	–	12
Cash and cash equivalents	iv	114	–	–	–	–	114
Net borrowings		17	(39)	(334)	(352)	(725)	(708)
2007							
Other borrowings							
£350 million 6¾% 2019 unsecured bond	i	–	–	–	(346)	(346)	(346)
£325 million 7% 2012 unsecured bond	i	–	–	(325)	–	(325)	(325)
£30 million 12⅜% 2008 Westland Group plc debenture	i	(30)	–	–	–	–	(30)
Other secured US$ denominated loan		(1)	(1)	(6)	(1)	(8)	(9)
Other long term borrowings		(2)	(4)	(2)	–	(6)	(8)
Finance lease obligations	iii	(1)	(1)	(2)	(8)	(11)	(12)
Bank overdrafts		(32)	–	–	–	–	(32)
Other short term bank borrowings		(26)	–	–	–	–	(26)
Borrowings		(92)	(6)	(335)	(355)	(696)	(788)
Bank balances and cash		135	–	–	–	–	135
Short term bank deposits	ii	147	–	–	–	–	147
Cash and cash equivalents	iv	282	–	–	–	–	282
Net borrowings		190	(6)	(335)	(355)	(696)	(506)

18 Net borrowings *continued*

Other borrowings include: Unsecured £350 million (2007 – £350 million) 6¾% bond maturing in 2019 less unamortised issue costs of £4 million (2007 – £4 million), unsecured £325 million (2007 – £325 million) 7% bond maturing in 2012 less unamortised issue costs of nil (2007 – nil) and secured term loans of £10 million (2007 – £39 million). These secured term loans include nil (2007 – £30 million) debenture stocks of Westland Group plc, redeemed in the year, which were secured by a floating charge on the undertaking and net assets including financial assets of nil (2007 – £88 million) of that company and certain of its subsidiaries and guaranteed by GKN Holdings plc, and £10 million (2007 – £9 million) secured by way of a fixed and floating charge on certain Aerospace fixed assets.

Notes

(i) Denotes borrowings at fixed rates of interest until maturity. All other borrowings and cash and cash equivalents are at variable interest rates.

(ii) The average interest rate on short term bank deposits was 2.22% (2007 – 5.48%). Deposits at 31 December 2008 have no fixed maturity date (2007 – 2 days).

(iii) Finance lease obligations gross of finance charges fall due as follows: £1 million within one year (2007 – £2 million); £4 million in one to five years (2007 – £8 million) and £2 million in more than five years (2007 – £12 million).

(iv) £10 million (2007 – £18 million) of the Group's cash and cash equivalents are held by the Group's captive insurance company to maintain solvency requirements and as collateral for Letters of Credit issued to the Group's principal external insurance providers. These funds, therefore, are not circulated within the Group on demand.

(b) Fair values of borrowings and cash and cash equivalents

	2008		2007	
	Book value £m	Fair value £m	Book value £m	Fair value £m
Other borrowings	(730)	(520)	(718)	(736)
Finance lease obligations	(5)	(5)	(12)	(12)
Bank overdrafts and other short term bank borrowings	(87)	(87)	(58)	(58)
Bank balances and cash	102	102	135	135
Short term bank deposits	12	12	147	147
	(708)	(498)	(506)	(524)

The following methods and assumptions were used in estimating fair values for financial instruments:

Unsecured bank overdrafts, other short term bank borrowings, bank balances and cash and short term bank deposits approximate to book value due to their short maturities. For other borrowings and finance lease obligations carrying fixed rates of interest, the repayments which the Group is committed to make have been discounted at the relevant interest rates applicable at 31 December 2008. Bonds included within other borrowings have been valued using quoted closing market values.

19 Financial risk management

The Group's activities give rise to a number of financial risks: market risk, credit risk and liquidity risk. Market risk includes foreign exchange risk, cash flow and fair value interest rate risk and commodity price risk. The Group has in place risk management policies that seek to limit the adverse effects on the financial performance. Derivative financial instruments, mainly forward foreign exchange contracts, are used to hedge risk exposures that arise in the ordinary course of business.

Risk management policies have been set by the Board and are implemented by the central Treasury Department that receives regular reports from all the operating companies to enable prompt identification of financial risks so that appropriate actions may be taken. The Treasury Department has a policy and procedures manual that sets out specific guidelines to manage foreign exchange risks, interest rate risk, financial credit risk and liquidity risk and the use of financial instruments to manage these. These disclosures should be read in conjunction with the financing and risk commentary in the business review on pages 36 to 39.

(a) Foreign exchange risk

The Group has transactional currency exposures arising from sales or purchases by operating subsidiaries in currencies other than the subsidiaries' functional currency. These exposures are forecast on a monthly basis by operating companies and are reported to the central Treasury Department. Under the Group's foreign exchange policy, such exposures are hedged on a reducing percentage basis over a number of forecast time horizons.

The Group has a significant investment in overseas operations. As a result, the sterling value of the Group's balance sheet can be affected by movements in exchange rates. Until December 2008, the Group's policy was to mitigate the effect of these translational currency exposures for major currencies (US dollar, euro and yen) by hedging 70% to 90% of the net investment in overseas operations using forward foreign currency contracts or foreign currency borrowings. Such hedging instruments were in place until maturity in December 2008. The net investment hedging policy was suspended in December 2008 due to concerns about settlement values at a time of exchange rate volatility.

The main impact of foreign exchange risk on the Group's results arises from the translation into sterling of the results of operations outside of the UK. The Group's largest exposures are the euro and the US dollar where a 1% movement in the average rate impacts trading profit of subsidiaries and joint ventures by £1.2 million and £0.8 million respectively.

Regarding financial instruments, a 1% strengthening of sterling against the currency rates indicated below would have the following impact on operating profit:

	Trading profit		
	Payables and receivables £m	Derivative financial instruments £m	Intra-group funding £m
Euro	0.2	(0.4)	(1.3)
US dollar	(0.3)	8.3	(1.0)

The derivative sensitivity analysis has been prepared by reperforming the calculations used to determine the balance sheet values adjusted for the changes in the individual currency rates indicated with all other cross currency rates remaining constant. The sensitivity is a fair value change relating to derivatives for which the underlying transaction has not occured at 31 December. The Group intends to hold all such derivatives to maturity. The analysis of other items has been prepared based on an analysis of a currency balance sheet.

Analysis of net borrowings by currency:

	2008			2007		
	Borrowings £m	Cash and cash equivalents £m	Total £m	Borrowings £m	Cash and cash equivalents £m	Total £m
Sterling	(726)	24	(702)	(702)	152	(550)
US dollar	(27)	15	(12)	(36)	10	(26)
Euro	(10)	35	25	(12)	41	29
Others	(59)	40	(19)	(38)	79	41
	(822)	114	(708)	(788)	282	(506)

19 Financial risk management *continued*

(b) Interest rate risk

The Group is exposed to fair value interest rate risk on fixed rate borrowings and cash flow interest rate risk on variable rate net borrowings/ funds. The Group's policy is to optimise interest cost in reported earnings and reduce volatility in the debt related element of the Group's cost of capital. This policy is achieved by maintaining a target range of fixed and floating rate debt for discrete annual periods, over a defined time horizon. The Group's normal policy is to require interest rates to be fixed for 30% to 70% of the level of underlying borrowings forecast to arise over a 12 month horizon. This policy remains suspended following a Board decision in December 2004 after receipt of the original sale proceeds on the sale of the GKN share in AgustaWestland given the absence of floating rate bank debt. Following repayment of the fixed interest Westland Group plc debenture in September 2008 the Group has operated close to the policy parameters. At 31 December 2008 83% (2007 – 89%) of the Group's gross borrowings were subject to fixed interest rates.

As at 31 December 2008 £12 million (2007 – £147 million) was in bank deposits of which £12 million (2007 – £145 million) was on deposit with UK banks.

A 1% change in interest rates would have a £0.4 million impact on net interest. This sensitivity flexes the interest rate of variable rate borrowings, assuming the level and currency mix at 31 December 2008 remains in place for 12 months.

(c) Credit risk

The Group is exposed to credit-related losses in the event of non-performance by counterparties to financial instruments. In terms of substance, and consistent with the related balance sheet presentation, the Group considers it has two types of credit risk; operational and financial. Operational credit risk relates to non-performance by customers in respect of trade receivables and by suppliers in respect of other receivables. Financial credit risk relates to non-performance by banks and similar institutions in respect of cash and deposits, facilities and financial contracts, including forward foreign currency contracts.

Operational

As tier-one suppliers to automotive, off-highway and aerospace original equipment manufacturers, the Group may have substantial amounts outstanding with a single customer at any one time. The credit profiles of such original equipment manufacturers are available from credit rating agencies. The failure of any such customer to honour its debts could materially impact the Group's results. However, there are many advantages in these relationships. In certain parts of the Group, mainly Industrial Distribution Services within Driveline and OffHighway there are a greater proportion of amounts receivable from small and medium sized customers.

Credit risk and customer relationships are managed at a number of levels within the Group. At a subsidiary level documented credit control reviews are required to be held at least every month. The scope of these reviews includes amounts overdue and credit limits. At a divisional level debtor ratios, overdue accounts and overall performance are reviewed regularly. Provisions for doubtful debts are determined at these levels based upon the customer's ability to pay and other factors in the Group's relationship with the customer.

At 31 December the amount of trade receivables analysed by major segment due from the largest 5 customers as a proportion of total trade receivables is as follows:

	2008 %	2007 %
Driveline	48	46
Powder Metallurgy	20	21
OffHighway	32	32
Aerospace	54	45

The amount of trade receivables outstanding at the year end does not represent the maximum exposure to operational credit risk due to the normal patterns of supply and payment over the course of a year. Based on management information collected as at month ends the maximum level of trade receivables at any one point during the year was £714 million (2007 – £650 million).

Financial

Credit risk is mitigated by the Group's policy of only selecting counterparties with a strong investment graded long term credit rating, normally at least AA- or equivalent, and assigning financial limits to individual counterparties.

The maximum exposure with a single bank for deposits is £12 million (2007 – £25 million), whilst the maximum mark to market exposure for forward foreign currency contracts at 31 December 2008 to a single bank was nil (2007 – £3 million). The amounts on deposit at year end represent the Group's maximum exposure to financial credit risk with Group indebtedness varying over the course of a year in line with normal financing and trading patterns.

19 Financial risk management *continued*

(d) Capital risk management

The Group's objectives when managing capital are to safeguard the ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain a capital structure which optimises the cost of capital.

In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce borrowings.

The Group monitors capital on the basis of the ratio of Gross borrowings to EBITDA.

The Group seeks to operate at an EBITDA of subsidiaries to Gross debt ratio of 2.5 times or less and the ratios at 31 December 2008 and 2007 were as follows:

	2008 £m	2007 £m
Gross borrowings	822	788
EBITDA	377	428
Gross borrowings to EBITDA ratio	2.2 times	1.8 times

The Group's only external banking covenant requires an EBITDA of subsidiaries to net interest payable and receivable ratio of 3.5 times or more. The ratios at 31 December 2008 were as follows:

	2008 £m	2007 £m
EBITDA	377	428
Net interest payable and receivable	(47)	(43)
EBITDA to net interest payable and receivable ratio	8.0 times	10.0 times

(e) Liquidity risk

The Group is exposed to liquidity risk as part of its normal financing and trading cycle at times when peak borrowings are required. Borrowings normally peak in May and September following dividend and bond coupon payments. The Group's policies are to ensure that sufficient liquidity is available to meet obligations when they fall due and to maintain sufficient flexibility in order to fund investment and acquisition objectives. Liquidity needs are assessed through short and long term forecasts. Committed bank facilities of £350 million expire in July 2010 and on which there were drawings at the year end of £34 million (2007 – £350 million expiring in July 2010 and undrawn at the year end). A further £9 million of the facility had been utilised for Letters of Credit on Group borrowings in China. Additional committed facilities were agreed in the year amounting to £55 million, maturing in 2013 and €50 million maturing in 2011. Committed facilities are provided through 12 banks.

Maturity analysis of borrowings and derivative financial instrument liabilities

	Within one year £m	One to two years £m	Two to five years £m	More than five years £m	Total £m
2008					
Borrowings (note 18)	(97)	(39)	(334)	(352)	(822)
Contractual interest payments and finance lease charges	(50)	(49)	(107)	(144)	(350)
Derivative financial instruments liabilities — receipts	319	111	220	211	861
Derivative financial instruments liabilities — payments	(373)	(133)	(269)	(260)	(1,035)
	(201)	(110)	(490)	(545)	(1,346)
2007					
Borrowings (note 18)	(92)	(6)	(335)	(355)	(788)
Contractual interest payments and finance lease charges	(50)	(47)	(128)	(169)	(394)
Derivative financial instruments liabilities — receipts	883	16	23	18	940
Derivative financial instruments liabilities — payments	(894)	(17)	(23)	(18)	(952)
	(153)	(54)	(463)	(524)	(1,194)

There is no significant difference in the contractual undiscounted value of other financial liabilities from the amounts stated in the balance sheet and balance sheet notes.

19 Financial risk management *continued*

(f) Commodity price risk

The Group is exposed to changes in commodity prices, particularly of metals, which has a significant impact on input costs and the overall financial results. The Group seeks to mitigate this exposure in a variety of ways including medium term price agreements, surcharges and advance purchasing. In rare circumstances and only in respect of certain specified risks, the Group uses derivative commodity hedging instruments. The impact of such financial instruments in respect of the overall commodity price risk is not material.

(g) Categories of financial assets and financial liabilities

	Loans and receivables £m	Amortised cost £m	Held for trading: Financial assets £m	Held for trading: Financial liabilities £m	Derivatives used for hedging £m	Total £m
2008						
Other receivables and investments	4	—	—	—	—	4
Trade and other receivables	600	—	—	—	—	600
Derivative financial instruments	—	—	62	(184)	(8)	(130)
Cash and cash equivalents	114	—	—	—	—	114
Borrowings	—	(822)	—	—	—	(822)
Trade and other payables	—	(717)	—	—	—	(717)
Provisions	—	(5)	—	—	—	(5)
	718	(1,544)	62	(184)	(8)	(956)
2007						
Other receivables and investments	9	—	—	—	—	9
Trade and other receivables	538	—	—	—	—	538
Derivative financial instruments	—	—	24	(13)	(16)	(5)
Cash and cash equivalents	282	—	—	—	—	282
Borrowings	—	(788)	—	—	—	(788)
Trade and other payables	—	(631)	—	—	—	(631)
Provisions	—	(1)	—	—	—	(1)
	829	(1,420)	24	(13)	(16)	(596)

20 Derivative financial instruments

	2008			2007	
	Current		Non-current	Current	
	Assets £m	Liabilities £m	Liabilities £m	Assets £m	Liabilities £m
Forward currency contracts					
not hedge accounted	13	(171)	—	23	(6)
hedge accounted	—	(6)	(2)	1	—
Commodity contracts — not hedge accounted	—	(2)	—	—	(1)
Embedded derivatives	49	(11)	—	1	(6)
Net investment hedges	—	—	—	—	(17)
	62	(190)	(2)	25	(30)

The amounts in respect of embedded derivatives primarily represent the movement between 1 January 2008 and 31 December 2008 or date of maturity in the value of the embedded derivatives in commercial contracts between European Aerospace subsidiaries and customers and suppliers outside the USA which are denominated in US dollars.

Forward foreign exchange contracts, commodity contracts and embedded derivatives are marked to market using published prices, with forward foreign exchange contracts and commodity contracts being settled on a net basis.

Hedge accounting

Cash flow hedges

The Group manages exposure to foreign currency fluctuations on outstanding purchase and sale agreements using forward foreign currency contracts. The Group has adopted transactional foreign exchange hedge accounting in a limited number of contracts. The value of forward foreign exchange contracts subject to hedge accounting was £8 million liability (2007 – £1 million asset). The net cash flows and profit impact will occur during 2009 to 2012 (2007 – during 2008). A £7 million loss was recognised in equity during the year (2007 – £1 million gain) in respect of contracts outstanding at 31 December. An accumulated gain of £1 million was removed from equity during the year and included in the income statement as a £1 million gain in cost of sales. Cash flow hedging was 100% effective during 2008 and 2007.

Net investment hedging

See note 19. For the purposes of hedge accounting, net investment hedging was 100% effective during 2008 and 2007.

21 Provisions

	Restructuring £m	Warranty £m	Legal and environmental £m	Other £m	Total £m
At 1 January 2008	(28)	(13)	(21)	(34)	(96)
Charge for the year:					
Additions	(21)	(7)	(4)	(4)	(36)
Unused amounts reversed	—	1	—	7	8
Amounts used	26	5	3	7	41
Currency variations	(7)	(4)	(5)	(4)	(20)
At 31 December 2008	**(30)**	**(18)**	**(27)**	**(28)**	**(103)**
Due within one year	(23)	(10)	(10)	(6)	(49)
Due in more than one year	(7)	(8)	(17)	(22)	(54)
	(30)	(18)	(27)	(28)	(103)

21 Provisions *continued*

Restructuring

Restructuring provisions outstanding at 31 December 2008 relate primarily to the estimated future cash outflows in respect of redundancies and onerous contracts (predominantly leases) arising from Group strategic restructuring programmes, details of the charges in respect of which are included in note 3. Amounts are only set aside when irrevocable commitments exist at the balance sheet date and these invariably reflect actual or constructive contractual arrangements which indicate the amount and most likely timing of flows. Cash outflows that are expected to arise beyond 12 months in part relate to lease contracts where the average remaining maturity is 5 years from 31 December as well as phased retirement scheme payments in European Driveline and OffHighway businesses which have between 3 and 5 years to run.

Warranty

Provisions set aside for warranty exposures either relate to amounts provided systematically based on historical experience under contractual warranty obligations attaching to the supply of goods or specific provisions created in respect of individual customer issues undergoing commercial resolution and negotiation. In the event of a claim, settlement will be negotiated with the customer based on supply of replacement products and compensation for the customer's associated costs. Amounts set aside represent management's best estimate of the likely settlement and the timing of any resolution with the relevant customer.

Legal and environmental

Legal provisions amounting to £9 million (2007 – £5 million) relate to management estimates of amounts required to settle or remove litigation actions that have arisen in the normal course of business. Further details are not provided to avoid the potential of seriously prejudicing the Group's stance in law. Amounts unused and reversed only arise when the matter is formally settled or when a material change in the litigation action occurs where legal advice confirms lower amounts need to be retained to cover the exposure.

As a consequence of primarily legacy activities a small number of sites in the Group are subject to environmental remediation actions, which in all cases are either agreed formally with relevant local and national authorities and agencies or represent management's view of the likely outcome having taken appropriate expert advice and following consultation with appropriate authorities and agencies. Amounts charged and carried reflect the current best estimates of the likely cost of remediation and inherent timings.

Other

Other provisions include claims provisions held within the Group's captive insurance company £10 million (2007 – £8 million), provisions held in respect of onerous loss making contracts £6 million (2007 – £11 million), and long service non-pension and other employee related obligations arising primarily in the Group's continental European subsidiaries £12 million (2007 – £15 million). Claims provisions and charges are established in accordance with external insurance and actuarial advice. The onerous loss making contract provisions relate to specific non-cancellable contractual commitments where it is anticipated that unavoidable net operating losses will arise.

Vacant leasehold property provisions included in Restructuring and Other provisions above amount to £5 million (2007 – £1 million).

22 Share capital

	Authorised 2008 £m	Authorised 2007 £m	Allotted, called up and fully paid 2008 £m	Allotted, called up and fully paid 2007 £m
Ordinary shares of 50p each	450	450	372	372

Ordinary shares of 50p each	Number 000s	Number 000s	Number 000s	Number 000s
At 1 January	900,000	900,000	743,699	741,513
Shares issued under the share option schemes	—	—	205	2,186
At 31 December	900,000	900,000	743,904	743,699

At the last Annual General Meeting, shareholder authority was obtained for the Company to purchase up to a maximum of 70.5 million of its own ordinary shares (representing 10% of the issued share capital of the Company on 31 December 2007) for a period ending on the earlier of the next Annual General Meeting or 1 August 2009, provided that certain conditions (relating to the purchase price) are met. The Notice of Annual General Meeting proposes that shareholders approve a resolution updating and renewing this authority. Shares in the Company may also be purchased by the GKN Employee's Share Ownership Plan (ESOP) Trust.

At 31 December 2008 there were 38,384,253 ordinary shares of 50p each (nominal value £19.2 million (2007 – £19.3 million)) held as treasury shares. No shares were purchased in the open market during 2008 or 2007. A total of 274,889 shares were transferred out of treasury during 2008 to satisfy the exercise of options by former employees under share option schemes.

The remaining treasury shares, which represented 5.2% (2007 – 5.2%) of the called up share capital at the end of the year, have not been cancelled but are held as treasury shares and represent a deduction from shareholders' equity.

During the year shares issued under the share option schemes generated less than £1 million (2007 – £5 million).

23 Changes in equity

	Share capital £m	Share premium £m	Retained earnings £m	Other reserves: Exchange reserve £m	Other reserves: Hedging reserve £m	Other reserves: Other reserves £m	Shareholders' equity £m	Minority interests – equity £m	Total equity £m
At 1 January 2007	371	25	589	(98)	45	(40)	892	16	908
Total recognised income and expense for the year	—	—	329	64	(28)	—	365	4	369
Share issues	1	4	—	—	—	—	5	—	5
Share-based payments	—	—	6	—	—	—	6	—	6
Transfers	—	—	1	—	—	(1)	—	—	—
Dividends	—	—	(91)	—	—	—	(91)	(1)	(92)
At 31 December 2007	372	29	834	(34)	17	(41)	1,177	19	1,196
Total recognised income and expense for the year	—	—	(492)	535	(221)	—	(178)	6	(172)
Sale of treasury shares	—	—	1	—	—	—	1	—	1
Share-based payments	—	—	2	—	—	—	2	—	2
Minority investment	—	—	—	—	—	—	—	1	1
Transfers	—	—	42	(2)	—	(40)	—	—	—
Dividends	—	—	(97)	—	—	—	(97)	(3)	(100)
At 31 December 2008	372	29	290	499	(204)	(81)	905	23	928

Retained earnings include £99 million (2007 – £100 million) of the Company's shares held in treasury. Other reserves include accumulated reserves where distribution has been restricted due to legal or fiscal requirements and accumulated adjustments in respect of piecemeal acquisitions. The accumulated debit balance includes the impact of the demerger transaction of Industrial Services in 2001.

24 Acquisitions

There were no acquisitions in 2008.

Finalisation of fair value adjustments in respect of the 2007 acquisition of Teleflex Aerospace Manufacturing Group of Teleflex Inc on 29 June 2007 were finalised in the first half of 2008. There have been no amendments to the provisional fair values disclosed in the consolidated financial statements for the year ended 31 December 2007.

Post balance sheet acquisition

On 5 January 2009, the Group acquired the wing component and sub-assembly operation of Airbus UK which is located on the Airbus Filton site in the UK. The acquisition of the Filton facility delivers considerable benefits as the Group becomes a leading global player in critical wing structures and composites and establishes a strategic supplier relationship with Airbus.

The contractual consideration of £176 million after allowing for pension funding and other employee related matters will result in an aggregate cash payment of up to £136 million to Airbus. This amount comprises an initial cash payment of £96 million paid on completion with a subsequent amount payable following finalisation of acquisition date inventory adjustments and £36 million payable in annual instalments over the six years 2010–2015 contingent on revenue metrics. Professional fees and other costs directly attributed to the acquisition are expected to amount to £6 million. The cash spend in 2008 on this acquisition was £1 million.

The fair value exercise is at an early stage and due to its proximity to the year end it is impracticable to determine appropriate fair values. Provisional book and fair values will be disclosed in the Group's 2009 Half Year Report. Initial unaudited book values at the date of acquisition recorded in 2009 management accounts reflect fixed assets of £48 million and inventory of £41 million.

As previously included in announcements to the Stock Exchange it is expected that the Filton operation will generate sales in 2009 of approximately £375 million and will be earnings accretive and cash generative. 2009 trading margin is estimated at 6% before the impact of fair value adjustments, particularly to inventory and property, plant and equipment, which will be determined during the fair value exercise.

On completion of the acquisition the Group secured additional borrowing facilities amounting to £180 million.

25 Cash flow reconciliations

	2008 £m	2007 £m
Cash generated from operations		
Operating profit/(loss)	(86)	221
Adjustments for:		
Depreciation, impairment and amortisation of fixed assets		
Charged to trading profit		
Depreciation	165	141
Impairment	1	1
Amortisation	10	9
Amortisation of non-operating intangible assets arising on business combinations	10	8
Restructuring and impairment charges	127	(9)
Changes in fair value of derivative financial instruments	133	10
Amortisation of capital grants	(2)	(2)
Net profits on sale of fixed assets	(1)	(8)
Charge for share-based payments	2	6
Movement in post-employment obligations	(26)	(29)
Change in inventories	7	(51)
Change in receivables	93	(14)
Change in payables and provisions	(105)	16
	328	299
Movement in net debt		
Net movement in cash and cash equivalents	(156)	(78)
Net movement in borrowings	(79)	(8)
Currency variations	24	5
Finance leases	9	1
Subsidiaries acquired and sold	—	—
Movement in year	(202)	(80)
Net debt at beginning of year	(506)	(426)
Net debt at end of year	(708)	(506)
Reconciliation of cash and cash equivalents		
Cash and cash equivalents per balance sheet	114	282
Bank overdrafts included within current liabilities — borrowings	(20)	(32)
Cash and cash equivalents per cash flow	94	250

26 Post-employment obligations

Post-employment obligations as at the year end comprise:		2008 £m	2007 £m
Pensions	— funded	(417)	(24)
	— unfunded	(348)	(260)
Medical	— funded	(18)	(9)
	— unfunded	(51)	(38)
		(834)	(331)

Pensions and medical — funded

The Group's pension arrangements comprise various defined benefit and defined contribution schemes throughout the world. A number of retirement plans are operated which provide certain employees with post-employment medical benefits.

Pensions

In the UK, pension arrangements are made through an externally funded defined benefit scheme. In the USA and the Rest of the World there are a number of externally funded defined benefit schemes while in certain companies in Europe funds are retained within the business to provide for post-employment obligations.

(a) Defined benefit schemes — measurement and assumptions

Independent actuarial valuations of all major defined benefit scheme assets and liabilities were carried out at 31 December 2008. The present value of the defined benefit obligation, the related current service cost and the past service cost were measured using the projected unit credit method.

Key assumptions were:

	UK %	Americas %	Europe %	ROW %
2008				
Rate of increase in pensionable salaries	3.9	3.5	2.50	3.5
Rate of increase in payment and deferred pensions	3.0	2.0	1.75	n/a
Discount rate	6.5	5.8	6.00	2.0
Inflation assumption	2.9	2.5	1.75	1.0
Rate of increases in medical costs:				
initial/long term	6.6/4.5	9.0/5.0	n/a	n/a
2007				
Rate of increase in pensionable salaries	4.3	3.5	2.50	2.0
Rate of increase in payment and deferred pensions	3.4	2.0	1.75	n/a
Discount rate	5.9	6.4	5.60	2.3
Inflation assumption	3.3	2.5	1.75	1.0
Rate of increases in medical costs:				
initial/long term	8.0/4.5	9.0/5.0	n/a	n/a

Discount rates in the table above for the UK and Europe were referenced against specific iBoxx indices, whilst the Citigroup liability index was the reference point for the USA discount rate. The reference for the UK discount rate was the yield as at 31 December on the iBoxx Corporate rated AA bonds with a maturity of 15 years plus, which was 6.7%. Allowing for movements in the rate immediately after the end of the year a discount rate of 6.5% was selected. The equivalent reference rate for Europe is the iBoxx Corporate rated AA bonds with a maturity of 10 years plus. The constituents of this index also changed on 2 January and the selected 6% discount rate reflects a 30 bps reduction in the yield from the reported 31 December 2008 yield. For the USA, the discount rate matched the Citigroup liability index as at end 2008 of 5.8%.

26 Post-employment obligations *continued*

The underlying mortality assumptions for the major schemes are as follows:

United Kingdom

Such is the size and profile of the UK scheme that data on the scheme's mortality experience is collected and reviewed annually. The key current year mortality assumptions for the scheme use PA92 (Year of Birth) tables with a plus 2.5 year age adjustment to reflect actual mortality experience for the scheme together with medium cohort projected improvement in longevity. Using these assumptions a male aged 65 lives for a further 19.8 years, whilst a male aged 40 is expected to live a further 21 years after retiring at 65. The prior period valuations used the same mortality assumptions.

Overseas

In the USA, CL2007 tables which were first adopted in 2007 have been used whilst in Germany the RT2005-G tables have again been used. In the USA the longevity assumption for a male aged 65 is that he lives a further 18.8 years whilst in Germany for a further 17.7 years. The longevity assumption for a USA male currently aged 40 is that he also lives for a further 18.8 years once attaining 65 years, with the German equivalent assumption being 17.7 years. These assumptions are based solely on the prescribed tables not on actual GKN experience.

Assumption sensitivity analysis

The impact of a one percentage point movement in the primary assumptions as at 31 December 2008 is set out below:

	UK		Americas		Europe		ROW	
	Liabilities £m	Income statement £m	Liabilities £m	Income statement £m	Liabilities £m	Income statement £m	Liabilities £m	Income statement £m
Discount rate +1%	230	—	44	1	45	1	6	—
Discount rate -1%	(279)	—	(55)	(1)	(48)	(1)	(6)	—
Rate of inflation +1%	(233)	—	—	—	(29)	—	—	—
Rate of inflation -1%	195	—	—	—	32	—	—	—
Rate of increase in medical costs +1%	—	—	(1)	—	—	—	—	—
Rate of increase in medical costs -1%	—	—	1	—	—	—	—	—

(b) Defined benefit schemes — reporting

The amounts recognised in the income statement are:

	2008				2007
	Trading Profit				
Included within operating profit	Employee benefit expense £m	Redundancy and other employment amounts £m	Restructuring and impairment charges £m	Total £m	Total £m
Current service cost	(35)	—	—	(35)	(32)
Past service cost	(1)	(1)	(1)	(3)	7
Settlement/curtailments	12	—	—	12	2
	(24)	(1)	(1)	(26)	(23)
Included within net financing costs					
Expected return on pension scheme assets				163	146
Interest on post-employment obligations				(166)	(149)
				(3)	(3)

The 2008 past service cost charge relates to augmentations arising in the UK on redundancy programmes and additional charges in respect of a continental European subsidiary. The 2007 past service credit of £7 million included a £12 million credit from the impact of changes to retiree medical benefits in the USA, partly offset by a past service charge of £5 million, £4 million of which is within Restructuring and impairment charges primarily from further downsizing of a UK business in the Automotive portfolio.

The 2008 settlement/curtailment credit arises from changes to freeze pension benefit entitlements in Driveline and Powder Metallurgy businesses in the USA. The 2007 settlement/curtailments credit arises from changes in pension regulations in Italy.

26 Post-employment obligations *continued*

The amounts recognised in respect of funded obligations in the balance sheet are:

	2008					2007
	UK £m	Americas £m	Europe £m	ROW £m	Total £m	£m
Present value of funded obligations	(2,031)	(354)	(20)	(39)	(2,444)	(2,528)
Fair value of plan assets	1,759	202	29	19	2,009	2,495
Net obligation recognised in the balance sheet	(272)	(152)	9	(20)	(435)	(33)

The contributions expected to be paid by the Group during 2009 to the UK scheme are £29 million and to overseas schemes are £30 million.

Cumulative actuarial gains and losses recognised in equity are as follows:

	2008 £m	2007 £m
At 1 January	242	17
Net actuarial gains in year	(386)	225
At 31 December	(144)	242

Movement in schemes' obligations (funded and unfunded) during the year

	UK £m	Americas £m	Europe £m	ROW £m	Total £m
At 1 January 2008	(2,264)	(270)	(268)	(24)	(2,826)
Current service cost	(20)	(7)	(5)	(3)	(35)
Interest	(131)	(18)	(16)	(1)	(166)
Contributions by participants	(7)	—	—	—	(7)
Actuarial gains and losses	258	(22)	10	(2)	244
Benefits paid	123	12	15	2	152
Past service cost	(2)	1	(2)	—	(3)
Curtailments	—	12	—	—	12
Currency variations	—	(109)	(87)	(18)	(214)
At 31 December 2008	(2,043)	(401)	(353)	(46)	(2,843)
At 1 January 2007	(2,375)	(301)	(277)	(23)	(2,976)
Subsidiaries acquired	—	—	—	—	—
Current service cost	(16)	(8)	(6)	(2)	(32)
Interest	(119)	(17)	(13)	—	(149)
Contributions by participants	(11)	—	—	—	(11)
Actuarial gains and losses	141	28	36	—	205
Benefits paid	121	13	13	2	149
Past service cost	(5)	12	—	—	7
Curtailments	—	—	2	—	2
Currency variations	—	3	(23)	(1)	(21)
At 31 December 2007	(2,264)	(270)	(268)	(24)	(2,826)

26 Post-employment obligations *continued*

Movement in schemes' assets during the year

	UK £m	Americas £m	Europe £m	ROW £m	Total £m
At 1 January 2008	2,248	212	21	14	2,495
Expected return on assets	144	17	1	1	163
Actuarial gains and losses	(539)	(87)	—	(4)	(630)
Contributions by Group	22	12	1	2	37
Contributions by participants	7	—	—	—	7
Benefits paid	(123)	(11)	(1)	(2)	(137)
Currency variations	—	59	7	8	74
At 31 December 2008	1,759	202	29	19	2,009
At 1 January 2007	2,187	196	19	13	2,415
Subsidiaries acquired	—	—	—	—	—
Expected return on assets	131	14	1	—	146
Actuarial gains and losses	21	—	(1)	(1)	19
Contributions by Group	19	15	1	2	37
Contributions by participants	11	—	—	—	11
Benefits paid	(121)	(11)	(1)	(1)	(134)
Currency variations	—	(2)	2	1	1
At 31 December 2007	2,248	212	21	14	2,495

The defined benefit obligation is analysed between funded and unfunded schemes as follows:

	2008					
	UK £m	Americas £m	Europe £m	ROW £m	Total £m	2007 £m
Funded	(2,031)	(354)	(20)	(39)	(2,444)	(2,528)
Unfunded	(12)	(47)	(333)	(7)	(399)	(298)
	(2,043)	(401)	(353)	(46)	(2,843)	(2,826)

The fair value of the assets in the schemes and the expected rates of return were:

	UK		Americas		Europe		ROW	
	Long term rate of return expected %	Value £m	Long term rate of return expected %	Value £m	Long term rate of return expected %	Value £m	Long term rate of return expected %	Value £m
At 31 December 2008								
Equities (inc. hedge funds)	8.0	667	8.5	125	—	—	5.6	7
Bonds	5.3	912	5.5	70	—	—	1.6	8
Property	6.8	80	—	—	—	—	—	—
Cash/short term mandate	2.0	74	4.4	7	—	—	1.1	2
Other assets	6.5	26	—	—	5.6	29	0.9	2
		1,759		202		29		19
At 31 December 2007								
Equities (inc. hedge funds)	8.0	1,114	8.5	142	—	—	6.2	8
Bonds	5.1	810	5.5	57	—	—	1.3	4
Property	6.7	102	—	—	—	—	—	—
Cash/short term mandate	5.7	190	4.7	13	—	—	1.0	1
Other assets	5.8	32	—	—	5.1	21	0.9	1
		2,248		212		21		14

The expected return on plan assets is a blended average of projected long term returns for the various asset classes. Equity returns are developed based on the selection of the equity risk premium above the risk-free rate which is measured in accordance with the yield on government bonds. Bond returns are selected by reference to the yields on government and corporate debt, as appropriate to the plan's holdings of these instruments, all other asset classes returns are determined by reference to current experience.

The actual return on plan assets was negative £467 million (2007 – £165 million positive).

26 Post-employment obligations *continued*

History of experience gains and losses

	UK	Americas	Europe	ROW
2008				
Experience adjustments arising on scheme assets:				
Amount – £m	(539)	(86)	–	(4)
Percentage of scheme assets	(30.6%)	(43.1%)	0.0%	(21.0%)
Experience gains and losses on scheme liabilities:				
Amount – £m	7	2	(5)	–
Percentage of the present value of scheme liabilities	0.3%	0.5%	(1.4%)	0.0%
Present value of scheme liabilities – £m	(2,043)	(401)	(353)	(46)
Fair value of scheme assets – £m	1,759	202	29	19
Deficit – £m	(284)	(199)	(324)	(27)
2007				
Experience adjustments arising on scheme assets:				
Amount – £m	21	–	(1)	(1)
Percentage of scheme assets	0.9%	–	(4.8%)	(7.1%)
Experience gains and losses on scheme liabilities:				
Amount – £m	(7)	4	(3)	–
Percentage of the present value of scheme liabilities	(0.3%)	1.6%	(1.4%)	0.0%
Present value of scheme liabilities – £m	(2,264)	(270)	(268)	(24)
Fair value of scheme assets – £m	2,248	212	21	14
Deficit – £m	(16)	(58)	(247)	(10)
2006				
Experience adjustments arising on scheme assets:				
Amount – £m	35	15	(1)	–
Percentage of scheme assets	1.6%	7.6%	(4.5%)	–
Experience gains and losses on scheme liabilities:				
Amount – £m	15	–	–	(1)
Percentage of the present value of scheme liabilities	0.6%	0.0%	0.0%	(6.7%)
Present value of scheme liabilities – £m	(2,375)	(301)	(277)	(23)
Fair value of scheme assets – £m	2,187	196	19	13
Deficit – £m	(188)	(105)	(258)	(10)
2005				
Experience adjustments arising on scheme assets:				
Amount – £m	187	(1)	1	2
Percentage of scheme assets	9.7%	(0.7%)	5.0%	14.7%
Experience gains and losses on scheme liabilities:				
Amount – £m	(22)	3	(5)	(1)
Percentage of the present value of scheme liabilities	(0.9%)	0.9%	(1.8%)	(3.0%)
Present value of scheme liabilities – £m	(2,381)	(316)	(284)	(23)
Fair value of scheme assets – £m	1,915	170	20	14
Deficit – £m	(466)	(146)	(264)	(9)
2004				
Experience adjustments arising on scheme assets:				
Amount – £m	68	4	(1)	(3)
Percentage of scheme assets	4.0%	3.1%	(7.3%)	(17.6%)
Experience gains and losses on scheme liabilities:				
Amount – £m	(8)	1	–	1
Percentage of the present value of scheme liabilities	(0.4%)	(0.4%)	0.0%	1.2%
Present value of scheme liabilities – £m	(2,152)	(262)	(260)	(41)
Fair value of scheme assets – £m	1,697	128	19	17
Deficit – £m	(455)	(134)	(241)	(24)

(c) Defined contribution schemes

The Group operates a number of defined contribution schemes outside the United Kingdom. The charge to the income statement in the year was £14 million (2007 – £10 million).

Notes to the Financial Statements

continued

27 Contingent assets and liabilities

Aside from the unrecognised contingent asset referred to in note 5 in respect of Franked Investment Income, there were no other material contingent assets at 31 December 2008.

At 31 December 2008 the Group had contingent liabilities in respect of bank and other guarantees amounting to £13 million (2007 – £7 million). In the case of certain businesses performance bonds and customer finance obligations have been entered into in the normal course of business.

28 Operating lease commitments – minimum lease payments

The minimum lease payments which the Group is committed to make at 31 December are:

	2008		2007	
	Property £m	Vehicles, plant and equipment £m	Property £m	Vehicles, plant and equipment £m
Payments under non-cancellable operating leases				
Within one year	27	12	19	11
Later than one year and less than five years	69	23	50	19
After five years	55	3	43	1
	151	38	112	31

29 Capital expenditure

Contracts placed against capital expenditure sanctioned at 31 December 2008 so far as not provided by subsidiaries amounted to £84 million (2007 – £47 million) and the Group's share not provided by joint ventures amounted to £1 million (2007 – £1 million).

30 Related party transactions

In the ordinary course of business, sales and purchases of goods take place between subsidiaries and joint venture companies priced on an 'arm's length' basis. Sales of product by subsidiaries to joint ventures in 2008 totalled £74 million (2007 – £70 million). The amount due at the year end in respect of such sales was £11 million (2007 – £8 million) (see note 16). Purchases by subsidiaries from joint ventures in 2008 totalled £11 million (2007 – £10 million). The amount due at the year end in respect of such purchases was £3 million (2007 – £2 million) (see note 17).

At 31 December 2008 a Group subsidiary had nil receivable (2007 – £2 million receivable) from a joint venture in respect of a short term financing facility bearing interest at LIBOR plus 1% (see note 16).

31 Post-balance sheet events

On 5 January 2009 the Group completed the acquisition of the wing component and sub-assembly operation of Airbus UK at Filton (see note 24).

In January 2009 the Group concluded the realisation in cash of Aerospace non-current and current assets amounting to £35 million with a customer at an amount in excess of their 31 December 2008 carrying value.

Independent Auditors' Report to the Members of GKN plc

We have audited the Company financial statements of GKN plc for the year ended 31 December 2008 which comprise the balance sheet and the related notes. These Company financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the Directors' remuneration report that is described as having been audited.

We have reported separately on the Group financial statements of GKN plc for the year ended 31 December 2008 on page 73.

Respective responsibilities of Directors and auditors

The Directors' responsibilities for preparing the annual report, the Directors' remuneration report and the Company financial statements in accordance with applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice) are set out in the Directors' responsibility statement on page 72.

Our responsibility is to audit the Company financial statements and the part of the Directors' remuneration report to be audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland). This report, including the opinion, has been prepared for and only for the Company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the Company financial statements give a true and fair view and whether the Company financial statements and the part of the Directors' remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985. We also report to you whether in our opinion the information given in the Directors' report is consistent with the Company financial statements. The information given in the Directors' report includes that specific information presented in the Chairman's statement, the Chief Executive's statement and the Business review that is cross referred from the business review section of the Directors' report.

In addition we report to you if, in our opinion, the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors' remuneration and other transactions is not disclosed.

We read other information contained in the annual report and consider whether it is consistent with the audited Company financial statements. The other information comprises only the Directors' report, the unaudited part of the Directors' remuneration report, the Chairman's statement, the Chief Executive's statement, the Business review, the corporate governance statement and the other information listed on the contents page of the annual report. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Company financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the Company financial statements and the part of the Directors' remuneration report to be audited. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the Company financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Company financial statements and the part of the Directors' remuneration report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the Company financial statements and the part of the Directors' remuneration report to be audited.

Opinion

In our opinion:

- the Company financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the Company's affairs as at 31 December 2008;
- the Company financial statements and the part of the Directors' remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985; and
- the information given in the Directors' report is consistent with the Company financial statements.



PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
Birmingham
25 February 2009

Balance Sheet of GKN plc

At 31 December 2008

	Notes	2008 £m	2007 £m
Fixed assets			
Investment in subsidiaries at cost	3	3,567	3,565
Current assets			
Amounts due from subsidiaries		49	63
Current liabilities — Amounts due within one year			
Amounts owed to subsidiaries		(2,640)	(2,709)
Net current liabilities		(2,591)	(2,646)
Total assets less current liabilities		976	919
Net assets		976	919
Capital and reserves			
Called up share capital	5	372	372
Share premium account	5	29	29
Profit and loss account	2, 4	575	518
		976	919

The financial statements on pages 120 to 122 were approved by the Board of Directors and authorised for issue on 25 February 2009. They were signed on its behalf by:

Sir Kevin Smith, William C Seeger — Directors

Notes to the Financial Statements of GKN plc

1 Significant accounting policies and basis of preparation

The separate financial statements of the Company are presented as required by the Companies Act 1985. They have been prepared under the historical cost convention and in accordance with applicable United Kingdom Accounting Standards and law. In accordance with FRS 1 (revised 1996) and FRS 8 the Company has taken advantage of the exemptions not to prepare a cash flow statement and not to disclose transactions with related parties. As the consolidated financial statements have been prepared in accordance with IFRS 7, the Company is exempt from the disclosure requirements of FRS 29. Other new accounting standards issued by the Accounting Standards Board and effective from 1 January 2008 have had no impact on the financial statements of the Company.

The principal accounting policies are summarised below. They have been applied consistently in both years presented.

Investments
Fixed asset investments in subsidiaries are shown at cost less provision for impairment.

Treasury shares
GKN shares which have been purchased and not cancelled are held as treasury shares and deducted from shareholders' equity.

Share-based payments
Equity-settled share-based payments are measured at fair value at the date of grant. The Company has no employees.

Equity-settled share-based payments that are made available to employees of the Company's subsidiaries are treated as increases in equity over the vesting period of the award, with a corresponding increase in the Company's investments in subsidiaries, based on an estimate of the number of shares that will eventually vest.

Profit and loss account
Interest income is recognised using the effective interest method. Dividend income is recognised when the right to receive payment is established. Current tax is recognised in the profit and loss account unless items relate to equity.

Dividends
The annual final dividend is not provided for until approved at the Annual General Meeting whilst interim dividends are charged in the period they are paid.

2 Profit and loss account

As permitted by section 230 of the Companies Act 1985 the Company has elected not to present its own profit and loss account for the year. The profit for the year ended 31 December 2008 was £151 million (2007 – £162 million).

Auditors' remuneration for audit services to the Company was £0.7 million (2007 – £0.6 million).

3 Fixed asset investments

	2008 £m	2007 £m
At 1 January	3,565	3,559
Additions	2	6
At 31 December	3,567	3,565

The addition in 2008 and 2007 represents the increase in the investment in subsidiaries attributable to the recognition of the share-based payment arrangements over the Company's shares. Principal subsidiary and joint venture companies, the investments in which are held through intermediate holding companies, are shown on pages 124 and 125.

Notes to the Financial Statements of GKN plc

continued

4 Profit and loss account

	2008 £m	2007 £m
At 1 January	518	441
Profit for the year	151	162
Sale of treasury shares	1	—
Share-based payments	2	6
Dividends	(97)	(91)
At 31 December	575	518

5 Reconciliation of movements in shareholders' funds

	2008 £m	2007 £m
At 1 January	919	837
Increase in share capital/premium	—	5
Profit for the year	151	162
Sale of treasury shares	1	—
Share-based payments	2	6
Dividends	(97)	(91)
At 31 December	976	919

Details of the dividends paid, share capital and share premium of GKN plc are disclosed in notes 8, 22 and 23 to the Group financial statements.

Group Financial Record

For the year ended 31 December 2008

	2008 £m	2007 £m	2006‡ £m	2005† £m	2004† £m
Consolidated income statements					
Sales — continuing subsidiaries	4,376	3,869	3,634	3,648	3,481
Trading profit	201	277	251	229	215
Restructuring and impairment charges	(153)	(31)	(74)	(98)	(262)
Amortisation of non-operating intangible assets arising on business combinations	(10)	(8)	(3)	(1)	(1)
Profits and losses on sale or closures of businesses	—	(7)	(4)	1	24
Change in value of derivative and other financial instruments	(124)	(10)	33	(33)	—
Operating profit/(loss)	(86)	221	203	98	(24)
Share of post-tax earnings of continuing joint ventures and associates	6	24	17	10	16
Net financing costs	(50)	(46)	(38)	(35)	(75)
Profit/(loss) before taxation from continuing operations	(130)	199	182	73	(83)
Taxation	10	(1)	(5)	(14)	(32)
Profit/(loss) after taxation from continuing operations	(120)	198	177	59	(115)
Share of post-tax earnings of joint ventures	—	—	—	—	62
Profit on disposal of joint ventures after taxation	13	—	—	—	825
Profit/(loss) after taxation from discontinued operations	13	—	—	—	887
Profit/(loss) for the year	(107)	198	177	59	772
Less: profit attributable to minority interests	(2)	(2)	—	(4)	(3)
Profit/(loss) attributable to equity shareholders	(109)	196	177	55	769
Profit before taxation from continuing operations — adjusted*	167	255	230	204	156
Earnings per share — p					
As reported	(17.3)	27.9	25.0	7.7	(16.1)
As adjusted*	23.8	35.1	30.1	22.3	23.2
Dividend per share — p	4.5	13.5	12.8	12.2	11.9
Consolidated balance sheets					
Non-current assets					
Intangible assets (including goodwill)	520	416	356	295	248
Property, plant and equipment	1,797	1,462	1,354	1,364	1,286
Investments in joint ventures	119	100	83	81	94
Deferred tax assets	52	56	114	172	206
Other non-current assets	23	22	24	21	23
	2,511	2,056	1,931	1,933	1,857
Current assets					
Inventories	718	552	470	467	448
Trade and other receivables	645	571	520	566	576
Cash and cash equivalents	114	282	342	724	860
Other (including assets held for sale)	79	27	32	50	1
	1,556	1,432	1,364	1,807	1,885
Current liabilities					
Borrowings	(97)	(92)	(39)	(47)	(54)
Trade and other payables	(972)	(837)	(743)	(795)	(796)
Current income tax liabilities	(115)	(104)	(93)	(109)	(128)
Other current liabilities (including liabilities associated with assets held for sale)	(239)	(75)	(77)	(107)	(36)
	(1,423)	(1,108)	(952)	(1,058)	(1,014)
Non-current liabilities					
Borrowings	(725)	(696)	(729)	(734)	(741)
Deferred tax liabilities	(63)	(75)	(63)	(60)	(84)
Other non-current liabilities	(40)	(31)	(29)	(24)	(17)
Provisions	(54)	(51)	(53)	(78)	(97)
Post-employment obligations	(834)	(331)	(561)	(885)	(854)
	(1,716)	(1,184)	(1,435)	(1,781)	(1,793)
Net assets	928	1,196	908	901	935
Net (debt)/funds	(708)	(506)	(426)	(65)	65

* Adjusted profit before taxation and earnings per share excludes the impact of restructuring and impairment charges, profits and losses on sale or closures of businesses, amortisation of non-operating intangible assets arising on business combinations, change in value of derivative and other financial instruments and discontinued operations.

† As restated for separate presentation of amortisation of non-operating intangibles.

‡ As restated for reclassification of the trading results of the UK cylinder liner manufacturing operation within the caption 'profits and losses on sale or closures of businesses'.

Principal Subsidiaries and Joint Ventures
At 31 December 2008

Automotive
Driveline
GKN Automotive Ltd

Europe
GKN Driveline Birmingham Ltd
GKN Driveline Walsall Ltd
GKN Driveline SA *France*
GKN Driveline Deutschland GmbH *Germany*
GKN Gelenkwellenwerk Kaiserslautern GmbH *Germany*
GKN Driveline Trier GmbH *Germany*
GKN Driveline Bruneck AG *Italy*
GKN Driveline Firenze SpA *Italy*
GKN Driveline Polska Sp. z o.o. *Poland*
GKN Driveline Slovenija d.o.o. *Slovenia*
GKN Driveline España SA *Spain*
GKN Driveline Zumaia SA *Spain*
GKN Driveline Vigo SA *Spain*
GKN Driveline Legazpi SA *Spain*
GKN Driveline Lazpiur SL (51%) *Spain*
GKN Eskisehir Automotive Products Manufacture and Sales A.S. *Turkey*

Americas
GKN Driveline North America Inc *USA*
GKN Driveline Bowling Green Inc *USA*
GKN do Brasil Ltda *Brazil*
GKN Driveline Celaya SA de CV *Mexico*
GKN Driveline Villagran SA de CV *Mexico*
GKN Driveline Uruguay SA *Uruguay*
Transejes Transmisiones Homocinéticas de Colombia SA (49%) *Colombia*

Japan
GKN Driveline Torque Technology KK *Japan*
GKN Driveline Utsunomiya Ltd *Japan*
Viscodrive Japan KK *Japan*
GKN JTEKT Ltd (49%) *Japan*

Rest of the World
Unidrive Pty Ltd (60%) *Australia*
Shanghai GKN Drive Shaft Company Ltd (50%) *China*
GKN Driveline Torque Technology (Shanghai) Co Ltd *China*
GKN Driveshaft (Chongqing) Ltd (34.5%) *China*
GKN Driveline (India) Ltd (97%) *India*
GKN Driveline Malaysia Sdn Bhd (68.4%) *Malaysia*
GKN Driveline Singapore Pte Ltd *Singapore*
GKN Driveline Korea Ltd *South Korea*
Taiway Ltd (36.25%) *Taiwan*
GKN Driveline (Thailand) Ltd *Thailand*
GKN JTEKT (Thailand) Ltd (49%) *Thailand*
GKN Driveline JTEKT Manufacturing Ltd (51%) *Thailand*

Industrial and Distribution Services
GKN Service International GmbH *Germany*
Other companies in Europe

Other Automotive
GKN AutoStructures Ltd
Chassis Systems Ltd (50%)
GKN Zhongyuan Cylinder Liner Company Ltd (59%) *China*
Emitec Gesellschaft für Emissionstechnologie mbH (50%) *Germany*
Emitec Produktion Eisenach GmbH (50%) *Germany*
Emitec Inc (50%) *USA*

Other companies
GKN Driveline International GmbH *Germany*
GKN Japan Ltd *Japan*
GKN Freight Services Ltd
Research and Product Development centres in Germany, USA and Japan
Export and representation companies in Europe and USA

Powder Metallurgy
Hoeganaes
Hoeganaes Corporation *USA*
Hoeganaes Corporation Europe GmbH *Germany*
Hoeganaes Corporation Europe SA *Romania*

Sinter Metals
Europe
GKN Sinter Metals Holdings Ltd
GKN Sinter Metals Holding GmbH *Germany*
GKN Sinter Metals Engineering GmbH *Germany*
GKN Sinter Metals GmbH Bad Brückenau *Germany*
GKN Sinter Metals GmbH Bad Langensalza *Germany*
GKN Sinter Metals Components GmbH *Germany*
GKN Sinter Metals GmbH Radevormwald *Germany*
GKN Sinter Metals Filters GmbH Radevormwald *Germany*
GKN Sinter Metals SpA *Italy*
GKN Sinter Metals AB *Sweden*

Americas
GKN Sinter Metals LLC *USA*
GKN Sinter Metals St Thomas Ltd *Canada*
GKN Sinter Metals de Argentina SA *Argentina*
GKN Sinter Metals Ltda *Brazil*

Rest of the World
GKN Danyang Industries Co Ltd *China*
Krebsoge Feida Danyang Filters Co Ltd *China*
GKN Sinter Metals Ltd *India*
GKN Sinter Metals Cape Town (Pty) Ltd *South Africa*

OffHighway

GKN OffHighway Ltd
GKN Wheels Nagbøl A/S *Denmark*
GKN Armstrong Wheels Inc *USA*
GKN FAD SpA *Italy*
GKN Geplasmetal SA *Spain*
GKN Wheels (Liuzhou) Company Ltd *China*
GKN Walterscheid Belgium BVBA *Belgium*
GKN Walterscheid Service & Distribution A/S *Denmark*
GKN Walterscheid GmbH *Germany*
GKN Walterscheid Getriebe GmbH *Germany*
GKN Walterscheid Cramer GmbH *Germany*
GKN Rockford Inc *USA*
GKN Walterscheid Inc *USA*
GKN Walterscheid Agritech Components (Shanghai) Co Ltd *China*
Matsui-Walterscheid Ltd (40%) *Japan*

Aerospace

Aerostructures

GKN Holdings Deutschland GmbH *Germany*
GKN Aerospace North America Inc *USA*
GKN Aerospace Bandy Machining Inc *USA*
GKN Aerospace Monitor Inc *USA*
GKN Aerospace Precision Machining Inc *USA*
GKN Westland Aerospace Inc *USA*
GKN CEDU Ltd
GKN Aerospace Engineering Services Pty Ltd *Australia*
Composite Technology and Applications Ltd (49%)

Propulsion Systems

GKN Aerospace Services Ltd
GKN Aerospace La Pacaudière SAS *France*
ASTECH Engineered Products Inc *USA*
GKN Aerospace Chem-tronics Inc *USA*
GKN Aerospace Muncie Inc *USA*
GKN Aerospace Cincinnati Inc *USA*
GKN Aerospace New England Inc *USA*

Special Products

GKN Aerospace Transparency Systems Inc *USA*
GKN Aerospace Transparency Systems (Thailand) Ltd *Thailand*
GKN Aerospace Transparency Systems do Brasil Ltda *Brazil*

Corporate

GKN Holdings plc
GKN (United Kingdom) plc
GKN Industries Ltd
GKN UK Investments Ltd
GKN America Corp *USA*
Ipsley Insurance Ltd *Isle of Man*
GKN China Holding Company Ltd *China*

The issued share capitals of the 162 companies which at 31 December 2008 comprised the GKN Group are held indirectly by GKN plc through intermediate holding companies which are registered or incorporated in England, USA, Germany and China. Certain intermediate holding companies do not prepare consolidated financial statements.

The percentage of the share capital held by GKN is indicated where companies are not wholly owned.

The country of incorporation or registration and the principal country in which each company operates is England unless otherwise shown.

Of the Group subsidiary sales of £4,376 million, 99.9% related to subsidiaries whose financial statements are audited by PricewaterhouseCoopers LLP, auditors of the parent company.

Shareholder Information

Annual General Meeting
The Annual General Meeting on Thursday 7 May 2009 will be held at the Cavendish Conference Centre, 22 Duchess Mews, London W1G 9DT, commencing at 2.00 pm. The notice of meeting, together with an explanation of the resolutions to be considered at the meeting, is contained within the AGM circular.

GKN website and share price information
Information on GKN, including this and prior years' annual reports, half year reports, results announcements and presentations together with the GKN share price updated every 20 minutes, is available on GKN's website at www.gkn.com. The latest GKN share price is also available within the UK from the Financial Times' Cityline service by telephoning 09058 171690. Calls are charged at 75p per minute.

Shareholding enquiries and information
Administrative enquiries relating to shareholdings should be addressed to GKN's registrar, Equiniti (see inside back cover for contact details). Correspondence should refer to GKN and include the shareholder's full name, address and, if available, the 8 or 11 digit reference number which can be found on GKN share certificates.

By visiting Equiniti's Shareview website at www.shareview.co.uk, shareholders can view information on their shareholdings and recent dividends, obtain guidance on transferring shares and receiving shareholder documents electronically, update their personal details (including changing address details) and set up a new dividend mandate or change their existing mandate. Shareholders wishing to register for Shareview will need their 8 or 11 digit reference number which can be found on GKN share certificates.

Share dealing service
A telephone dealing service has been arranged with Stocktrade which provides a simple way of buying or selling GKN shares. Full details can be obtained by telephoning 0845 601 0995 (+44 131 240 0414 from outside the UK) and quoting reference Low Co139.

Also, the Equiniti Group offers a telephone and internet dealing service for UK residents to buy or sell GKN shares. Further details can be obtained from www.shareview.co.uk/dealing or by telephoning 0845 603 7037. Equiniti Financial Services Ltd is authorised and regulated by the UK Financial Services Authority. The registered details of the provider are available from the above number.

Please note that the value of shares can fall and you may get back less than you invest. If you are in any doubt about the suitability of an investment you should seek professional advice.

Dividend reinvestment plan (DRIP)
Under the DRIP, shareholders can use their cash dividends to buy additional shares in GKN. Shareholders who would like to receive details of the DRIP should contact the Share Dividend Team at Equiniti (see inside back cover) or visit the Shareview website (www.shareview.co.uk).

GKN single company ISA
Equiniti operates a single company ISA in which GKN shares can be held in a tax efficient manner. Full details and an application form can be obtained by telephoning Equiniti's ISA Helpline on 0871 384 2244 (calls are charged at 8p per minute from a BT landline) or by visiting the Shareview website (www.shareview.co.uk). Investors should note that the value of any tax benefit will vary according to individual circumstances and the tax rules relating to ISAs may change in the future. If you are in any doubt you should seek professional advice.

GKN American Depositary Receipts
GKN has a sponsored Level 1 American Depositary Receipt (ADR) programme for which The Bank of New York Mellon acts as Depositary. Each ADR represents one GKN ordinary share. The ADRs trade in the US over-the-counter (OTC) market under the symbol GKNLY. When dividends are paid to shareholders, the Depositary converts such dividends into US dollars, net of fees and expenses, and distributes the net amount to ADR holders. For enquiries, The Bank of New York Mellon can be contacted by telephone on +1-888-BNY-ADRS (toll-free for US residents) or +1-201-680-6825 (for international residents), via their website at www.adrbnymellon.com or by email enquiry to shrrelations@bnymellon.com.

Receipt of shareholder documents
To enable the Company to reduce costs and its impact on the environment, shareholder documents are only sent in hard copy to those shareholders who have made an election to receive documents in this form. Shareholders who have not elected to receive documents in hard copy will receive a letter at the time of their publication advising that they are available electronically (usually on GKN's website). Alternatively, shareholders can elect to be notified of the publication of documents by email. Shareholders who wish to register for email notification can do so via the GKN or Shareview websites (see inside back cover).

Unsolicited mail

GKN is obliged by law to make its share register publicly available and as a consequence some shareholders may have received unsolicited mail. If you wish to limit the amount of such mail you should contact the Mailing Preference Service whose address is FREEPOST 29 LON20771, London W1E 0ZT. Alternatively they may be contacted by telephone on 0845 703 4599, via their website at www.mpsonline.org.uk or by email addressed to mps@dma.org.uk.

Shareholders are advised to be wary of any unsolicited advice, offers to buy shares at a discount or offers of free company reports. These are typically from overseas based 'brokers' who target UK shareholders, offering to sell them what are often worthless or high risk shares in US or UK investments. If you receive any unsolicited investment advice:

- make sure you obtain the correct name of the person and organisation;
- check that they are properly authorised by the Financial Services Authority by consulting the FSA register of regulated firms at www.moneymadeclear.fsa.gov.uk. If you deal with an unauthorised firm you would not be eligible to receive payment under the Financial Services Compensation Scheme; and
- report any suspicions to the FSA by calling 0845 606 1234.

Shareholder analysis

Holdings of ordinary shares at 31 December 2008:

	Shareholders		Shares	
	Number	%	Number (million)	%
Holdings				
1–500	8,494	31.7	1.9	0.3
501–1,000	5,380	20.1	4.1	0.6
1,001–5,000	10,435	38.9	23.6	3.4
5,001–50,000	2,004	7.5	22.8	3.2
50,001–100,000	84	0.3	6.2	0.9
100,001–500,000	230	0.9	58.2	8.2
500,001–1,000,000	59	0.2	39.7	5.6
above 1,000,000	116	0.4	549.0	77.8
	26,802	100	705.5	100
Shareholder type				
Individuals	22,889	85.4	38.9	5.5
Institutions	3,519	13.1	655.4	92.9
Other corporates	394	1.5	11.2	1.6
	26,802	100	705.5	100

In addition, GKN held 38.3 million shares in treasury as at 31 December 2008.

Taxation

Market values of GKN shares, 'B' shares (issued and redeemed under the return of capital in 2000) and shares in Brambles Industries plc (issued in connection with the demerger of GKN's Industrial Services businesses in 2001) for capital gains tax (CGT) purposes are as follows:

First day of trading market values[(a)]

	GKN shares	'B' shares	Brambles shares
30 May 2000[(b)]	914.5p	11.7p	–
	(98.736774%)	(1.263226%)	
7 August 2001[(c)]	282.5p	–	360.375p
	(43.943224%)		(56.056776%)

1965/1982 market values

	GKN shares unadjusted for 'B' shares or demerger[(d)]	GKN shares adjusted for 'B' shares but not demerger[(e)]	GKN shares adjusted for 'B' shares and demerger[(e)]	B' shares[(e)]	Brambles shares[(e)]
6 April 1965	116.175p	114.707p	50.406p	1.468p	64.301p
31 March 1982	104.870p	103.545p	45.501p	1.325p	58.044p

(a) The stated market values are used to allocate the base cost of GKN shares, on the basis of the relative percentages specified, between GKN shares and 'B' shares and between GKN shares and Brambles shares in calculating any CGT liability under the 'B' share return of capital and the Industrial Services businesses demerger arrangements. Worked examples and guides to the general tax position of United Kingdom shareholders under these arrangements are given in the circulars dated 20 April 2000 and 22 June 2001 respectively, copies of which are available on GKN's website and on request from the Company.

(b) Being the first day of trading of the 'B' shares.

(c) Being the first day of trading of the Brambles shares. From this date, the market price of GKN shares reduced to reflect the value of the businesses demerged into the Brambles Group.

(d) Adjusted for subsequent rights and capitalisation issues (prior to the issue of the 'B' shares on 30 May 2000) and the two for one GKN share split in May 1998.

(e) If the GKN shares in respect of which the 'B' shares/Brambles shares were issued were held by you on 6 April 1965 or 31 March 1982, you will be deemed to have also held the 'B' shares/Brambles shares on such date. In such cases, the 1965/1982 market values (adjusted as described in note (d)) are apportioned between GKN shares and 'B' shares and, if you also received Brambles shares, between GKN shares and Brambles shares using the relative percentages specified above in respect of the first day of trading market values. The apportioned market values are shown in the table.

Note: Following the unification of Brambles' dual listed companies structure and with effect from 24 November 2006, outstanding Brambles Industries plc shares were exchanged for the same number of shares in Brambles Ltd (Australia). Brambles Ltd shares are traded on the London Stock Exchange as Brambles Ltd Crest Depositary Interests (CDIs).

Subject Index

Key:
IFC — Inside Front Cover
IBC — Inside Back Cover

Contact Details

GKN plc
PO Box 55
Ipsley House
Ipsley Church Lane
Redditch
Worcestershire B98 0TL
Tel +44 (0)1527 517715
Fax +44 (0)1527 517700

London Office
50 Pall Mall
London SW1Y 5JH
Tel +44 (0)20 7930 2424
Fax +44 (0)20 7930 3255

information@gkn.com
www.gkn.com
Registered in England No. 4191106

This annual report is available on GKN's website.

Registrar
Equiniti
Aspect House
Spencer Road
Lancing
West Sussex BN99 6DA
Tel 0871 384 2962
(+44 121 415 7039 from outside UK)
Fax 0871 384 2100
(+44 121 415 7057 from outside UK)

www.equiniti.com
www.shareview.co.uk

Photography:
Bessemer converter (page 4) and Salmson biplane (page 5) courtesy of Science Museum/SSPL. Morris Mini-Minor (page 5) courtesy of DeFacto (licensed under the Creative Commons Attribution ShareAlike Licence). BMW X6 (page 18) courtesy of BMW (UK) Ltd. Nissan GT-R (page 19) courtesy of Nissan Europe SAS. New Holland Series FR 9000 and T 7000 (page 29) courtesy of Case New Holland. X47B UCAS (page 35) courtesy of Northrop Grumman Corporation. All other images supplied by GKN.

This annual report is printed on HannoArt Silk, comprising fibres sourced from sustainable forest reserves and bleached without the use of chlorine. The production mill for this paper operates to EMAS, ISO 14001 environmental and ISO 9001 quality standards.

Cautionary statement
This annual report contains forward looking statements which are made in good faith based on the information available at the time of its approval. It is believed that the expectations reflected in these statements are reasonable but they may be affected by a number of risks and uncertainties that are inherent in any forward looking statement which could cause actual results to differ materially from those currently anticipated.

Design and print by Jonesandpalmer www.jonesandpalmer.co.uk